UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2012

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2011 to December 31, 2011)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s annual business report for the year ended December 31, 2011 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary

SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	420,829	Material

SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	311,322	Material

PAXNet Co., Ltd.	May 18, 1999	Database and online information services	35,863

Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	131,789	Material

Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	16,380

Ntreev Soft Co., Ltd.	Dec. 1, 2003	Development and supply of online and mobile games and software	34,485

Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	42,142

SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,127,947	Material

Broadband D&M Co., Ltd.	Feb. 5, 1998	Management of telecommunication facilities	10,908	Material

Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	126,345	Material

Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	7,562

K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,170

2nd Benex Focus Investment Fund	Dec. 12, 2008	Investment partnership	23,171

Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,713

PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	246,574	Material

Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	36,742

Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	29,706

Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	32,955

Service In Co., Ltd.	Apr. 4, 2011	Internet services	0

BNCP Co., Ltd.	Dec. 7, 2009	Software development	0

SK Planet Co., Ltd.	Oct. 5,2011	Platform service	0	Material

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary

SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	37,562

Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	567,480	Material

Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	13,759

SK China Real Estate Co., Limited	Mar. 19, 2009	Real estate investment	295

SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	49,115	Material

SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	51,909

YTK Investment Ltd.	Jul. 1, 2010	Investment	39,645

Technology Innovation Partners, LP	Jun. 24, 2011	Investment	0

Atlas Investment	Jun. 24, 2011	Investment	0

SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	0

A. Corporate Legal Business Name: SK Telecom Co., Ltd.

B. Date of Incorporation: March 29, 1984

C. Location of Headquarters

(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2) Phone: +82-2-6100-2114

(3) Website: http://www.sktelecom.com

D. Major Businesses

(1) Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld device, affordable pricing, network coverage and an extensive contents library. With the commencement of services employing LTE technology, the Company expects to be able to provide its wireless subscribers with access to high-quality video contents and services, interactive multimedia games and other new services. In 2012, we plan to achieve new growth by focusing on data services as LTE service expands. Having reached one million LTE subscribers as of January 31, 2012 for the first time in Korea, the Company is solidifying its leadership position in LTE services based on its technology and network operating expertise. The Company also plans to improve the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company plans to develop and commercialize industry-specific solutions focused on healthcare and education through strategic alliances.

(2) Fixed-line Business

SK Broadband is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.); telemarketing services (Broadband CS Co., Ltd.); and telecommunications-related construction and lease services (Broadband D&M Co., Ltd.).

(3) Other Businesses

The Company is pursuing customer satisfaction by providing the best service and generating new values in diverse areas in contents delivery, location based service, media, mobile commerce and advertisement. In contents delivery service, the Company provides high-quality digital contents in its leading mobile contents marketplace, T store, which had more than 10 million subscribers and plans to expand globally.

In the location based service business, users of the Company’s T map service surpassed 10 million in 2011. T map provides real time traffic information and various local information. In the media business, the Company provides “hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile and other digital devices. In the commerce and advertising area, the Company’s 11 Street provides platform service that connects various sellers and purchasers on-line, which continues to increase its market share. In addition, the Company pursues new business opportunities in comprehensive advertising service comprising on-line and wireless, such as its “T ad” service.

SK Communications provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in greatly expanded advertiser base, and the increasing variety in the format of advertising have all contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Communications receives revenue from its services agreement with SK Telecom in connection with operation of WAP wireless NATE services. Service In Co., Ltd. is engaged in Internet service, database and on-line information service, data processing, Internet contents services, telemarketing and other computer services.

See “II. Business Overview” for more information.

E. Credit Ratings

(1) Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating

June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating

January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating

February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating

June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating

June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating

June 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

December 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Current rating

December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

June 3, 2008	CP	A1	Korea Ratings	Current rating

June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating

June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating

October 20, 2008	CP	A1	Korea Ratings	Regular rating

October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating

October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating

June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

June 26, 2009	CP	A1	Korea Ratings	Current rating

June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating

December 15, 2009	CP	A1	Korea Ratings	Regular rating

December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating

December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating

June 22, 2010	CP	A1	Korea Ratings	Current rating

June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating

June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating

December 16, 2010	CP	A1	Korea Ratings	Regular rating

December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating

December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

May 27, 2011	CP	A1	Korea Ratings	Current rating

June 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Current rating

June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating

December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating

December 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

December 16, 2011	CP	A1	Korea Ratings	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company (Credit rating range)	Rating type

April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating

April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating

April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

A. Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B. Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Board to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee.

C. Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd.

D. Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail

Method of Spin-off	Simple vertical spin-off

Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)

Effective Date	October 1, 2011

Set forth below is summary of financial position before and after the spin-off. (in millions of Won)

Description	Before spin-off (As of September 30, 2011)	After spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.

Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

Category		Date

Board resolution on spin-off		July 19, 2011

Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011

Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011

Date of Spin-off		October 1, 2011

Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders		October 4, 2011

Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2) Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of Hynix Semiconductor Inc. (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire the control of Hynix Semiconductor. The Company has a 21.05% equity interest in Hynix Semiconductor after the purchase.

[SK Telink Co., Ltd.]

(1) Merger

On July 22, 2010, the board of directors approved the merger of TU Media Corp. into SK Telink Co., Ltd. effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications Co., Ltd.]

(1) Merger

On June 25, 2007, the board of directors resolved to cause SK Communications Co., Ltd. to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the former SK Communications was converted into 3.5732182 shares of Empas.

(2) Spin off

On August 6, 2008, the board of directors resolved to spin off its video education business to create Etoos Co., Ltd., effective as of November 1, 2008. The spin off was intended to help the Company to better focus on its core businesses and to give each of our business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3) Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(4) Disposition of shares

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1) Interim dividend

On July 28, 2011, the board of directors resolved to declare interim dividends as follows:

1) Payment of interim dividends: cash dividend of Won 1,000 per share (Total dividend amount: Won 71,094,999,000)

2) Market dividend rate: 0.63%

3) Record date: June 30, 2011

4) Date of dividend payment : Within 20 days following the resolution of the board of directors

(2) Share buy-back

In accordance with the resolution of the Company’s board of directors on July 19, 2011, the Company repurchased 1,400,000 shares of treasury stock to stabilize share price and enhance shareholder value. The treasury shares were purchased from July 21, 2011 through September 28, 2011 and the number of treasury shares after the buy-back was 11,050,712 shares.

(3) Leak of personal information

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., the Company’s consolidated subsidiary, occurred. Two lawsuits (total claim of Won 9 million) demanding compensation for damages from the leak were filed and five payment orders (total payment amount of Won 7 million) were issued by the courts against SK Communications in connection with the leak.

(4) Bank loans

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of Hynix shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolution of our shareholders.

3. Total Number of Shares

A. Total number of shares

(As of December 31, 2011)			(Unit: shares)
Classification	Share type			Remarks
	Common shares	—	Total

I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—

(As of December 31, 2011)			(Unit: shares)
Classification	Share type			Remarks
	Common shares	—	Total

b. retirement with profit	8,533,235	—	8,533,235	—

c. redemption of redeemable shares	—	—	—	—

d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	11,050,712	—	11,050,712	—

VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury stock. The Company repurchased 1.4 million shares of treasury stock from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury stock, please see public disclosures made on July 20, 2011 and October 5, 2011.

B. Treasury Stock

(1) Acquisitions and Dispositions of Treasury Stocks

(As of December 31, 2011)					(Unit: Shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	5,686,028	1,400,000	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting shareholder	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

		Sub-total	Common shares	5,686,028	1,400,000	—	—	7,086,028

			Preferred shares	—	—	—	—	—

	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—

		Sub-total	Common shares	3,886,710	—	—	—	3,886,710

			Preferred shares	—	—	—	—	—

Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—

Total			Common shares	9,650,712	1,400,000	—	—	11,050,712

			Preferred shares	—	—	—	—	—

*	Among 11,050,712 shares directly acquired by the Company, 2,192,102 shares were deposited with the Korea Securities Depository as of December 31, 2011 for issuance upon conversion of the overseas convertible bonds.

4. Status of Voting Rights

(As of December 31, 2011)	(Unit: shares)
Classification		Number of shares	Remarks

Total shares (A)	Common share	80,745,711	-
	Preferred share	—

Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—

Shares with restricted voting rights under the Korean law (C)	-	—	-

Shares with reestablished voting rights (D)	-	—	-

The number of shares with exercisable voting rights (E = A - B - C + D)	Common share	69,694,999	-
	Preferred share	—

5. Dividends and Others

A. Dividends

(1)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(3)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(5)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

B. Dividends for the Last 3 Fiscal Years

		(Unit: in millions of Won, except per share value)
Classification		As of and for the year ended December 31, 2011	As of and for the year ended December 31, 2010	As of and for the year ended December 31, 2009
Par value per share (Won)		500	500	500
Net income		1,694,363	1,947,008	1,288,340
Net income per share (Won)		24,002	27,063	17,808
Total cash dividend		656,533	669,534	680,043
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		38.7	34.4	52.8
Cash dividend yield ratio (%)	Common share	6.6	5.4	5.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

☐	Prepared based on non-consolidated financial statements. Net income per share means basic net income per share. 2010 and 2011 information is prepared based on K-IFRS.

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS

Each company in consolidated entity is separate as a legal entity providing independent services and products.

The business is majorly distinguished as a wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, a fixed line telecommunication business consisting of PSTN, high speed Internet, data and network lease service etc. and other telecommunication business composing of Internet portal service, game etc.

1. Business Overview

[Wireless Business]

A. Industry Characteristics

As of December 31, 2011, the number of domestic mobile phone subscribers reached 52.51 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smartphone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced handsets including various smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, the B2B business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.

B. Growth Potential

			(Unit: 1,000 persons)
Classification		As of December 31, 2011	As of December 31,
			2010	2009	2008	2007
Number of subscribers	SK Telecom	26,553	25,705	24,270	23,032	21,968
	Others (KT, LGU+)	25,954	25,062	23,675	22,575	21,529
	Total	52,507	50,767	47,944	45,607	43,497

(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(As of December 31, 2011)				(Unit: %)
Classification	As of December 31, 2011	As of December 31,
		2010	2009	2008

Mobile communication services	50.6	50.6	50.6	50.5

Comparative market share:

(As of December 31, 2011)			(Unit: %)
Classification	SK Telecom	KT	LG U+

Market share	50.6	31.5	17.9

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunication service provider into a comprehensive information and communication technology (“ICT”) service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. In 2011, on a non-consolidated basis, the Company recorded revenue of Won 12.58 trillion, operating income of Won 2.09 trillion and net income of Won 1.69 trillion. On a consolidated K-IFRS basis, the Company’s revenue increased 2.2% to Won 15.99 trillion in 2011 from the previous year, primarily due to an increase in the number of 3G smartphone subscribers and LTE subscribers. The Company’s consolidated K-IFRS operating income amounted to Won 2.13 trillion, impacted by an increase in capital expenditures due to an increase in data traffic, as well as an increase in frequency expenses.

The number of subscribers as of the end of 2011 was 26,550,000, an increase of 850,000 from the previous year. In particular, the number of smartphone subscribers as of the end of 2011 was 11,260,000, an increase of 7,350,000 from the previous year, including 650,000 LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of smartphone services by providing commercial LTE services, which enable streaming service of high-quality videos, high-definition video conference calls and wireless on-line gaming services. The Company also plans to enhance customer satisfaction by improving network quality.

[Fixed Line Business]

A. Industry Characteristics

The Korean telecommunications industry is currently characterized by the introduction of smartphones, tablet computers and other devices with enhanced mobility and the advent of cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products , growth in the subscriber base for IPTV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones and tablet PCs, as well as the commercialization of the fourth generation LTE network, has greatly increased the demand for wireless data transmissions, thereby putting into greater relief the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate in 2012 when analog open air TV broadcast will terminate. We expect stronger competition in new services such as smart TVs and various convergence products, such as smartphones and N Screen services employing tablet computers.

Satellite DMB service has characteristics of both broadcasting and telecommunication services. It is characterized as satellite broadcasting because it broadcasts the same programming to multiple users through the satellite network, while it has characteristics of telecommunication because it provides two-way communication service through handsets. Satellite DMB service can be compared to broadcasting media, such as terrestrial radio and television, cable television and satellite broadcasting, as well as telecommunication media, such as the Internet and wireless telephone, and convergence media, such as wireless portal and terrestrial DMB service.

B. Growth Potential

(Unit: 1,000 persons)
Classification		As of December 31, 2011	As of December 31,
			2010	2009
Fixed Line Subscribers	High Speed Internet	17,860	17,224	16,348
	Fixed Line	18,633	19,273	20,089
	IPTV	3,591	2,740	1,742

(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions

The broadband and fixed-line telecommunications market comprises all residents in Korea who have a need for broadband Internet, telephone, IPTV or other fixed-line services, regardless of their gender, age and income levels, and extends to all geographical areas in Korea. Most foreign countries deem fixed-line telecommunications services as part of their national infrastructure, and therefore at this moment reliance on domestic service providers is near 100%. The broadband Internet market and telephone services market are near saturation, but there is a steady increase in number of subscribers. In addition, there has been a strong growth in the market for IPTV, smart office services and other integrated convergence products that are becoming the new media platform in the market, resulting in faster growth in the business-to-business market.

Historical market share of the Company:

		(Unit: %)
Classification	As of December 31, 2011	As of December 31,
		2010	2009

High Speed Internet (include Resale)	23.5	23.2	23.5

Fixed Line (include VOIP)	14.6	13.7	11.5

IPTV	24.6	26.8	23.1

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of ours, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2011, we were again ranked first in the three major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2010. The revenue from our international calling services in 2011 was Won 416.5 billion.

On December 30, 2004, we obtained from the government a license to provide the satellite DMB service, which is a new multimedia broadcasting service and a convergence service comprising broadcasting and telecommunication. We commenced commercial broadcasting in May 2005 and had 1.17 million subscribers as of December 31, 2011, which has decreased recently due to the subscribers’ migration to mobile Internet video services. The growth of satellite DMB service has generally slowed.

[Other Business]

A. Industry Characteristics

As the number of smartphone subscribers in Korea exceeds 23 million, 92% of total economically active population uses smartphones. The growth in smartphones and other mobile devices has made a service provider with strong platform business the leader in ICT market. Platform business acts as an intermediary among various customer groups and thereby generating new values, attracting subscribers and users and creating an ecosystem with certain lock-in effects. A platform can exist in various forms, including technological standard (iOS, Android OS), subscriber-based service platforms (Facebook, Twitter) or a marketplace (Amazon, T store). Platform business is evolving and expanding globally.

Platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple has become the world’s leading smartphone producer based on its innovative design and the competitive strength of its AppStore platform. Google has created a new ecosystem of long-tail advertisement by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. Facebook has grown significantly into a platform business by introducing platforms such as Facebook Connect, Social Graph and Like.

In the past 10 years, the number of Internet subscribers in Korea increased by approximately 13 million from approximately 24.4 million in 2001 to approximately 37.2 million in 2011, representing a 4.4% compounded annual growth rate. The number of Internet subscribers saw an annual growth rate of at least 5% in the first half of the decade; however, starting in 2006, the annual growth rate dropped to around 1% as the market became more mature and stable. (Source: Korea Internet & Security Agency).

Internet portal service, which has grown based on search and community services, is expanding into various different services. The primary revenue source for the Internet portal service is Internet advertisement, which has experienced a rapid growth and has become a major advertisement media comparable to traditional media such as the television or newspapers. In addition, a rapid increase in mobile Internet users has led to the development of various mobile web services and applications. Mobile advertisement market is growing rapidly together with the growing popularity of mobile Internet and is expected to become an important revenue source for Internet portal services.

B. Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet PCs become more popular and the bandwidth and speed of network infrastructure improve.

<Global Smartphone and Tablet Sales Forecast>					(in million units)
Classification	2008	2009	2010	2011	2012	2013	2014	2015

Smartphone	252	285	269	366	455	555	670	774

Tablet	—	—	18	70	108	160	223	294

(Source: Gartner, April 2011)

<Korea Smartphone and Tablet Subscriber Forecast>			(in ten thousand subscribers)
Classification	2010	2011	2012	2013	2014	2015

Smartphone	733	1,883	2,706	3,324	3,820	4,213

Tablet	18	180	383	563	744	982

(Source: Korea Communications Commission, December 2010)

As the wireless network evolves to the fourth generation (4G) LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location based services. Since the platform business realizes profit by connecting with advertisement or commerce after building a critical mass of subscriber and traffic base, recent growth in advertisement and commerce markets is expected to present an opportunity for platform businesses.

Although the number of Internet subscribers and penetration rate of Internet services in general have remained stagnant, Internet advertising has seen continued growth despite such constraints in growth potential of the Internet services market. We believe the growth of the Internet display advertising market owes in large part to its cost effectiveness compared to traditional off-line advertising, the increase in Internet advertising budgets among corporate advertisers, development of new Internet advertising products and increases in Internet advertising fees. In addition, search-based Internet advertising has continued its growth as a result of increase in pay-per-click pricing due to heightened demand by a growing number of advertisers and the increase in the overall number of clicks. A rapid growth of mobile Internet markets, spurred by the popularity of smartphones, is also expected to contribute to the growth of the Internet portal industry. The emergence of new mobile Internet services suitable for mobile devices, such as location-based services, enhanced reality, music player and mobile games, is also expected to benefit the Internet portal industry.

C. Domestic and Overseas Market Conditions

(1) Market Characteristics

The number of Internet users in Korea reached approximately 37 million, 78.0% of total population. The Internet has become an essential part of everyday life as a source of information, a leisure activity and a means of communication. (Source: Korea Internet & Security Agency). Internet portal services are expected to gain importance as gateways to various other websites and providers of diverse contents, and advertisement and contents revenue is anticipated to increase accordingly. In addition, an increase in users’ demand for portal service and contents arising from the popularity of smartphones and mobile Internet is expected to increase related revenue.

(2) Competition

•	Application Marketplace

The growth of application marketplaces, which started with Apple’s App Store, provides the platform businesses with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among ecosystems that include application developers as well as platform operators.

<Growth of Global Application Marketplace>
Classification	2008	2009	2010	2011	2012

Revenue (in US$ million)	807	4,002	6,107	10,108	15,805

Downloads (in millions)	505	2,516	4,501	8,001	14,001

(Source: Korea Electronics Technology Institute, February 2010)

<Global Competitive Environment among Application Marketplaces, May 2011>
Classification	App Store	Android Market	Ovi Store	GetJar

Operator	Apple	Google	Nokia	GetJar

Time launched	July 2008	October 2008	May 2009	2004

Available Applications	425,000	238,000	84,000	68,000

Cumulative Downloads (in billions)	15.0	5.0	1.8	0.6

(Source: ComScore, Distismo, June 2011)

•	Commerce Markets

The Company expects that on-line commerce market will continue to grow due to growth potential of Internet shopping population and strengthening of on-line business models by off-line operators.

<Size of Korea Commerce Market>		(unit: Won trillion)
Classification	2010	2011(F)	2012(F)	2014(F)

Total Commerce Markets	197.0	223.0	238.0	252.0

Online Commerce	24.8	29.6	34.1	45.2

Department Stores and Supermarkets	57.2	60.1	63.7	75.1

TV home shopping	5.2	5.9	6.3	7.2

Convenience Stores	7.0	7.8	8.8	11.2

Small Stores	101.0	103.3	119.2	113.3

(Source: National Statistical Office, 2010)

Korean advertisement market is expected to grow from Won 7.4 trillion in 2010 to Won 10.0 trillion in 2015. In particular, mobile advertisement is expected to grow rapidly to Won 0.8 trillion in 2015, primarily due to the popularity of smartphones and convergence with location based advertisement.

<Korea Advertising Market by Media>	(unit: Won trillion)
Classification	2001	2005	2010	2015(F)

Total Advertisement Market	5.5	6.3	7.4	10.0

TV, Radio, Newspaper, Magazine	4.4	4.5	4.3	4.9

Internet	0.1	0.6	1.5	2.3

Mobile			0.3	0.8

Others (including cable television)	0.9	1.2	1.6	2.0

(Source: Frost & Sullivan, 2010, Korea Communications Commission, 2010)

•	Media Contents Market

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in on-line and mobile video market.

Internet portal service providers provide more or less identical types of services, including search, social networking sites, email service, news and other contents. However, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively light entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a strongly competitive market environment.

(3) Market Share

Our “CyWorld” service is the largest social networking website in Korea, with 25.98 million cumulative subscribers, 18.19 million net subscribers and a page view of 2.7 billion as of December 2011. Our “Nate-On” service had the largest market share of 71.2% in the instant messenger market in Korea with 11.5 million net users as of December 2011. Our “Nate” search portal service ranked third among search engines in Korea with a market share of 4.9% as of December 2011. (Source: Korean Click, company data).

D. Business Overview and Competitive Strengths

Based on the digital content marketplace (T store) and commerce marketplace (11 Street), the Company plans to expand its platform ecosystem focusing on “Open & Collaboration” motto. It seeks to increase its enterprise value by expanding into media platform and advertisement platform.

T store, launched in September 2009, reached 11 million subscribers and cumulative downloads of 560 million as of December 2011, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices.

T map provides map, local information, real-time traffic information and navigation services. With unique visitors of 4 million per month, T map is one of the leading location based service platforms in Korea. The Company plans to further develop T map platform by initiating open services, providing services to more diverse types of devices and providing local services.

11 Street, a marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it has succeeded in growing to a comparable size with Auction vying for the second position. Future growth plans include new commerce and overseas joint ventures based on 11 Street’s business expertise.

The Company’s media platform business has started with “hoppin” service, which provides N-screen media service enabling subscribers to enjoy contents through a number of devices. Hoppin is expanding its services to more types of smartphones and tablets. The Company plans to develop Hoppin service into a media platform acting as an intermediary of various N-screen services. It also plans to provide media platform services in global markets, including the United States and China.

T ad, the Company’s mobile advertisement platform, is providing in-app advertisement that uses applications running on smartphones and tablets as the medium. The Company plans to diversify its advertisement offerings by leveraging its strength in subscriber-specific target marketing and its relationship with its subsidiaries. It plans to further develop T ad as N-screen advertisement platform comprising the Internet, IPTV and TV portal.

We will aim to further strengthen our competitiveness mainly by adding a social networking search service in our NATE search engine. Furthermore, we will pursue expansion into foreign markets by further exploiting the advantages of our social networking services that are unique to Cyworld, as well as improving its user interface to make it accessible to users all around the world, with an aim to establishing regional hubs for our social networking services.

2. Major Products & Services

A. Updates on Major Products and Services

(Unit: in thousands of Won, %)
Business fields	Sales type	Item	Major trademarks	Sales amount (ratio)
Mobile	SK Telecom Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Phone, Wireless Data, Information Telecommunication	T, NATE and others	13,101,945,411(82%)

Fixed Line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Phone, High Speed Internet, Date and Network lease service	B tv , 00700 international call and others	2,162,567,507(14%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., Commerce Planet Co., Ltd, SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game	11th Street, T-Store, T-map, NATE, Cyworld and others	723,764,724(4%)

Total				15,988,277,642(100%)

B. Price Fluctuation Trend of Major Products and Services

[Mobile Business]

Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of December 31, 2011, based on the Company’s Standard Plan, basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed Line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the year ended December 31, 2011, broadband Internet services comprised 45.6% of SK Broadband’s revenue, telephony service 23.4%, corporate data services 22.6% and other telecommunications services 8.4%.

[Other Business]

SK Communications’ display advertisements are priced at Won 15 to 70 million per day. Search advertisements are priced variably depending on the search keyword using cost per click and cost per time methods. Cyworld revenues are generated through sale of cyber items at a price of Won 300 to 700 per item per week.

3. Investment Status

[Mobile Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2011	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	22,773	To be determined

Total				-	To be determined	22,773	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)
	Expected investment amount		Expected investment for each year			Investment effect
Business field	Asset type	Amount	2012	2013	2014
Network/Common	Network, systems and others	23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

[Fixed Line Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	2011	Backbone and subscriber network / others	Expand subscriber networks and facilities	3,643	948	To be determined
Telephone						110
Television						445
Corporate Data				Increase leased-line and integrated information system		1,135
Others				Expand networks		1,005

Total						3,643

4. Revenues

		(Unit: in millions of Won)
Business field	Sales type	Item		For the year ended December 31, 2011	For the year ended December 31, 2010

Mobile	Services	Mobile communication	Export	1,331	599
			Domestic	13,100,614	12,919,663
			Subtotal	13,101,945	12,920,262

Fixed Line	Services	Fixed line, B2B data, High speed Internet, TV	Export	28,070	30,883
			Domestic	2,134,498	2,196,424
			Subtotal	2,162,568	2,227,307

Other	Services	Display and Search ad., Content	Export	12,036	12,000
			Domestic	711,729	439,593
			Subtotal	723,765	451,593
Total			Export	41,437	43,482
			Domestic	15,946,841	15,555,680

			Total	15,988,278	15,599,162

				(Unit: in thousands of Won)
For the year ended December 31, 2011	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation

Total revenue	14,107,174,698	2,908,757,351	1,015,148,232	18,031,080,281	(2,042,802,639)	15,988,277,642

Internal revenue	1,005,229,287	746,189,844	291,383,508	2,042,802,639	(2,042,802,639)	—

External revenue	13,101,945,411	2,162,567,507	723,764,724	15,988,277,642	—	15,988,277,642

Operating income (loss)	2,067,345,058	21,309,064	42,803,536	2,131,457,658	—	2,131,457,658

Net profit (loss)	1,627,247,181	(62,761,482)	17,587,581	1,582,073,280	—	1,582,073,280

Total asset	20,970,450,263	3,844,042,339	3,503,662,727	28,318,155,329	(3,952,118,900)	24,366,036,429

Total liabilities	8,804,587,574	2,554,298,087	982,656,565	12,341,542,226	(708,214,844)	11,633,327,382

5. Derivative Transactions

SK Telecom Co., Ltd.

A. Currency Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates

(2) Contract Terms

•	Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 4,460,739,000 (excluding tax effect totaling Won 923,991,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 20,530 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of December 31, 2011, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 1,772,463,000 (excluding tax effect totaling Won 1,162,180,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 81,582,851,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of December 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,343,719,000 (excluding tax effect totaling Won 748,258,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 1,576,703,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of December 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 956,849,000 (excluding tax effect totaling Won 305,485,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 4,355,156,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of December 31, 2011, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 53,284,478,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 17,011,667,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 3,735,804,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a gain on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009, and has applied cash flow risk hedge accounting to this swap contract starting from October 14, 2011. Accordingly, as of December 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives of Won 398,830,000 that has accrued since October 14, 2011 (excluding tax effect totaling Won 127,331,000 and foreign exchange translation gain arising from this floating rate foreign currency bonds totaling Won 1,026,034,000) was accounted for as accumulated other comprehensive loss.

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives of Won 18,801,502,000 (excluding tax effect totaling Won 6,002,590,000 and foreign exchange translation gain arising from this floating rate foreign currency bonds totaling Won 1,284,228,000) was accounted for as accumulated other comprehensive gain.

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives of Won 2,146,817,000 (excluding tax effect totaling Won 685,396,000 and foreign exchange translation loss arising from this floating rate foreign currency bonds totaling Won 153,972,000) was accounted for as accumulated other comprehensive gain.

SK Broadband Co., Ltd.

SK Broadband has entered into a currency swap contract with six financial institutions including the Korea Development Bank to hedge the foreign currency risk of U.S. dollar denominated bonds (with face amounts totaling US$500,000,000) issued on February 1, 2005, and has applied cash flow risk hedge accounting to this foreign currency swap contract as follows.

(Won in thousands)
Title	Counterparties	Contract Date / Expiration Date	Purpose	Nominal Amount	Settlement Method	Early Redemption	Currency Swap Assets	Accumulated Other Comprehensive Gain	Gain on Valuation of Currency Swap	Agreed Exchange Rates
Currency swap	Korea Development Bank and others	Feb. 1, 2005 / Feb. 1, 2012	Risk hedging	US$500 million	Receive US$ required to repay bonds and pay KRW in accordance with agreed exchange rates	Permitted	64,329,691	3,657,387	7,596,157	1,026.5 – 1,035.0

Note. The currency swap contract described above terminated on February 1, 2012, when SK Broadband repaid US$500 million of its bonds.

SK Communications Co., Ltd.

SK Communications recognizes the conversion rights of the convertible bonds received in connection with the sale of Spicus Co., Ltd. and Etoos Education Co., Ltd. at their fair value. Derivative instruments are first recognized at the fair value as of the contract date and are revaluated as of the date of reporting.

6. Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)

Service	Network O&S	January 1, 2011	December 31, 2011	Maintenance of transmission stations for 2011	1,189

Service	Service Ace	January 1, 2011	December 31, 2011	Customer service for 2011	1,129

Service	Service Top	January 1, 2011	December 31, 2011	Customer service for 2011	1,067

Service	SK Telink	January 1, 2011	December 31, 2011	Satellite DMB affiliation business	796

Service	SK Marketing & Company	January 1, 2011	December 31, 2011	Operation of membership program for 2011	701

Service	Freegent & Future	January 1, 2011	December 31, 2011	Operation of T seller program for 2011	216

Service	SK Network Service	January 1, 2011	December 31, 2011	Customer service for handsets in 2011	162

Service	Service Ace	January 1, 2011	December 31, 2011	Customer service education for 2011	114

Service	F&U Credit Information	January 1, 2011	December 31, 2011	Billing service for 2011	101

Subtotal					5,475

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Contract Contents	Counterparty	Contract Period	Note
Interconnection among telecommunication service providers	Telecommunication service providers	-	Interconnection among telecommunication service providers
Provision of electric facilities	KEPCO	From Dec. 2004 until terminated	Use of electricity poles
Use of telecommunication line conduits	Seoul City Railway	From Jan. 2009 to Dec. 2011	Use of railway telecommunication conduit
Use of telecommunication line conduits	Seoul Metro	From May 2010 to May 2013	Use of railway telecommunication conduit
Use of telecommunication line conduits	Busan Transportation Corporation	From July 2009 to July 2012	Use of railway telecommunication conduit
Use of telecommunication line conduits	Gwangju City Railway	From Sep. 2010 to Dec. 2012	Use of railway telecommunication conduit

[SK Planet]
Counterparty	Contract Contents	Contract Period	Amount
SK Communications Co., Ltd.	Operation of wireless NATE service	From Jan. 1, 2011 to Dec. 31, 2011	Flexible depending on the number of employees involved and other factors

SK Communications Co., Ltd.	Operation of shopping business at nate.com website	From July 1, 2011 to Dec. 31, 2013	Variable depending on revenue

Loen Entertainment Co., Ltd.	Acquisition of Equity Shares	Closing on Dec. 23, 2011	Acquisition price: Won 14,828 million

Note. The agreements with SK Communications Co., Ltd. have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
SK Planet Co., Ltd.	Operation of wireless NATE service	From Jan. 1, 2011 to Dec. 31, 2011	Flexible depending on the number of employees involved and other factors
Overture Korea	Agency agreement for search advertisement	-	Amount determined based on the number of clicks
SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion
SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined.
Daum Communications	Business and service cooperation regarding search advertisement	-	Revenues are allocated in accordance with certain set percentages.

Note. The agreements with SK Planet Co., Ltd. have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

7. R&D Investments

		(Unit: in million Won)
	Category	For the year ended December 31, 2011	For the year ended December 31, 2010	Remarks
	Raw material	45	41	—
	Labor	48,656	49,441	—
	Depreciation	149,850	143,131	—
	Commissioned service	40,257	98,545	—
	Others	57,118	64,755	—
	Total R&D costs	295,927	355,913	—
Accounting	Sales and administrative expenses	289,979	352,186	—
	Development expenses (Intangible assets)	5,948	3,727	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.85%	2.28%

8. Other information relating to investment decisions

[SK Telecom]

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Properties

The Company holds 4,677 Korean registered patents, 221 U.S. registered patents, 115 Chinese registered patents, 86 Japanese registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 910 Korean registered trademarks and owns intellectual property rights to the design of alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 317 Korean registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2011, SK Planet held 1,630 Korean registered patents, 91 registered design marks, 688 registered trademarks and one copyright (including those held jointly with other companies). It also holds 20 U.S. registered patents, 30 Chinese registered patents, 8 Japanese registered patents, 13 E.U. registered patents (all including patents held jointly with other companies) and more patents with other countries.

[SK Communications]

As of December 31, 2011, SK Communications held 57 Korean registered patents, 26 registered design rights and 684 registered trademarks.

III. FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

	(Unit: in thousand Won)
Classification/Fiscal Year	As of December 31, 2011	As of December 31,2010
Current Assets	6,117,478,958	6,653,991,923
• Cash and Cash Equivalent	1,650,793,876	659,404,935
• Accounts Receivable – Trade	1,823,169,889	1,949,397,279
• Accounts Receivable – Other	908,836,454	2,531,847,155
• Others	1,734,678,739	1,513,342,554
Non-Current Assets	18,248,557,471	16,478,397,157
• Long Term Investment	1,537,945,216	1,680,582,091
• Investments in Associates	1,384,605,401	1,204,691,805
• Property and Equipment	9,030,998,201	8,153,412,683
• Intangible Assets	2,995,803,300	1,884,955,652
• Others	3,299,205,353	3,554,754,926

Total Assets	24,366,036,429	23,132,389,080

Current Liabilities	6,673,589,809	6,202,170,452
Non-Current Liabilities	4,959,737,573	4,522,219,358

Total Liabilities	11,633,327,382	10,724,389,810

Controlling Shareholders’ Equity	11,661,880,863	11,329,990,900
Capital	44,639,473	44,639,473
Share Premium	(285,347,419)	(78,952,875)
Retained Earnings	11,642,525,267	10,721,249,327
Reserves	260,063,542	643,054,975
Non-Controlling Interests	1,070,828,184	1,078,008,370

Total Stockholders’ Equity	12,732,709,047	12,407,999,270

Number of Companies Consolidated	32	32

Classification/Fiscal Year	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	15,988,277,642	15,599,162,033
Operating Income (or Loss)	2,131,457,658	2,285,911,094
Income (or Loss) From Continuing Operation Before Income Tax	2,182,858,121	2,318,090,573
Consolidated Total Net Income	1,582,073,280	1,766,834,754
Net Income (or Loss) Attributable to Controlling Interests	1,612,889,086	1,841,612,790
Net Income (or Loss) Attributable to Non-Controlling Interests	(30,815,806)	(74,778,036)
Net Income Per Share (Won)	22,848	25,598
Diluted Net Income Per Share (Won)	22,223	24,942

2. Summary Financial Information (Non-Consolidated)

	(Unit: in thousand Won)
Classification/Fiscal Year	As of December 31, 2011	As of December 31,2010
Current Assets	3,948,077,706	5,316,976,799
• Cash and Cash Equivalent	895,557,654	357,469,908
• Accounts Receivable – Trade	1,282,233,900	1,453,060,673
• Accounts Receivable – Other	774,221,266	2,499,969,010
• Others	996,064,886	1,006,477,208
Non Current Assets	16,572,449,699	14,410,149,512
• Long Term Investment	1,312,437,834	1,517,029,011
• Investments in Associates	4,647,505,583	3,584,394,790
• Property and Equipment	6,260,168,675	5,469,747,495
• Intangible Assets	2,364,795,182	1,424,968,542
• Good Will	1,306,236,299	1,308,422,097
• Others	681,306,126	1,105,587,577

Total Assets	20,520,527,405	19,727,126,311

Current Liabilities	4,467,005,877	4,561,013,611
Non Current Liabilities	4,087,219,816	3,585,155,050

Total Liabilities	8,554,225,693	8,146,168,661

Capital	44,639,473	44,639,473
Share Premium	(236,016,201)	(24,643,471)
Retained Earnings	11,837,184,788	10,824,355,758
Reserves	320,493,652	736,605,890

Total Shareholders’ Equity	11,966,301,712	11,580,957,650

Classification/Fiscal Year	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	12,575,129,190	12,550,496,552
Operating Income (or Loss)	2,086,648,941	2,355,027,851
Income (or Loss) From Continuing Operation Before Income Tax	2,274,421,557	2,503,637,367
Net Income (or Loss)	1,694,363,093	1,947,007,919
Net Income Per Share (Won)	24,002	27,063
Diluted Net Income Per Share (Won)	23,343	26,366

3. K-IFRS preparation, impact to financial statements, changes in accounting principle implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from the fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for the fiscal year 2010 presented for comparison were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards.” For more information, please refer to note 3 to the independent auditor’s review report attached hereto.

IV. AUDITOR’S OPINION

1. Auditor (Consolidated)

Year ended December 31, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit Opinion (Consolidated)

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2011	Unqualified	-
Year ended December 31, 2010	Unqualified	-
Year ended December 31, 2009	Unqualified	-

3. Auditor (Non-Consolidated)

Year ended December 31, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

4. Audit Opinion (Non-Consolidated)

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2011	Unqualified	-
Year ended December 31, 2010	Unqualified	-
Year ended December 31, 2009	Unqualified	-

5. Remuneration for Independent Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit: in thousands of Won / hour)
Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task
Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B. Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Term	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000

6. Change of Independent Auditors

There was no change of independent auditors.

V. MANAGEMENT DISCUSSION AND ANALYSIS

1. BUSINEESS RESULTS

A. Consolidated Financial Information

(Unit: in billions of Won)	2011	2010	Change from 2010 to 2011
Operating Revenue	15,988	15,599	2%
Operating Expenses	13,857	13,313	4%
Operating Income	2,131	2,286	-7%
Operating Margin	13.3%	14.7%	-1.3	%p
Net Non-operating Income (Expenses)	51	32	59%
Income before Income Tax	2,183	2,318	-6%
Net Income	1,582	1,767	-10%
Net Income Attributable to Controlling Interests	1,613	1,842	-12%
Net Income Attributable to Non-controlling Interests	(31)	(75)	N/A
EBITDA	4,518	4,466	1%
EBITDA margin	28.3%	28.6%	-0.4	%p

B. SK Telecom’s Non-Consolidated Operating Information

	2011	2010	Change from 2010 to 2011
Subscribers (thousands)	26,553	25,705	3%
Net Increase	848	1,435	-41%
New Subscribers	9,468	9,651	-2%
Termination	8,619	8,216	5%
Monthly Churn Rate (%)	2.7%	2.7%	0.0	%p
Average Subscribers (thousands)	26,199	25,097	4%

Minutes of Use (MOU)
Outgoing	193	199	-3%
Incoming	98	102	-4%

Seeking to transform itself from a telecommunication service provider into a comprehensive ICT service provider, the Company continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. In 2011, on a consolidated basis, the Company recorded revenue of Won 15.99 trillion, operating income of Won 2.13 trillion and net income of Won 1.58 trillion.

On a non-consolidated basis, SK Telecom’s marketing expenses in 2011 amounted to Won 3.24 trillion, comprising 25.7% of its non-consolidated revenue in 2011, a decrease of 2.7% point from the previous year. SK Telecom’s non-consolidated capital expenditures in 2011 amounted to Won 2.28 trillion, which include the expansion and upgrade of WCDMA network to handle rapidly increasing data transmission and a build-out of commercial LTE network.

As of the end of 2011, the number of wireless subscribers in Korea reached 52.51 million, of which SK Telecom had 26.55 million subscribers representing a market share of 50.6%. In particular, the number of SK Telecom’s smartphone subscribers as of the end of 2011 was 11,260,000, an increase of 7,350,000 from the previous year, including 650,000 LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of smartphone services by providing commercial LTE services, which enable streaming service of high-quality videos, high-definition video conference calls and wireless on-line gaming services. The Company also plans to enhance customer satisfaction by improving network quality.

In October 2011, the Company spun off SK Planet as a wholly-owned subsidiary in order to enhance the growth of the platform business. In addition, the Company acquired shares of Hynix Semiconductor in February 2012 to pursue new growth opportunities. SK Broadband, SK Telink, SK Communications and Loen Entertainment also showed stable operating results based on their new services and high customer satisfaction.

C. Analysis of Consolidated Revenue and Operating Expenses

(Unit: in billions of Won)	2011	2010	Change from 2010 to 2011
Operating Revenue	15,988	15,599	2%
Operating Expenses	13,857	13,313	4%
Labor cost	1,173	1,068	10%
Commissions paid	5,646	5,598	1%
Depreciation and amortization	2,331	2,156	8%
Network interconnection	1,264	1,316	-4%
Leased line and frequency license fees	474	438	8%
Advertising	374	338	11%
Rent	402	367	9%
Cost of goods sold	959	641	50%
Others	1,232	1,391	-11%

The Company’s consolidated operating revenue increased from the previous year, primarily due to an increase in SK Telecom’s smartphone subscribers, strong growth in new businesses, such as the 11 Street, and an increase in smartphone sales by PS&Marketing.

The Company’s consolidated labor cost increased from the previous year, due principally to the reflection of labor costs of new subsidiaries established in the second half of 2010 for customer service and network maintenance. Commissions paid (including sales commissions) increased slightly from the previous year primarily due to an increase in commissions paid with respect to the accounts receivable related to sales of handsets on installment payment plans. Consolidated advertising expenses increased from the previous year, while SK Telecom’s non-consolidated advertising expenses decreased. Consolidated depreciation and amortization expenses increased due primarily to an increase in the investment in wireless networks, including LTE, WCDMA and WiFi networks, and the acquisition of additional frequency licenses. Leased line and frequency license fees increased from the previous year as the Company recognized frequency license fees of 1.6% of actual revenue attributable to the 800 MHz bandwidth reallocated in 2011 and the 2.1 GHz bandwidth allocated in 2010.

D. Analysis of Consolidated Non-operating Income and Expenses

(Unit: in billions of Won)	2011	2010	Change from 2010 to 2011
Non-operating Income	481	519	-7%
Financial Income	442	477	-7%
Equity in Earnings of Affiliates	39	42	-6%
Non-operating Expenses	430	487	-12%
Financial Costs	344	442	-22%
Equity in Losses of Affiliates	86	45	91%

The Company’s consolidated financial income decreased from the previous year, due primarily to a decrease in interest income as a result of the decrease of accounts receivable related to sales of handsets on installment payment plans. Consolidated financial costs decreased from the previous year, , due primarily to a decrease in the average outstanding balance of the Company’s borrowings. The equity in losses of affiliates increased from the previous year due primarily to an increase in losses of certain affiliates, including Packet One Network.

2. Consolidated Financial Position

A. Analysis of Consolidated Financial Position

(Unit: in billions of Won)	As of December 31, 2011	As of December 31, 2010	Change from 2010 to 2011
Assets
I.Current Assets	6,117	6,654	-8%
Cash and Cash Equivalents	1,651	659	150%
Accounts Receivable – Trade, net	1,823	1,949	-6%
Accounts Receivable – Other, net	909	2,532	-64%
Other Current Assets	1,735	1,513	15%
II. Non-Current Assets	18,249	16,478	11%
Long-term Investment Securities	1,538	1,681	-8%
Investments in Associates	1,385	1,205	15%
Property and Equipment, net	9,031	8,153	11%
Intangible Assets	2,996	1,885	59%
Other Non-Current Assets	3,299	3,555	-7%

Total Assets	24,366	23,132	5%

Liabilities
I.Current Liabilities	6,674	6,202	8%
Short-term Borrowings	701	524	34%
Accounts Payable – Trade	195	196	0%
Accounts Payable – Other	1,508	1,434	5%
Other Current Liabilities	4,270	4,048	5%
II.Non-Current Liabilities	4,960	4,522	10%
Bonds Payable, net	3,229	3,659	-12%
Long-term Borrowings	324	236	37%
Long-term Payables- Other	847	55	1447%
Other Non-Current Liabilities	559	573	-2%

Total Liabilities	11,633	10,724	8%

Stockholders’ Equity
I.Controlling Interests	11,662	11,330	3%
Share Capital	45	45	0%
Share Premium	-285	-79	261%
Retained Earnings	11,643	10,721	9%
Others	260	643	-60%
II.Non-Controlling Interests	1,071	1,078	-1%

Total Stockholders’ Equity	12,733	12,408	3%

Total Liabilities and Stockholders’ Equity	24,366	23,132	5%

Number of Companies Consolidated	32	32

The Company’s consolidated current assets as of December 31, 2011 decreased from the end of previous year, primarily due to the decrease of accounts receivable related to sales of handsets on installment payment plans and other accounts receivable. Non-current assets increased from the end of previous year, due principally to increases in property and equipment resulting from SK Telecom’s increased investment in networks, as well as an increase in intangible assets resulting from the acquisition of additional frequency licenses. Current liabilities as of December 31, 2011 increased from the end of previous year, primarily due to an increase in other accounts payable related to SK Telecom’s investment in networks and an increase in current portion of long-term debt. Non-current liabilities increased from the end of previous year, primarily due to an increase in other long-term payables resulting from SK Telecom’s acquisition of additional frequency licenses. Stockholders’ equity as of December 31, 2011 increased from the end of previous year, primarily due to an increase in the Company’s retained earnings.

3. ANALYSIS OF LIQUIDITY AND SOLVENCY

The Company’s debt-to-equity ratio (calculated based on the interest-bearing financial debt) was 47.2% and 45.7% as of the end of 2010 and 2011, respectively. Interest coverage ratio (operating income / net financial expenses) was 16.1 and 16.6 for 2010 and 2011, respectively and interest coverage ratio (operating income / interest expenses) was 6.0 and 7.2 for 2010 and 2011, respectively. The Company had sufficient liquidity to repay short-term borrowings.

4. FINANCING

As of December 31, 2011, the Company’s aggregate debt amounted to Won 5,796.0 billion, comprising long-term and short-term borrowing, bonds and current portion of long-term debt, which decreased by 0.2% from Won 5,805.0 billion as of December 31, 2010. For information on the Company’s bond issuance in 2011, please refer to the Company’s audited financial statements for 2011.

VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1. Board of Directors

A. Overview of Board of Directors Composition

The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors
8	Sung Min Ha, Young Tae Kim, Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Board to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, Young Tae Kim and Dong Seob Jee were elected as inside directors, Hyun Chin Lim was re-elected as an independent director, and Hyun Chin Lim was re-elected as a member of the audit committee.

B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval

322th (the first meeting of 2011)	January 21, 2011	• Financial Statements as of and for the year ended December 31, 2010.	Approved as proposed
		• Annual Business Report as of and for the year ended December 31, 2010	Approved as amended
		• Report for Internal Accounting Management System	-
		• Report for Subsequent Events following 4Q 2010	-

323th (the second meeting of 2011)	February 10, 2011	• Convocation of the 27th Annual General Meeting of Shareholders	Approved as proposed
		• Cooperation and share swap with KB Financial Group	Approved as proposed
		• Result of Internal Accounting Management System Evaluation	-

324th (the third meeting of 2011)	March 11, 2011	• Election of the Company’s CEO	Approved as proposed
		• Amendment of committee regulation	Approved as proposed
		• Election of committee members	Approved as proposed
		• Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed

Meeting	Date	Agenda	Approval

325th (the fourth meeting of 2011)	March 30, 2011	• Establishment of new entity with respect to a proposed business and acquisition of assets relating thereto	Approved as proposed

326th (the fifth meeting of 2011)	April 28, 2011	• Additional investment in network equipment in 2011 • Report for Subsequent Events following 1Q 2011	Approved as proposed

327th (the sixth meeting of 2011)	May 31, 2011	• NATE shopping affiliation agreement for shopping gateway business	Approved as proposed

328th (the seventh meeting of 2011)	June 23, 2011	• Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

329th (the eighth meeting of 2011)	July 19, 2011	• Approval of the spin-off plan	Approved as proposed
		• Convocation of the Extraordinary General Meeting of Shareholders	Approved as proposed
		• Setting of record date for the shareholders’ meeting	Approved as proposed
		• Purchase of treasury shares	Approved as proposed

330th (the ninth meeting of 2011)	July 28, 2011	• Proposal for interim dividend	Approved as proposed
		• Financial results for the first half 2011	-
		• Report for Anti-trust Compliance Program	-
		• Report for Subsequent Events following 2Q 2011	-

331st (the tenth meeting of 2011)	August 16, 2011	• Proposal for additional acquisition of LTE frequencies	Approved as proposed

Meeting	Date	Agenda	Approval

332nd (the 11th meeting of 2011)	September 22, 2011	• Appointment of members of the Independent Director Nomination Committee	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		• Transaction of goods, services and assets with SK Planet	Approved as proposed
		• Participation in capital increase of SK Industrial Development China	Approved as proposed
		• Participation in capital increase of SK Technology Innovation Center	Approved as proposed

333rd (the 12th meeting of 2011)	October 4, 2011	• Notice of a meeting of board of directors in lieu of the shareholders’ meeting to report the result of the spin-off	Approved as proposed

334th (the 13th meeting of 2011)	October 25, 2011	• Payment of the purchase price of the LTE frequencies	Approved as proposed
		• Proposal for the issuance of bonds	Approved as proposed
		• Report for Subsequent Events following 2Q 2011	-

335th (the 14th meeting of 2011)	November 10, 2011	• Participation in the bidding for the shares of Hynix Semiconductor**	Approved as proposed
		• Proposal for a bank loan	Approved as proposed

336th (the 15th meeting of 2011)	November 14, 2011	• Purchase of existing shares of Hynix Semiconductor and participation in the capital increase of Hynix Semiconductor	Approved as proposed

337th (the 16th meeting of 2011)	November 24, 2011	• Extension of license of SK brand.	Approved as proposed
		• Maintenance service contract for wireless cell sites.	Approved as proposed
		• Customer service contract plan.	Approved as proposed

Meeting	Date	Agenda	Approval

338th (the 17th meeting of 2011)	December 20, 2011	• Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		• Resale of fixed-line services of SK Broadband.	Approved as proposed

339th (the 1st meeting of 2012)	February 9, 2012	• Financial Statements as of and for the year ended December 31, 2011	Approved as proposed
		• Annual Business Report as of and for the year ended December 31, 2011	Approved as proposed
		• Management Plan for 2012	Approved as proposed
		• Transaction of goods, services and assets with SK Planet	Approved as proposed
		• Report for Internal Accounting Management System	-
		• Report for Subsequent Events following 4Q 2011	-

340th (the 2nd meeting of 2012)	February 23, 2012	• Convocation of the 28th Annual General Meeting of Shareholders	Approved as proposed
		• Result of Internal Accounting Management System Evaluation	-

341th (the 3rd meeting of 2012)	March 23, 2012	• Election of Chairman of the Board of Directors	Approved as proposed
		• Amendment to the Company’s internal rules	Approved as proposed
		• Election of committee members	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		• Donation to Happiness Sharing Institute	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.
**	Dal Sup Shim abstained and Jay Young Chung voted against the participation in the bidding for the shares of Hynix Semiconductor.

C. Committees within Board of Directors

(1) Committee Structure (As of March 30, 2012)

a) Compensation Review Committee

Number of Persons	Members
	Inside Directors	Independent Directors	Task
5	-	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b) Capex Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c) Corporate Citizenship Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d) Independent Director Nomination Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

e) Audit Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	-	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2011	January 20, 2011	• 2nd half 2010 Management Audit Results and Management Audit Plan for 2011	-
		• Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		• Rental contract for satellite line facilities	Approved as proposed
		• Reports on Internal Accounting Management System	-
		• Comparison of before and after operating customer contact channel and BTS maintenance subsidiary company	-
The second meeting of 2011	February 9, 2011	• Reports on 2010 Korean GAAP Audit	-
		• Report on Review of 2010 Internal Accounting Management System	-
		• Evaluation of Internal Accounting Management System Operation	Approved as proposed
		• Auditor’s Report for Fiscal Year 2010	Approved as proposed
		• Purchase of Mobile Phone Relay Devices for 2011	Approved as proposed
		• Construction of Network Facilities for 2011	Re-proposed
		• Construction of Mobile Phone Facilities for 2011	Approved as proposed

The third meeting of 2011	February 10, 2011	• Construction of Mobile Phone Facilities for 2011	Approved as proposed
The fourth meeting of 2011	March 11, 2011	• 2011 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	-
The fifth meeting of 2011	April 28, 2011	• Election of chairman	Approved as proposed
		• Mobile phone facilities construction for Fiscal Year 2011	Approved as proposed
		• Network facilities construction for Fiscal Year 2011	Approved as proposed
		• Audit plan for the Fiscal Year 2011	-
		• Remuneration of outside auditor for the Fiscal Year 2011	Approved as proposed
		• Outside auditor service plan for the Fiscal Year 2011	Approved as proposed

Meeting	Date	Agenda	Approval	Remarks
The sixth meeting of 2011	June 23, 2011	• 2011 3Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	-
		• Reports on 2011 US GAAP Audit	-
The seventh meeting of 2011	July 27, 2011	• Construction of Mobile Phone Facilities for 2011	Approved as proposed
		• Construction of Network Facilities for 2011	Approved as proposed
		• Financial Results for the First Half 2011	Approved as proposed
		• Reports on IFRS Review of the First Half of 2011	-
		• Report on Audit Report to the Extraordinary General Meeting of Shareholders	-
The eighth meeting of 2011	August 24, 2011	• Report on Accounting Review of Spin-off Balance Sheet	-
		• Audit Report to the First Extraordinary General Meeting of Shareholders	Approved as proposed
		• Management Audit Results for the First Half of 2011	-
The ninth meeting of 2011	September 21, 2011	• 2011 4Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	-
The tenth meeting of 2011	October 24, 2011	• Advertisement Agency Agreement for Outdoor Advertisement	Approved as proposed
		• Consolidated Loyalty Marketing Agency Agreement for 2012	Approved as proposed
		• Delegation of Fixed-line Services	Approved as proposed
		• Rental Contract for Telecommunication Facilities	Approved as proposed

Meeting	Date	Agenda	Approval	Remarks
The eleventh meeting of 2011	November 23, 2011	• Construction of Mobile Phone Facilities for 2011	Approved as proposed
		• Construction of Network Facilities for 2011	Approved as proposed
		• SKT (China) Holding Co., Ltd. Service Agreement	Approved as proposed

The twelfth meeting of 2011	December 19, 2011	• 2012 1Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	-

The first meeting of 2012	February 1, 2012	• Preparation for audit report for the 28th Annual General Meeting of Shareholders	-

The second meeting of 2012	February 8, 2012	• Business-to-business contract with SK Telink	Approved as proposed
		• Construction of Mobile Phone Facilities for 2012	Approved as proposed
		• Construction of Network Facilities for 2012	Approved as proposed
		• Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		• 2nd half 2011 Management Audit Results and Management Audit Plan for 2012	-
		• Reports on Internal Accounting Management System	-

The third meeting of 2012	February 22, 2012	• Reports on 2011 IFRS Audit	-
		• Report on Review of 2011 Internal Accounting Management System	-
		• Evaluation of Internal Accounting Management System Operation	Approved as proposed
		• Auditor’s Report for Fiscal Year 2011	Approved as proposed
		• Agenda and Document Review for the 28th Annual General Meeting of Shareholders	Approved as proposed
		• Purchase of Mobile Phone Relay Devices for 2012	Approved as proposed
		• Purchase of Mobile Phone Transmission Devices for 2012	Approved as proposed
		• 2012 IT SM contract	Approved as proposed
		• Engagement of Independent Auditing Firm for 2012 to 2014	Approved as proposed

The forth meeting of 2012	March 22, 2012	• 2012 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	-

*	The line items that do not show approval are for reporting purpose only.

3. Shareholders’ Exercises of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies

A. Capital Investments between Affiliated Companies

(As of December 31, 2011)
	Invested companies
Investing company	SK Corporation	SK Innovation	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK E&S	SK Bio farm	SK Securities
SK Corporation		33.4%	25.2%	39.1%	42.5%	40.0%	83.1%	94.1%	100.0%
SK Innovation
SK Telecom
SK Networks										22.7%
SK Chemicals						25.4%
SKC
SK C&C	31.8%							5.9%
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D

Total affiliated companies	31.8%	33.4%	25.2%	39.1%	42.5%	65.4%	83.1%	100.0%	100.0%	22.7%

	Invested companies
Investing company	SK Energy	SK Global Chemical	SK Lubricant	DOPCO	SK Mobile Energy	Jeju United FC	Encar network	Natruck	Natruck Friends
SK Corporation
SK Innovation	100.0%	100.0%	100.0%	41.0%	100.0%
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy						100.0%	87.5%	92.4%	50.0%
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D

Total affiliated companies	100.0%	100.0%	100.0%	41.0%	100.0%	100.0%	87.5%	92.4%	50.0%

	Invested companies
Investing company	SK Petrochemical	Green IS	Arochemi Co. Ltd.	Zicos	U base Manufacturing Asia	SK Marketing & Company	M & Service	SK Telink	NTREEV Soft	PS & Marketing
SK Corporation
SK Innovation						50.0%
SK Telecom						50.0%		83.5%	63.7%	100.0%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical	100.0%	78.9%	50.0%
SK Marketing & Company							100.0%
SK Planet
SK Communications
SK Broadband
SK Lubricant				100.0%	100.0%

UBcare
SK D&D

Total affiliated companies	100.0%	78.9%	50.0%	100.0%	100.0%	100.0%	100.0%	83.5%	63.7%	100.0%

	Invested companies
Investing company	SK Broadband	SK Planet	F&U Credit Info	Network O&S	Service Ace	Service Top	Loen Entertainment	Commerce Planet	Television Media Korea	Paxnet
SK Corporation
SK Innovation
SK Telecom	50.6%	100%	50.0%	100.0%	100.0%	100.0%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet							63.5%	100.0%	51.0%	59.7%
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D

Total affiliated companies	50.6%	100%	50.0%	100.0%	100.0%	100.0%	63.5%	100.0%	51.0%	59.7%

Invested companies
Investing company
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D
Total affiliated companies

	Invested companies
Investing company	SK Communications	Broadband Media	Broadband D&M	Broadband CS	Service In	MRO Korea	SKN Internet	SKN Service	WS Commerce	SK Pinx
SK Corporation
SK Innovation						42.5%
SK Telecom						42.5%
SK Networks							100.0%	85.0%	100.0%	100.0%
SK Chemicals
SKC
SK C&C						5.0%
SK E&C
SK E&S
SK Gas						5.0%
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet	64.6%
SK Communications					100.0%
SK Broadband		100.0%	100.0%	100.0%
SK Lubricant

UBcare
SK D&D

Total affiliated companies	64.6%	100.0%	100.0%	100.0%	100.0%	95.0%	100.0%	85.0%	100.0%	100.0%

	Invested companies
Investing company	LC&C	Speed Motor	SKC Air Gas	SKC Solmics Co., Ltd.	SK Telesys	SKW	Sumray Corporation	Incyto	SKC lighting	Daehan City Gas	Busan City Gas
SK Corporation
SK Innovation
SK Telecom
SK Networks	79.6%	100.0%
SK Chemicals
SKC			80.0%	48.7%	47.5%	65.0%	100.0%	100.0%	65.0%
SK C&C
SK E&C
SK E&S										78.4%	40.0%
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D

Total affiliated companies	79.6%	100.0%	80.0%	48.7%	47.5%	65.0%	100.0%	100.0%	65.0%	78.4%	40.0%

	Invested companies
Investing company	Jeonnam City Gas	Gangwon City Gas	JBES	CCES	YN Energy	PyongTaek Energy Service	Gimcheon Energy	PMP	SK Forest	Daejeon Pure Water
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C								50.0%	100.0%	32.0%
SK E&S	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	50.0%
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	100.0%	100.0%	32.0%

Investing company	Invested companies
	Gwangju Pure Water	SK D&D	Real Vest	SK Gas	SK Sci-tech	UB Care	SK Seentec	Korea Sleep Network	Green Biro	Namwon Sarang Electric Power
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals				45.5%	50.0%	44.0%	100.0%	100.0%
SKC
SK C&C
SK E&C	42.0%	45.0%	100.0%
SK E&S
SK Gas									100.0%
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare
SK D&D										100.0%

Total affiliated companies	42.0%	45.0%	100.0%	45.5%	50.0%	44.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	MKS Guarantee	Independence	Infosec	Ever Health Care	SKSM
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C		100.0%	100.0%
SK E&C
SK E&S
SK Gas
SK Shipping					100.0%
SK Energy
SK Global Chemical
SK Marketing & Company
SK Planet
SK Communications
SK Broadband
SK Lubricant

UBcare				100.0%
SK D&D	100.0%

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%

VII. SHAREHOLDERS INFORMATION

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2011)					(Unit: Shares, %)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio

SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Dal Sup Shim	Officer of affiliated company	Common share	500	0.00	0	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00

Total-		Common share	18,757,490	23.22	20,366,490	25.22

B. Overview of the Largest Shareholder

SK Corporation is a holding company and as of December 31, 2011, has eight subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd. and SK Biofarm Co., Ltd. SK Biofarm Co., Ltd. spun off from SK Corporation on April 1, 2011.

Details of SK Corporation’s subsidiaries are as follows:

			(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description

SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed

SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed

SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed

SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed

SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held

SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held

SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held

SK Biofarm Co., Ltd.	100.00%	228,702	Biotechnology	Privately Held

*	The above share holdings are based on common stock holdings as of December 31, 2011.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2010. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

On August 1, 2011, SK E&S Co., Ltd. acquired K-Power Co., Ltd. SK E&S that is engaged in distribution of gas and energy business plans to create synergy by merging with K-Power that is engaged in power generation and plans to seek new growth opportunities in overseas gas business and power generation.

2. Changes in shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of December 31, 2011)				(Unit: Shares, %)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Corporation purchased 1,615,000 shares

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of December 31, 2011)				(Unit: shares, %)
Rank	Name (title)	Common share		Preferred share		Sub-total
		Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio

1	Citibank ADR	21,711,446	26.89	—	—	21,711,446	26.89

2	SK Corporation	20,363,452	25.22	—	—	20,363,452	25.22

3	SK Telecom	11,050,712	13.69	—	—	11,050,712	13.69
Shareholdings under the Employee Stock Ownership Program *		299,241	0.37	—	—	299,241	0.37

*	As of December 31, 2011

B. Shareholder Distribution

(As of December 31, 2011)	(Unit: shares, %)
classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks

Total minority shareholders	40,558	99.98	24,843,976	30.76	—

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

(Unit: Won, shares)
Types		December 2011	November 2011	October 2011	September 2011	August 2011	July 2011

Common stock	Highest	154,000	156,000	165,000	159,500	155,000	161,500
	Lowest	141,500	145,000	148,000	145,500	131,000	140,500

Monthly transaction volume		5,442,574	5,958,443	4,319,905	5,296,111	7,629,297	7,487,737

B. Foreign Securities Market

New York Stock Exchange						(Unit: US$, ADR)
Types		December 2011	November 2011	October 2011	September 2011	August 2011	July 2011

Depository Receipt	Highest	14.88	15.41	15.99	16.01	16.36	18.83
	Lowest	13.35	14.14	13.53	13.35	13.67	15.21

Monthly transaction volume		49,489,960	44,012,672	36,305,704	31,273,856	45,328,712	58,978,296

VIII. EMPLOYEES AND MANAGEMENT COMPENSATION

1.	EMPLOYEES

(As of December 31, 2011)				(Unit: persons, in millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year ended December 31, 2011	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total

Male	3,357	38	—	3,395	12.4	263,888	64	—

Female	496	64	—	560	10.2	35,077	43	—

Total	3,853	102	—	3,955	12.1	298,965	60	—

2. Management Compensation

A. Amount Approved at the Shareholders’ Meeting

(Unit: Won million)
Classification	Number of Directors	Aggregate Amount Approved

Directors	8	12,000

2. Amount Paid

	(Unit: Won million)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director

Insider Directors	3	10,433	3,478

Independent Directors	1	89	89

Audit Committee Members	4	335	84

Total	8	10,857	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS

1. Loans to the Largest Shareholder and Related Persons

(As of December 31, 2011)			(Unit: in millions of Won)
Name (Corporate name)			Change details				Accrued interest	Remarks
	Relationship	Account category	Beginning	Increase	Decrease	Ending

SK Wyverns	Affiliated company	Long-term and short-term loans	2,407	—	575	1,832	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

	(Units: in millions of Won)
		Details					Remarks
Name (Corporate Name)	Relationship	Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder

Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	April 29, 2011	—	158	—

SK Networks Co., Ltd	Affiliated Company	Sale of assets not in use	Sale of assets not in use	July 29, 2011	—	267	—

SK Telesys Co., Ltd.	Affiliated Company	OA equipment sale	Sale of assets not in use	July 29, 2011	—	206	—

Total						631	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
			Change details				Accrued interest	Remarks
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending

Midus and others	Agency	Long-term and short-term loans	77,985	226,164	185,230	118,919	—	—

(Unit: in millions of Won)
Name (Corporate name)			Change details				Accrued interest	Remarks
	Relationship	Account category	Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	30,224	10,538	18,660	22,102	—	—

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A. Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status

October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value

1.       On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).

2.       On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

3.       On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

4.       On October 26 and October 29, 2010, all trust agreements for the acquisition of treasury shares terminated (aggregate amount: Won 982 billion).

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution

23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion)
2. Remuneration limit for Directors
3. Election of Directors
	• Election of inside directors	Approved (Jung Nam Cho, Sung Min Ha)
	• Election of independent directors as Audit Committee members	Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Shin Bae Kim, Young Ho Park)
	• Election of independent directors	Approved (Rak Yong Uhm, Jay Young Chung)
	• Election of independent directors as Audit Committee member	Approved (Jae Ho Cho)

25[t]h Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	3. Amendment to Company Regulation on Executive Compensation	Approved
4. Election of Directors
	• Election of inside directors	Approved (Jae Won Chey, Man Won Jung)
	• Election of independent directors	Approved (Hyun Chin Lim)
	• Election of independent directors as Audit Committee member	Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1. Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Ki Haeng Cho)
	• Election of independent directors	Approved (Dal Sup Shim)
	• Election of independent directors as Audit Committee member	Approved (Dal Sup Shim, Jay Young Chung)

27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1. Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved
	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Sung Min Ha, Jin Woo So)
	• Election of independent directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
	• Election of independent directors as Audit Committee member	Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of Directors	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)	1. Approval of the financial statements for the year ended December 31, 2011	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
3. Election of Directors
	• Election of inside directors	Approved (Young Tae Kim)
	• Election of inside directors	Approved (Dong Seob Jee)
	• Election of independent directors	Approved (Hyun Chin Lim)
	4. Election of an independent director as Audit Committee member	Approved (Hyun Chin Lim)
	5. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

2. Contingent Liabilities

[SK Telecom]

A. Material Legal Proceedings

(1) Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company appealed to the Supreme Court on November 8, 2011. The Company plans to vigorously defend itself in the Supreme Court by supplementing legal analysis relating to the interpretation of legal actions. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

[SK Broadband]

A. Material Legal Proceedings

(1) SK Broadband as the Plaintiff

(Unit: thousand won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court

Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court

Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court

Claim for Sales Price by Sambo Motors	April 2011	321,200	Pending before Appellate Court

Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court

Damages Claim relating to Hyundai Construction	December 2010	561,282	Pending before Appellate Court

Other claims and proceedings	-	651,976

Total	-	4,847,436	-

(2) SK Broadband as the Defendant

			(Unit: thousand won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Damage Claim by Sun Technology and One Other	October 2011	1,006,429	Pending before District Court

Claim for Return of Unfair Benefit from One Call	October 2010	670,787	Pending before Appellate Court

Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before District Court

Claim for Commission by i-Media Valley and Five Other Companies	July 2010	313,764	Pending before Appellate Court

Claim for Commission by Vialty and Four Other Companies	November 2010	125,000	Pending before District Court

Damage Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court

Other claims and proceedings	-	56,809	-

Total	-	2,473,789	-

The management believes that the final results of the litigations listed above would not have a material impact on the company’s financial statements. In addition, SK Broadband was sued in connection with providing subscribers’ information to third party contractors without subscribers’ effective consents. SK Broadband partly lost in the district court, which ordered SK Broadband to pay damages of Won 4,469 million (out of the plaintiffs’ claims of Won 24,689 million), and recognized such damage order as other accounts payable.

(3) Broadband Media as the Defendant

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Claim for Commission by i-Media Valley and Five Other Companies	July 2010	300,868	On appeal

Total	-	300,868	-

[SK Communications]

A. Material Legal Proceedings

As of December 31, 2011, 11 cases were pending and the aggregate amount of claim was Won 4,113 million. While the management cannot forecast the outcome of the pending cases, it does not expect material adverse impact on SK Communications’ financial condition from the litigation.

3. Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 8, 2009, ordered the Company to improve its work procedures.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

On June 10, 2010, the Korea Communications Commission imposed on the Company a fine of Won 2 billion and issued a correction order for hurting subscribers’ interests relating to USIM uses. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by September 2010.

On September 24, 2010, the Korea Communications Commission imposed on the Company a fine of Won 12.9 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2011.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and expects to complete the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 20.69 billion. The Company plans to review its legal options after receiving an official statement from the Fair Trade Commission.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

A Trial of a former director of the Company is pending with respect to the Company’s past transactions.

[SK Broadband]

On July 22, 2009, SK Broadband received a warning from the Financial Supervisory Service of Korea with respect to its omission to state a material fact that could affect investors’ investment decision when it responded to the Korea Exchange’s request for disclosure regarding SK Telecom’s acquisition of SK Broadband shares from AIG-Newbridge-TVG consortium, then-largest shareholder of SK Broadband.

On January 5, 2009, SK Broadband received a correctional order from the Fair Trade Commission of Korea for unfair business practices relating to marketing networks. SK Broadband has taken efforts to educate the relevant personnel and implement reports to the Fair Trade Commission to prevent a repeat of the same violation.

[SK Communications]

On July 31, 2008, SK Communications was imposed a fine of Won 125 million by the Fair Trade Commission of Korea in connection with the preparation for the Fair Trade Commission’s field inspection. SK Communications has paid the fine and has taken efforts to prevent a repeat of the same violation, including education of the relevant personnel.

[Loen Entertainment]

On February 28, 2011, Loen Entertainment Inc. received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Fair Trade Act and was imposed a fine of Won 10,381 million with respect to providing Non-DRM on-line music content services. Loen Entertainment filed a suit disputing the order of the Fair Trade Commission and the suit is currently pending.

4. Important Matters That Occurred After December 31, 2011

[SK Telecom]

(1) Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of Hynix Semiconductor Inc. (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire the control of Hynix Semiconductor. The Company will have a 21.05% equity interest in Hynix Semiconductor after the purchase.

(2) Syndicated Loan

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of Hynix shares, in accordance with the board of directors’ resolution on November 10, 2011. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

(3) Sale of Available-for-sale Financial Assets

On February 2, 2012, SK Communications sold Won 20 billion principal amount of convertible bonds issued by Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 for a price of Won 19 billion, in accordance with the board resolution of January 13, 2012. SK Communication is pursuing a public sale of its equity shares of Etoos Education (15.58%) and remaining convertible bonds in the principal amount of Won 5 billion, as disclosed on February 24, 2012.

5. Use of Proceeds

A. Use of Proceeds from Public Offerings

(Unit: Won million )
Classification	Closing Date	Proceeds	Use of Proceeds disclosed in the Prospectus	Actual Use of Proceeds	Reasons for Change

Bonds (series 61-1)	December 27, 2011	110,000	Working Capital	Working Capital	-

Bonds (series 61-2)	December 27, 2011	190,000	Working Capital	Working Capital	-

B. Use of Proceeds from Private Offerings

(Unit : Won million )
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change

Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	-

Floating Rate Notes	December 15, 2011	347,088	Refinancing of floating rate notes issued in April 2009	Refinancing and working capital	-

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010 AND

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

AND INDEPENDENT AUDITORS’ REPORT

Audit —Tax—Consulting—Financial Advisory—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of

SK Telecom Co., Ltd.

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co. Ltd. and subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of the Korean won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Anjin LLC

Deloitte Anjin LLC
Seoul, Korea
March 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SK Telecom Co., Ltd.

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 (all expressed in Korean won) of the Company and our report dated March 13, 2012, expressed an unqualified opinion on those financial statements, and included explanatory paragraphs relating to the transition of Korean won amounts to U.S. dollar amounts.

/s/ Deloitte Anjin LLC

Deloitte Anjin LLC
Seoul, Korea

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

		Korean won						Translation into U.S. dollars (Note 2)
ASSETS		January 1, 2010		December 31, 2010		December 31, 2011		December 31, 2011
	Notes	(In millions)						(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	4,29	(Won)	905,561	(Won)	659,405	(Won)	1,650,794	$1,424,941
Short-term financial instruments	4,29		471,970		567,152		979,564	845,545
Short-term investment securities	4,7		376,722		400,531		94,829	81,855
Accounts receivable - trade, net	4,5,28		1,832,967		1,949,397		1,823,170	1,573,733
Short-term loans, net	4,5,28		75,941		94,924		100,429	86,689
Accounts receivable - other, net	4,5,28		2,421,874		2,531,847		908,836	784,494
Prepaid expenses			172,225		182,091		118,200	102,028
Derivative assets	4,30		—		—		148,038	127,784
Inventories, net	6,29		119,317		149,223		219,590	189,547
Advanced payments and other	4,5,7		65,391		119,422		74,029	63,902

Total Current Assets			6,441,968		6,653,992		6,117,479	5,280,518

NON-CURRENT ASSETS:
Long-term financial instruments	4,29		6,565		117		7,628	6,584
Long-term investment securities	4,7		2,443,978		1,680,582		1,537,945	1,327,531
Investments in associates	8		549,913		1,204,692		1,384,605	1,195,170
Property and equipment, net	9,28,29		8,027,678		8,153,413		9,030,998	7,795,423
Investment property	10		212,742		197,307		271,086	233,997
Goodwill	11		1,736,733		1,736,649		1,749,933	1,510,516
Intangible assets	12		2,004,218		1,884,956		2,995,803	2,585,933
Long-term loans, net	4,5,28		81,109		84,323		95,565	82,490
Long-term accounts receivable - other	4,5		761,735		527,106		5,393	4,655
Long-term prepaid expenses	29		449,906		411,509		567,762	490,084
Guarantee deposits	4,5,28		232,975		250,333		245,218	211,669
Long-term derivative assets	4,30		314,658		203,382		105,915	91,424
Deferred income tax assets	24		28,646		106,860		227,578	196,442
Other	4,5		43,900		37,168		23,128	19,965

Total Non-current Assets			16,894,756		16,478,397		18,248,557	15,751,883

TOTAL ASSETS		(Won)	23,336,724	(Won)	23,132,389	(Won)	24,366,036	$21,032,401

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

		Korean won						Translation into U.S. dollars (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY		January 1, 2010		December 31, 2010		December 31, 2011		December 31, 2011
	Notes	(In millions)						(In thousands)

CURRENT LIABILITIES:
Short-term borrowings	4,13,29	(Won)	554,469	(Won)	523,710	(Won)	700,713	$604,845
Accounts payable - trade	4,28		164,314		195,777		195,391	168,659
Accounts payable - other	4,28		1,307,236		1,434,329		1,507,877	1,301,577
Withholdings	4		288,455		408,261		496,860	428,882
Accrued expenses	4		419,816		677,480		744,673	642,791
Income tax payable	24		395,503		259,871		293,725	253,539
Unearned revenue			341,538		311,365		290,791	251,006
Derivative liabilities	4,30		36,318		15,393		4,645	4,009
Provisions	15		516,382		652,889		657,198	567,284
Current portion of long-term debt, net	4,13,14,16		1,262,383		1,601,231		1,662,841	1,435,340
Advanced receipts and other			96,364		121,864		118,876	102,612

Total Current Liabilities			5,382,778		6,202,170		6,673,590	5,760,544

NON-CURRENT LIABILITIES:
Bonds payable, net	4,13		4,453,300		3,658,546		3,229,009	2,787,233
Long-term borrowings	4,13,29		844,640		235,968		323,852	279,544
Long-term payables - other	4,14		170,953		54,783		847,496	731,546
Long-term unearned revenue			274,876		241,892		212,172	183,144
Finance lease liabilities	4,16		77,709		60,075		41,940	36,202
Retirement benefit obligation	17		53,659		67,870		85,941	74,183
Long-term derivative liabilities	4,30		34,495		14,761		—	—
Long-term provisions	15		121,097		112,227		142,361	122,884
Long-term advanced receipts and other	4,28		75,172		76,098		76,966	66,435

Total Non-current Liabilities			6,105,901		4,522,220		4,959,737	4,281,171

Total Liabilities			11,488,679		10,724,390		11,633,327	10,041,715

EQUITY:
Share capital	1,18		44,639		44,639		44,639	38,532
Share premium	18,19		167,876		(78,953)		(285,347)	(246,307)
Retained earnings	20		9,563,940		10,721,249		11,642,525	10,049,655
Reserves	21		919,835		643,056		260,064	224,483
Non-controlling interests			1,151,755		1,078,008		1,070,828	924,323

Total Equity			11,848,045		12,407,999		12,732,709	10,990,686

TOTAL LIABILITIES AND EQUITY		(Won)	23,336,724	(Won)	23,132,389	(Won)	24,366,036	$21,032,401

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2010		2011		2011
		(In millions except for per share data)				(In thousands except for per share data)
	Notes
OPERATING REVENUE :
Revenue	27,28	(Won)	15,518,637	(Won)	15,938,549	$13,757,919
Other	22		80,525		49,729	42,925

Sub-total			15,599,162		15,988,278	13,800,844

OPERATING EXPENSES :	27,28
Labor cost	17		1,067,820		1,173,247	1,012,729
Commissions paid			5,598,044		5,646,448	4,873,930
Depreciation and amortization	9,10,12		2,155,815		2,331,268	2,012,316
Network interconnection			1,316,296		1,264,109	1,091,160
Leased line			437,830		474,018	409,165
Advertising			338,447		374,269	323,063
Rent			367,292		401,706	346,747
Cost of goods sold			640,933		959,276	828,033
Other	12,22		1,390,774		1,232,479	1,063,857

Sub-total			13,313,251		13,856,820	11,961,000

OPERATING INCOME	27		2,285,911		2,131,458	1,839,844

Financial income	23		477,217		442,325	381,808
Financial costs	23		(441,623)		(343,776)	(296,742)
Equity in earnings of affiliates	8		41,828		39,131	33,777
Equity in losses of affiliates	8		(45,242)		(86,280)	(74,476)

INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX			2,318,091		2,182,858	1,884,211

INCOME TAX FOR CONTINUING OPERATION	24		544,530		599,093	517,128

INCOME FROM CONTINUING OPERATION			1,773,561		1,583,765	1,367,083

INCOME(LOSS) FROM DISCONTINUED OPERATION	32		(6,726)		(1,692)	(1,461)

NET INCOME	27	(Won)	1,766,835	(Won)	1,582,073	$1,365,622

ATTRIBUTABLE TO :
Controlling interests			1,841,613		1,612,889	1,392,222
Non-controlling interests			(74,778)		(30,816)	(26,600)

		(Won)	1,766,835	(Won)	1,582,073	$1,365,622

NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars)	25	(Won)	25,653	(Won)	22,864	$19.74

NET INCOME PER SHARE (In Korean won and U.S. dollars)	25	(Won)	25,598	(Won)	22,848	$19.72

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars)	25	(Won)	24,995	(Won)	22,238	$19.20

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars)	25	(Won)	24,942	(Won)	22,223	$19.18

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2010		2011		2011
		(In millions except for per share data)				(In thousands except for per share data)
	Notes
NET INCOME		(Won)	1,766,835	(Won)	1,582,073	$1,365,622

OTHER COMPREHENSIVE INCOME :
Unrealized losses on valuation of available-for-sale financial assets	21,24		(204,325)		(433,546)	(374,230)
Share in other comprehensive income of Investments in associates	8,24		(390)		(2,173)	(1,876)
Gain (loss) on valuation of derivatives	21,24		(76,613)		29,236	25,236
Foreign-based operations’ translation adjustment			(1,459)		40,673	35,109
Actuarial gains (losses) on retirement benefit obligations	17,24		(4,497)		(25,275)	(21,817)

Sub-total			(287,284)		(391,085)	(337,578)

TOTAL COMPREHENSIVE INCOME		(Won)	1,479,551	(Won)	1,190,988	$1,028,044

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO :
Controlling interests			1,560,572		1,206,577	1,041,500
Non-controlling interests			(81,021)		(15,589)	(13,456)

		(Won)	1,479,551	(Won)	1,190,988	$1,028,044

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

				Share premium																Total stockholders’ equity
		Common stock		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves		Controlling Interests		Non-controlling interests
	Notes
(In millions of Korean won)
Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	740,053)	(Won)	9,563,940	(Won)	919,835	(Won)	10,696,290	(Won)	1,151,755	(Won)	11,848,045
Cash dividends	26		—		—		—		—		—		(680,043)		—		(680,043)		—		(680,043)
Total comprehensive income (loss)			—		—		—		—		—		1,837,352		(276,779)		1,560,573		(81,022)		1,479,551
Net income			—		—		—		—		—		1,841,613		—		1,841,613		(74,778)		1,766,835
Other comprehensive income	21		—		—		—		—		—		(4,261)		(276,779)		(281,040)		(6,244)		(287,284)
Treasury stock	19		—		—		(210,356)		—		—		—		—		(210,356)		—		(210,356)
Changes in subsidiaries			—		—		—		—		(36,473)		—		—		(36,473)		7,275		(29,198)

Balance, December 31, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999
Cash dividends	26		—		—		—		—		—		(668,293)		—		(668,293)		(2,226)		(670,519)
Total comprehensive income (loss)			—		—		—		—		—		1,589,569		(382,992)		1,206,577		(15,589)		1,190,988
Net income			—		—		—		—		—		1,612,889		—		1,612,889		(30,816)		1,582,073
Other comprehensive income	21		—		—		—		—		—		(23,320)		(382,992)		(406,312)		15,227		(391,085)
Treasury stock	19		—		—		(208,012)		—		—		—		—		(208,012)		—		(208,012)
Effect of change in income tax rate	24		—		—		—		(2,980)		—		—		—		(2,980)		—		(2,980)
Changes in subsidiaries			—		—		—		—		4,598		—		—		4,598		10,635		15,233

Balance, December 31, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,410,451)	((Won)	18,855)	((Won)	771,928)	(Won)	11,642,525	(Won)	260,064	(Won)	11,661,881	(Won)	1,070,828	(Won)	12,732,709

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

YEARS ENDED DECEMBER 31, 2011 AND 2010

			Share premium								Total stockholders’ equity
		Common stock	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Controlling interests	Non-controlling interests
	Notes
(In thousands of U.S. dollars)
Balance, January 1, 2011		$38,532	$2,516,950	($1,901,112)	($13,703)	($670,286)	$9,254,423	$555,076	$9,779,880	$930,521	$10,710,401
Cash dividends	26	—	—	—	—	—	(576,861)	—	(576,861)	(1,921)	(578,782)
Total comprehensive income (loss)		—	—	—	—	—	1,372,093	(330,593)	1,041,500	(13,456)	1,028,044
Net income		—	—	—	—	—	1,392,222	—	1,392,222	(26,600)	1,365,622
Other comprehensive income	21	—	—	—	—	—	(20,129)	(330,593)	(350,722)	13,144	(337,578)
Treasury stock	19	—	—	(179,553)	—	—	—	—	(179,553)	—	(179,553)
Effect of change in income tax rate	24	—	—	—	(2,572)	—	—	—	(2,572)	—	(2,572)
Changes in subsidiaries		—	—	—	—	3,969	—	—	3,969	9,179	13,148

Balance, December 31, 2011		$38,532	$2,516,950	($2,080,665)	($16,275)	($666,317)	$10,049,655	$224,483	$10,066,363	$924,323	$10,990,686

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2010		2011		2011
	Notes	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities
Net income		(Won)	1,766,835	(Won)	1,582,073	$1,365,622
Adjustments for income and expenses	31		3,089,520		3,225,682	2,784,361
Changes in assets and liabilities related to operating activities :	31		277,352		2,180,223	1,881,936

Sub-total			5,133,707		6,987,978	6,031,919

Interest received			208,444		156,745	135,300
Dividends received			32,394		34,521	29,798
Interest paid			(364,704)		(301,632)	(260,364)
Income tax paid			(666,436)		(571,217)	(493,066)

Net Cash Provided by Operating Activities			4,343,405		6,306,395	5,443,587

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			168,260		125,000	107,898
Collection of short-term loans			216,857		194,561	167,942
Decrease in long-term financial instruments			3		5	4
Proceeds from sales of long-term investment securities			630,030		256,666	221,550
Proceeds from disposal of associates			58,873		6,381	5,508
Proceeds from disposal of property and equipment			94,254		35,197	30,382
Proceeds from disposal of intangible assets			6,826		3,833	3,309
Collection of long-term loans			17,823		33,824	29,196
Decrease in other non-current assets			2,381		4,122	3,558
Cash inflows from transaction of derivatives			1,255		—	—
Cash inflows from acquisition			42,736		66,277	57,209

Sub-total			1,239,298		725,866	626,556

Cash outflows for investing activities:
Increase in short-term financial instruments, net			88,682		412,256	355,853
Increase in short-term loans			221,308		233,189	201,285
Increase in long-term financial instruments			55		7,516	6,488
Acquisition of long-term investment securities			150,447		323,246	279,021
Acquisition of associates			736,105		239,975	207,143
Acquisition of property and equipment			2,142,309		2,960,556	2,555,508
Acquisition of investment property			1,991		86,285	74,480
Acquisition of goodwill			—		1,976	1,706
Acquisition of intangible assets			128,032		596,461	514,856
Increase in long-term loans			36,549		13,856	11,960
Increase in other non-current assets			10,778		3,071	2,651
Cash outflows from transaction of derivatives			35,260		4,007	3,459
Cash outflows from acquisition			26,814		82,533	71,241

Sub-total			3,578,330		4,964,927	4,285,651

Net Cash Used in Investing Activities		((Won)	2,339,032)	((Won)	4,239,061)	($3,659,095)

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2010		2011		2011
	Notes	(In millions)				(In thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings		(Won)	—	(Won)	174,222	$150,386
Issuance of bonds payable			149,308		1,129,533	974,996
Proceeds from long-term borrowings			108,044		92,367	79,730
Increase in equity of consolidated subsidiaries			6,452		5,769	4,980

Sub-total			263,804		1,401,891	1,210,092

Cash outflows for financing activities:
Repayment of short-term borrowings			30,910		—	—
Repayment of current portion of long-term debt			739,334		224,581	193,855
Repayment of bonds payable			605,140		842,160	726,940
Repayment of long-term borrowings			200,000		512,377	442,276
Payment of dividends			682,283		668,293	576,861
Acquisition of treasury stock			252,259		208,012	179,553
Cash outflows from transaction of derivatives			—		25,783	22,256

Sub-total			2,509,926		2,481,206	2,141,741

Net Cash Used in Financing Activities			(2,246,122)		(1,079,315)	(931,649)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS			(241,749)		988,019	852,843

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD			905,561		659,405	569,189

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY			(4,407)		3,370	2,909

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		(Won)	659,405	(Won)	1,650,794	$1,424,941

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)

SK Holdings, Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	42,939,460	53.17
Treasury stock	11,050,712	13.69

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). The Company has adopted IFRS as issued by IASB for the annual period beginning on January 1, 2011. In accordance with IFRS 1 First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2010. Refer to Note 3, for transition adjustments to IFRS.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,158.50 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 30, 2011.

The consolidated financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or at fair values. Major accounting policies used for the preparation of the consolidated financial statements are stated below and these accounting policies have been applied consistently to the financial statements for the current period and comparative periods. Historical cost is generally based on the fair value of the consideration paid in exchange for assets. The consolidated financial statements were approved by the board of directors on February 9, 2012.

Recent Accounting Standards

Currently, enactments and amendments of the IFRSs are in progress, and the financial information presented in the financial statements may change accordingly in the future. The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board’s (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2015. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles. Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The Company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate significant impacts as a result of these amendments.

a.	Basis of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries of SK Telecom as of December 31, 2011.

Subsidiary	Primary business	Number of shares	Ownership Percentage(%)	Location

SK Telink Co., Ltd.	Telecommunication services	1,082,272	83.5	Korea
SK Communications Co., Ltd.	Internet website services	28,029,945	64.6	Korea
PAXNet Co., Ltd.	Internet website services	5,590,452	59.7	Korea
Loen Entertainment, Inc.	Release of music disc	17,088,125	67.6	Korea
Stonebridge Cinema Fund	Investment association	150	57.0	Korea
Ntreev Soft Co., Ltd.	Game software production	2,064,970	63.7	Korea
Commerce Planet Co., Ltd.	Online shopping mall operation agency	29,396	100.0	Korea
SK Broadband Co., Ltd.	Telecommunication services	149,638,354	50.6	Korea
Broadband D&M Co., Ltd.	Base station maintenance service	900,000	100.0	Korea
Broadband Media Co., Ltd.	Multimedia TV portal services	25,200,000	100.0	Korea
Broadband CS Co., Ltd.	Customer Q&A and services	1,210,596	100.0	Korea
K-net Culture and Contents Venture Fund	Investment association	295	59.0	Korea
2nd Benex Focus Investment Fund	Investment association	200	66.7	Korea
Open Innovation Fund	Investment association	450	98.9	Korea
PS&Marketing Corporation	Communications device retail business	46,000,000	100.0	Korea
Service Ace Co., Ltd.	Customer center management service	4,385,400	100.0	Korea
Service Top Co., Ltd.	Customer center management service	2,856,200	100.0	Korea
Network O&S Co., Ltd.	Base station maintenance service	3,000,000	100.0	Korea
BNCP Co., Ltd.	Internet website services	8,820,000	100.0	Korea
Service-In Co., Ltd.	Database & on-line information service	500,000	100.0	Korea
SK Planet Co., Ltd.	Telecommunication services	60,000,000	100.0	Korea
SK Telecom China Holdings Co., Ltd.	Equity Investment	—	100.0	China
Sky Property Mgmt., Ltd.	Real Estate Investment	22,980	60.0	China
Shenzhen E-eye High Tech Co., Ltd.	Manufacturing	—	65.5	China
SK China Real Estate Co., Ltd.	Real Estate Investment	70,000,000	99.4	Hongkong
SKT Vietnam PTE., Ltd.	Telecommunication services	180,476,700	73.3	Singapore
SKT Americas, Inc.	Information gathering and consulting	109	100.0	USA
YTK Investment Ltd	Investment Association	—	100.0	Cayman
Atlas Investment	Investment Association	—	100.0	Cayman
Technology Innovation Partners, L.P	Investment Association	—	100.0	Cayman
SK Telecom China Fund I L.P.	Investment Association	—	100.0	Cayman

The condensed financial information of the Company’s controlled subsidiaries as of and for the year ended December 31, 2011 is as follows (In millions of Korean won):

	Total assets		Total liabilities		Revenue		Net income (loss)
SK Telink Co., Ltd.	(Won)	420,829	(Won)	228,687	(Won)	419,131	(Won)	35,269
SK Communications Co., Ltd.		314,700		82,658		262,140		(4,366)
PAXNet Co., Ltd.		33,949		11,461		33,004		(2,347)
Loen Entertainment, Inc.		157,104		48,386		167,273		21,398
Stonebridge Cinema Fund		18,506		196		21		1,069
Ntreev Soft Co., Ltd.		37,529		17,304		56,029		8,707
Commerce Planet Co., Ltd.		49,729		51,057		75,038		(556)
SK Broadband Co., Ltd.		3,314,479		1,942,652		2,302,563		9,499
Broadband D&M Co., Ltd.		11,872		7,399		46,433		(49)
Broadband Media Co., Ltd.		89,915		356,816		66,526		(32,214)
Broadband CS Co., Ltd.		6,948		18,744		74,104		63
K-net Culture and Contents Venture Fund		48,057		16		—		(113)
2nd Benex Focus Investment Fund		21,663		285		—		(10,358)
Open Innovation Fund		44,716		432		—		(427)
PS&Marketing Corporation		289,062		143,883		1,078,925		(31,820)
Service Ace Co., Ltd.		43,447		21,669		130,102		1,365
Service Top Co., Ltd.		37,165		23,255		123,366		1,829
Network O&S Co., Ltd.		80,249		61,555		199,653		5,646
BNCP Co., Ltd.		28,631		11,397		17,860		1,877
Service-In Co., Ltd.		3,247		759		6,225		(12)
SK Planet Co., Ltd.		1,677,730		423,903		280,722		11,014
SK Telecom China Holdings Co., Ltd.		36,810		2,442		26,944		(232)
Sky Property Mgmt., Ltd. (Note a)		820,639		317,038		51,204		6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569		3,744		14,703		2,007
SKT Vietnam PTE., Ltd.		42,539		9,769		5,519		205
SKT Americas, Inc.		42,681		1,280		18,468		(14,604)
YTK Investment Ltd		51,218		—		—		—
Atlas Investment (Note b)		50,643		530		—		(2,056)

(Note a)	The financial information of Sky Property Mgmt, Ltd. also includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of the Company.
(Note b)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P., Technology Venture Fund, LP, SK Telecom Global Investment B.V. and SK Telecom China Fund I L.P., all of which are also subsidiaries of the Company.

Change in scope of consolidation

For the year ended December 31, 2011, the Company newly included the following subsidiaries in its consolidation: Service-In Co., Ltd., Atlas Investment and Technology Innovation Partners, L.P. as these entities became the wholly-owned subsidiaries of the Company; SK China Real Estate Co., Ltd. and SK Telecom China Fund I L.P. as the Company obtained ownership of more than 50% of total outstanding common stock of the respective entities ; BNCP Co., Ltd. as the Company acquired a controlling equity interest in the entity; and SK Planet Co., Ltd., a newly established entity which was previously a business unit of SK Telecom.

For the year ended December 31, 2011, the Company excluded SK I Media from its consolidation as the Company disposed of all its common stock. Refer to FN 32 Discontinued operations.

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the current period are included in the consolidated statement of income and comprehensive income from the effective date of acquisition and until the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if it results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full during the consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over its subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings).

b.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in net income as incurred.

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net faire value of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held interest in the acquiree (if any); the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in net income. Any changes in value of equity interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income as if that interest were disposed of.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

c.	Foreign Currency Exchange

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in net income in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into to hedge certain foreign currency risks (refer to Note 2.q for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to net income on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to net income.

d.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

e.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”) investments, available-for-sale (“AFS”) financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

1)	Classification of financial assets

1-1)	Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in net income. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in net income.

1-2)	HTM investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as HTM investments. HTM investments are measured at amortized cost using the effective interest method less any impairment, with revenue amortized on an effective yield basis.

1-3)	AFS financial assets

Non-derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at AFS financial assets. AFS financial assets are initially recognized and measured at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in net income. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to net income. Dividends on AFS financial assets are recognized in net income when the Company’s right to receive the dividends is established.

1-4)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

For listed and unlisted equity financial assets classified as AFS financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative unrealized gains or losses previously recognized in other comprehensive income are reclassified to net income in the period. In respect of AFS equity securities, impairment losses previously recognized in net income are not reversed through net income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in subsequent periods, if the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income, the impairment loss shall be reversed, with the amount of the reversal recognized in net income.

For financial assets carried at amortized cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through net income to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For financial assets carried at cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current rate of return for a similar financial asset. Once an impairment loss has been recognized on a financial asset recognized at cost, it is not permitted to recognize a reversal.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in net income.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset are expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

f.	Financial Liabilities and equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

1)	Classification of financial liabilities and equity instruments

1-1)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in net income related to the acquisition, sale, issue or cancellation of treasury shares.

1-2)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, which is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in net income. The net gain or loss recognized in net income incorporates any interest paid on the financial liability.

1-3)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or the liabilities are expired. An exchange between an existing borrower and lender of financial liabilities with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in net income.

g.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

h.	Investments in Associates and Joint Ventures

Associates are those entities over which the Company has significant influence but doesn’t control or has joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the net income and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and assessed for impairment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in net income.

When the Company or its subsidiary transacts with its associate, unrealized gains from the transactions are eliminated to the extent of the Company’s interests in the associate. Unrealized losses are also eliminated, as long as the unrealized loss is not an impairment indicator of an asset which is being transferred.

When necessary, the Company may revise an associate’s financial statements, to apply consistent accounting policies as the Company, prior to applying the equity method of accounting for its investment in the associate.

The requirements of IFRS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IFRS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IFRS 36 to the extent that the recoverable amount of the investment subsequently increases.

i.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15 ~ 50
Machinery	3 ~ 15
Office equipment, tools and misc.	4 ~ 10

The Company reviews its depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in net income when the item is derecognized.

For Company’s policy on impairment on Property & Equipment and Intangible Assets other than Goodwill refer to Note 2.m below.

j.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 15 ~ 50 years using the straight-line method.

The Company reviews the depreciation method, the estimated useful lives and residual values of investment property at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in net income in the period in which the property is derecognized.

k.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

Goodwill is not subject to amortization but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

l.	Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization is recognized on a straight-line basis over the estimated useful lives of the related intangible assets as follows:

Assets	Useful lives (years)
Frequency use rights	6 ~ 13
Land use right	5
Industrial right	5 ~ 10
Software development costs	5
Customer relationships	4 ~ 9
Other	5 ~ 20

The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. In the case of amortizable intangible assets, the Company reviews impairment at such time when events occur that indicate the carrying amount may not be recoverable.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. The gains or losses arising from derecognition of an intangible asset, measured at the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in net income when the asset is derecognized.

For Company’s policy on impairment on Property & Equipment and Intangible Assets other than Goodwill refer to Note 2.m below.

m.	Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its plant and property and its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

n.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to the grants and it is probable that the Company will receive such grants.

Government grants for acquiring or constructing non-current assets are recognized as a deduction of the related assets’ book value in the consolidated statement of financial position, and is recognized into income or expense as a deduction to depreciation expense over the useful life of the related assets. Other government grants are recognized in income or expense when Company recognizes the related expenses for which the grants are intended to reimburse.

Government grants for specific expenditure reimbursement, losses already incurred by the Company, and immediate financial support with no future expenditure requirements are recognized in other operating revenue in the period in which they become receivable by the Company.

o.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in net income in the period in which they are incurred.

p.	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred

q.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in income or expense immediately, unless the derivative is designated and is effective as a hedging instrument. The Company enters into cash flow and fair value hedges.

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

Cash flow Hedge Accounting

For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Fair value Hedge Accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognised in the line of the statement of income relating to the hedged item.

r.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes actuarial gains and losses arising from defined benefit plans as other comprehensive income in retained earnings, actuarial gains and losses are not reclassified to income or loss thereafter.

s.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. The discount rate used is the pre-tax interest rate reflecting the inherent risk of liabilities and the market’s valuation on the present value of money. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in income or expense.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

t.	Revenue Recognition

Revenue is recognized to the extent the Company has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Revenue is measured at the fair value of the consideration received, exclusive of taxes and discounts.

The Company principally obtains revenue from providing the wireless telecommunication services (which include activation charge, basic charges, voice charge, data charge, interconnection charges) and data-roaming services. The Company also provides fixed line services (which include fixed line telephone services and broadband internet services), sale of handsets, commerce services and portal services.

Wireless services including interconnection services

Revenue for basic charges, voice charge, data charge, interconnection charges and data-roaming services by contract customers is recognized as services are performed. Unbilled revenue resulting from services already provided is accrued for at the end of each period, while unearned revenue related to services to be provided for in future periods are deferred and recognized when are rendered. Revenues related to activation of service is deferred and recognized over the average customer retention period, while the related activation costs are expensed as incurred.

Fixed line services

Revenues from fixed line telephone services (which include domestic short, long distance charges, international phone connection charge) and broadband internet services are recognized as services are performed.

Sale of Handsets

Revenue for handset sales are recognized when the handsets are delivered to the end customer and the sale is considered complete. Any discounts related to the handsets are deducted from sales.

Bundled Arrangements

When the Company sells both handsets and wireless services to subscribers, the Company recognizes these transactions separately as sales for handset sales and wireless telecommunication services

Commerce Services and Portal Services

Commerce services represent revenue obtained from the Company’s on-line shopping mall. Portal services include on-line advertising and social network service provided by SK Communication, a subsidiary of the Company. Revenue for commerce services and portal services are recognized to the extent the Company has delivered goods or rendered services under an agreement. Meanwhile, when the Company acts as an agent of a supplier, the Company records its revenue on a net basis (total sales less related expenses paid to the suppliers).

Rainbow Points

For its marketing purposes, the Company grants Rainbow Points to its subscribers based on their usage of services. Points are provided based on the historical usage experience and the Company’s marketing policy. These points are recorded as a deduction of revenue and deferred until the customer uses the points or the points expire. Points expire on their fifth anniversary. For the Company’s Point Box Points, refer to FN 15.

u.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

1)	Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

v.	Handset Subsidies to Dealers for Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to dealers that subscribe customers who agree to use the Company’s service for a predetermined service period. The subsidies are charged to commission paid expense as the customer subscribes to the service.

When customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies to dealers are paid over the installment period on a monthly basis. The Company estimates a provision for handset subsidies to be paid, which is recognized as commissions paid in operating expense, when the service contracts are entered into.

w.	Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

x.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in net income or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require management’s judgments on the expected future cash flows and discount rates. Refer to FN 4.

2)	Allowance for doubtful accounts of trade/other receivables and loans

The Company estimates allowance for uncollectible receivables for the period involving judgment and estimations based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Refer to FN 5.

3)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. Refer to FN 11.

4)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from a business combination, it is required to estimate the fair value of the assets at the acquisition date and to estimate the useful lives of such assets for depreciation and amortization.

5)	Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized in the income statement.

6)	Estimation of useful life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated income statement. The useful lives and residual values of the Company’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Furthermore, network infrastructure is only depreciated over a period that extends beyond the expiry of the associated license under which the operator provides telecommunications services if there is a reasonable expectation of renewal or an alternative future use for the asset. Historically changes in useful lives and residual values have not resulted in material changes to the Company’s depreciation charge.

7)	Provisions

Determining whether the Company will be required to settle the obligation incurred as a result of past events, and estimating the reliable value of obligation requires management’s judgment. Refer to FN 15.

8)	Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Refer to FN 17.

9)	Deferred tax

Recognition and measurement of deferred tax assets and liabilities requires significant management judgment. Especially, when determining if deferred tax assets will be realizable or not in the future, involves significant management assumptions and judgment on the Company’s future performance. Refer to FN 24.

3.	Transition to International Financial Reporting Standards (“IFRS”)

The Company’s financial statements are prepared in accordance with the requirements of IFRS on or after January 1, 2010, the date of transition, for IFRSs effective as of December 31, 2011. The consolidated statements of financial position as of December 31, 2010 and the consolidated statements of comprehensive income for the year ended December 31, 2010, which are comparatively presented, were previously prepared in accordance with previous GAAP(“Korean GAAP”) but were restated in accordance with IFRS 1, First-time adoption of International Financial Reporting Standard.

For the opening IFRS statement of financial position, the Company has applied the following exemptions from the requirements of IFRS and exceptions to the retrospective application of some aspects of IFRS as permitted by IFRS 1, First-time adoption of International Financial Reporting Standard.

a. Exemptions from IFRS

Business combinations

The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to past business combinations that occurred before January 1 2010, the date of transition to IFRS. The Company has recorded the value of goodwill at transition date of IFRS at its carrying value under K GAAP after any impairment on goodwill. No intangible assets were identified that might have been embedded in the goodwill.

Fair value or revaluation as deemed cost

The Company has elected to measure its certain property, plant and equipments at their fair value at the date of transition to IFRS and use that fair value as their deemed cost at that date.

Effect of revaluation in certain property, plant and equipment as of January 1, 2010 are as follows

(in millions of Korean won)

Korean GAAP	Revaluation increase		IFRS
(Won) 8,165,879	(Won)	69,538	(Won)	8,235,417

Leases

The Company has elected to apply the transitional provisions in International Financial Reporting Interpretations Committee (“IFRIC”) 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”); thereby determining whether the Company has any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010. No such arrangements were identified.

Borrowing costs

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs (“IAS 23”), prospectively from the date of transition.

Cumulative translation differences

The Company has reset the cumulative currency translation adjustments for all foreign operations to zero as of the date of transition to IFRS.

b. Significant differences between IFRS and K-GAAP in accounting policies

Korean GAAP	IFRS

(1) Scope of Consolidation

The definition of control is similar to those in IFRS. However, some of the scope of consolidation is restricted by the Act on External Audit of Stock Companies as below.

•    An entity that another entity owns more than 30% of shares as the largest shareholder is included in consolidation.

•    A subsidiary with less than 10 billion Won in its total assets as of the previous fiscal year end is excluded from consolidation.

•    An unincorporated entity such as a partnership is excluded from consolidation.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All entities controlled by the Company are consolidated regardless of quantitative significance. As a result, at transition date to IFRS, the Company’s change in scope of consolidation as compared with those of K-GAAP.

Added : Broadband D&M Co., Ltd

Broadband CS Co., Ltd

Excluded : F&U Credit Information Co., Ltd

IHQ, Inc

BMC Movie Expert Fund

BMC Digital Culture and Contents Fund

(2) Employ benefits and retirement benefit obligation

Allowances for retirement benefits accrued equal to the amounts to be paid at the end of reporting period, assuming that all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed. The Company recognized allowances for long-term employee benefit at the point when the payment obligation is fixed.	The Company has defined benefit plans and the amounts of defined benefit obligation are measured based on actuarial assumptions. The Company recognizes the expected cost of long-term employee benefit when the employees render service that increases their entitlement to future long-term employee benefit.

(3) Property and Equipment

Under Korean GAAP, the Company uses the cost model in the measurement after initial recognition.

The depreciation method is required to be applied consistently at each period and cannot be changed unless there are justified reasons. For a newly acquired asset, the same depreciation methods applied to the existing, similar assets are applied consistently.

The Company revalued its property and equipment as at January 1, 2010 and used their fair values as deemed cost in the opening IFRS statement of financial position.

For the measurement after initial recognition, IAS 16, Property, Plant and Equipment allows for an entity to choose either the cost model or the revaluation model by the class of property and equipment and the Company has chosen the cost model.

The residual value, the useful life and the depreciation method of property and equipment are required to be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes should be accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

The Company changed its depreciation method of equipment from a declining balance method to a straight-line method in connection with the adoption of IFRS.

Korean GAAP	IFRS

(4) Goodwill

Under Korean GAAP, the Company amortized Goodwill acquired as a result of business combination on a straight line method basis over 5~20 years.	Under IFRS, goodwill is not amortized. Impairment test was performed at the reporting date.

(5) Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to a financial institution and it was determined that the control over such asset had been transferred; the Company derecognized the financial asset.	Under IFRS, if the Company substantially retains all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

(6) Deferral of non-refundable activation fees

Under Korean GAAP, the Company recognized non-refundable activation revenue when the activation service was performed.	Under IFRS, the Company defers such revenue and recognizes it over the expected term of the customer relationship.

(7) Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse.	Under IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, differences between the carrying value and the tax base of the investments in subsidiaries, associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities.

Under IFRS, the temporary differences associated with investments in subsidiaries, and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
(8) Other reclassifications

1) Membership

Under Korean GAAP, facility-use memberships were classified as other non-current assets

2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment.

Under IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life.

Under IFRS, the properties owned to earn rentals or for capital appreciation or both is classified and accounted for as investment property in accordance with IAS 40, Investment Property.

(9) Effects on equity method investments	The aggregate effects of IFRS transition related to the Company’s equity method investments in associates.

In connection with the opening IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of IFRS are as follows:

c. Reconciliations to IFRS from Korean GAAP

(1)	Reconciliations of equity at January 1, 2010 (date of transition to IFRS) (In million of Korean won)

	Note	Total assets		Total liabilities		Net equity

Based on Korean GAAP		(Won)	23,206,256	(Won)	10,861,631	(Won)	12,344,625

Adjustments:
Changes in scope of consolidation	b-(1)		(62,440)		3,735		(66,175)
Property and equipment	b-(3)		69,538		—		69,538
Employee benefits and retirement benefit obligation	b-(2)		15		25,048		(25,033)
Transfer of financial assets	b-(5)		416,242		400,753		15,489
Non-refundable activation fees	b-(6)		—		593,981		(593,981)
Other adjustments	b-(8)		(107,730)		(73,521)		(34,209)
Deferred tax and tax effect of adjustments	b-(7)		(185,157)		(322,948)		137,791

Total adjustment			130,468		627,048		(496,580)

Based on IFRS		(Won)	23,336,724	(Won)	11,488,679	(Won)	11,848,045

(2)	Reconciliations of equity at December 31, 2010 and total comprehensive income for the year ended December 31, 2010(in million of Korean won):

	Note	Total assets		Total liabilities		Net equity		Total comprehensive income

Based on Korean GAAP		(Won)	22,651,704	(Won)	10,173,055	(Won)	12,478,649	(Won)	1,021,501

Adjustments:
Changes in scope of consolidation	b-(1)		(103,743)		(13,053)		(90,690)		1,247
Property and equipment	b-(3)		477,044		—		477,044		407,811
Goodwill	b-(4)		151,900		—		151,900		142,176
Employee benefits and retirement benefit obligation	b-(2)		17		38,799		(38,782)		(5,514)
Transfer of financial assets	b-(5)		—		—		—		(15,489)
Effects on equity method investments	b-(9)		18,430		—		18,430		7,717
Nonrefundable activation fees	b-(6)		—		533,783		(533,783)		60,199
Other adjustments	b-(8)		44,507		94,943		(50,436)		598
Deferred tax and tax effect of adjustments	b-(7)		(107,470)		(103,137)		(4,333)		(140,695)

Total adjustment			480,685		551,335		(70,650)		458,050

Based on IFRS		(Won)	23,132,389	(Won)	10,724,390	(Won)	12,407,999	(Won)	1,479,551

(3)	Details of cash flow adjustments

Under IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the consolidated statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No other significant differences between the consolidated statements of cash flows prepared under Korean GAAP compared to IFRS have been noted.

(4)	Details on reclassification from operating to non-operating income due to the transition to IFRS from Korean GAAP, refer to FN 22 Other Operating Income and Expense.

4.	FINANCIAL INSTRUMENTS

a.	Details of financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	1,650,794	(Won)	—	(Won)	1,650,794
Financial Instruments		—		—		987,192		—		987,192
Short-term investment securities		—		94,829		—		—		94,829
Long-term investment securities (Note a)		16,617		1,521,328		—		—		1,537,945
Trade receivables, net (Note c)		—		—		1,835,641		—		1,835,641
Loan and other receivables, net (Note b)		—		—		1,377,750		—		1,377,750
Derivatives assets		1,018		—		—		252,935		253,953

Total	(Won)	17,635	(Won)	1,616,157	(Won)	5,851,377	(Won)	252,935	(Won)	7,738,104

	December 31, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	659,405	(Won)	—	(Won)	659,405
Financial Instruments		—		—		567,269		—		567,269
Short-term investment securities		—		400,531		—		—		400,531
Long-term investment securities (Note a)		—		1,680,582		—		—		1,680,582
Trade receivables, net (Note c)		—		—		1,971,815		—		1,971,815
Loan and other receivables, net (Note b)		—		—		3,518,690		—		3,518,690
Derivatives assets		1,961		—		—		201,421		203,382

Total	(Won)	1,961	(Won)	2,081,113	(Won)	6,717,179	(Won)	201,421	(Won)	9,001,674

	January 1, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	905,561	(Won)	—	(Won)	905,561
Financial Instruments		—		—		478,535		—		478,535
Short-term investment securities		—		376,722		—		—		376,722
Long-term investment securities (Note a)		—		2,443,978		—		—		2,443,978
Trade receivables, net (Note c)		—		—		1,865,874		—		1,865,874
Loan and other receivables, net (Note b)		—		—		3,594,065		—		3,594,065
Derivatives assets		148,569		—		—		166,089		314,658

Total	(Won)	148,569	(Won)	2,820,700	(Won)	6,844,035	(Won)	166,089	(Won)	9,979,393

(Note a)	Long-term investment securities designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract; as such the entire financial instrument is measured at fair value whose changes are recognized in current period income.
(Note b)	Details of loan and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Short-term loans, net	(Won)	100,429	(Won)	94,924	(Won)	75,941
Accounts receivable – other, net		908,836		2,531,847		2,421,874
Advanced payments and other (*)		22,309		30,157		20,431
Long-term loans, net		95,565		84,323		81,109
Long-term accounts receivable – other, net		5,393		527,106		761,735
Guarantee deposits		245,218		250,333		232,975

	(Won)	1,377,750	(Won)	3,518,690	(Won)	3,594,065

(*)	Advanced payments and other noted above is included in the Company’s statement of financial position, current assets, Advance payments and other line balance. However, the financial statement line item includes additional other balances not shown in above schedule.

(Note c)	Details of Trade receivables, net as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Accounts receivable – trade, net	(Won)	1,823,170	(Won)	1,949,397	(Won)	1,832,697
Long-term trade receivables, net (*) (FN 5.b)		12,471		22,418		33,177

	(Won)	1,835,641	(Won)	1,971,815	(Won)	1,865,874

(*)	Long-term trade receivables, net are included in the Company’s statement of financial position, non-current assets and other.

b.	Details of financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Accounts payable-trade	(Won)	—	(Won)	195,391	(Won)	—	(Won)	195,391
Derivatives liabilities		—		—		4,645		4,645
Borrowings (FN 13.a, 13.b)		—		1,035,074		—		1,035,074
Bonds payable (Note a) (FN 13.c)		397,886		4,363,002		—		4,760,888
Other payables (Note b)		—		3,312,642		—		3,312,642

Total	(Won)	397,886	(Won)	8,906,109	(Won)	4,645	(Won)	9,308,640

	December 31, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Accounts payable-trade	(Won)	—	(Won)	195,777	(Won)	—	(Won)	195,777
Derivatives liabilities		5,043		—		25,111		30,154
Borrowings (FN 13.a, 13.b)		—		1,272,056		—		1,272,056
Bonds payable (Note a) (FN 13.c)		461,655		4,071,328		—		4,532,983
Other payables (Note b)		—		2,485,789		—		2,485,789

Total	(Won)	466,698	(Won)	8,024,950	(Won)	25,111	(Won)	8,516,759

	January 1, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Accounts payable-trade	(Won)	—	(Won)	164,314	(Won)	—	(Won)	164,314
Derivatives liabilities		3,372		—		67,441		70,813
Borrowings (FN 13.a, 13.b)		—		1,548,251		—		1,548,251
Bonds payable (Note a) (FN 13.c)		442,422		4,904,309		—		5,346,731
Other payables (Note b)		—		2,246,413		—		2,246,413

Total	(Won)	445,794	(Won)	8,863,287	(Won)	67,441	(Won)	9,376,522

(Note a)	Bonds payables designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period income or expenses.

(Note b)	Details of other payables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Accounts payables-other	(Won)	1,507,458	(Won)	1,433,812	(Won)	1,306,486
Withholdings		10,835		5,137		5,069
Accrued expenses		744,673		677,480		419,816
Current portion of LT payables and other (Note c)		120,452		214,416		219,810
Long-term payables – other		847,496		54,783		170,953
Finance lease liabilities		41,940		60,075		77,709
Other non-current liabilities		39,788		40,086		46,570

	(Won)	3,312,642	(Won)	2,485,789	(Won)	2,246,413

(Note c)	Details of current portion of long-term debt, net as of December 31, 2011, December, 2010 and January 1, 2010 are as follows ( in millions of Korean won);

	December 31, 2011		December 31, 2010		January 1, 2010

Current portion of LT payables (FN 14)	(Won)	89,144	(Won)	168,948	(Won)	149,217
Current portion of finance lease liabilities (FN 16)		31,308		45,468		70,593

Current portion of LT payables and other		120,452		214,416		219,810

Current portion of LT borrowings (FN 13.b)	(Won)	10,510	(Won)	512,378	(Won)	149,142
Current portion of bonds-payables, net (FN 13.c)		1,531,879		874,437		893,431

	(Won)	1,662,841	(Won)	1,601,231	(Won)	1,262,383

c.	Financial Instruments Hierarchy

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on observable or unobservable fair value of the instrument.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2011 and 2010 are as follows (in millions of Korean won):

	December 31, 2011
Type	Level 1		Level 2		Level 3		Total

Financial assets designated as FVTPL	(Won)	—	(Won)	16,617	(Won)	1,018	(Won)	17,635
Available- for-sale financial assets (*)		1,192,386		532		197,019		1,389,937
Derivatives assets designated as hedging instruments		—		252,935		—		252,935
Financial liabilities designated as FVTPL		397,886		—		—		397,886
Derivatives liabilities designated as hedging instruments		—		4,645		—		4,645

(*)	Certain AFS securities which the Company was not able to reasonably estimate its fair value are recognized at acquisition cost, as such, excluded from above fair value disclosure.

	December 31, 2010
Type	Level 1		Level 2	Level 3		Total

Financial assets designated as FVTPL	(Won)	—	—	(Won)	1,961	(Won)	1,961
Available- for-sale financial assets		1,613,857	3,097		288,951		1,905,905
Derivatives assets designated as hedging instruments		—	201,421		—		201,421
Financial liabilities designated as FVTPL		461,655	5,043-		—		466,698
Derivatives liabilities designated as hedging instruments		—	25,111		—		25,111

For the year ended December 31, 2011 and 2010, there is no transfer between Level 1 and Level 2.

Details of changes in financial assets classified as Level 3 for the year ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
Type	Beginning Balance		Acquisition		Income /(loss)		Comprehensive Income		Transfer		Disposal		Ending Balance

Financial assets designated as FVTPL	(Won)	1,961	(Won)	—	((Won)	943)	(Won)	—	(Won)	—	(Won)	—	(Won)	1,018
Available- for-sale financial assets		288,951		1,976		—		(93,593)		—		(315)		197,019

	For the year ended December 31, 2010
Type	Beginning Balance		Acquisition		Income /(loss)		Comprehensive Income		Transfer		Disposal		Ending Balance

Financial assets designated as FVTPL	(Won)	1,235	(Won)	—	(Won)	726	(Won)	—	(Won)	—	(Won)	—	(Won)	1,961
Available- for-sale financial assets		225,664		—		—		82,280		(18,993)		—)		288,951

5.	TRADE AND OTHER RECEIVABLES

a.	Details of short-term trade and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Accounts receivable – trade	(Won)	2,063,611	(Won)	2,198,050	(Won)	2,066,492
Less allowance for doubtful accounts		(240,441)		(248,653)		(233,525)

Accounts receivable – trade, net		1,823,170		1,949,397		1,832,967

Short-term loans		102,693		96,353		80,819
Less allowance for doubtful accounts		(2,264)		(1,429)		(4,878)

Short-term loans, net		100,429		94,924		75,941

Accounts receivable - other		953,821		2,577,961		2,471,992
Less allowance for doubtful accounts		(44,985)		(46,114)		(50,118)

Accounts receivable – other, net		908,836		2,531,847		2,421,874

Accrued income		21,989		29,579		13,478
Less allowance for accrued income		(142)		—		(266)

Accrued income, net		21,847		29,579		13,212

Other		462		579		7,219

	(Won)	2,854,744	(Won)	4,606,326	(Won)	4,351,213

b.	Details of long-term trade and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Long-term accounts receivable – trade	(Won)	12,471	(Won)	22,418	(Won)	32,907
Long-term loans		126,553		115,509		113,002
Less allowance for doubtful accounts		(30,988)		(31,186)		(31,893)

Long-term loans, net		95,565		84,323		81,109

Long-term accounts receivable - other		5,393		527,106		761,735
Guarantee deposits		245,218		250,333		232,975

	(Won)	358,647	(Won)	884,180	(Won)	1,108,726

c. Details of changes in allowance for doubtful accounts for the years ended December 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Beginning balance	(Won)	327,382	(Won)	320,680
Increase of bad debt		96,595		90,073
Reversal of allowance for doubtful accounts		(2,301)		(805)
Write-off		(121,805)		(97,979)
Collection of receivables written off		18,839		15,782
Change in scope of consolidation and foreign exchange differences		110		(369)

Ending balance	(Won)	318,820	(Won)	327,382

d.	Details of accounts receivable-trade and other receivables, overdue but not impaired, and impaired-accounts receivable as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Accounts receivable- trade		Other receivables (Note)		Accounts receivable- trade		Other receivables (Note)		Accounts receivable- trade		Other receivables (Note)

Accounts receivable	(Won)	1,417,574	(Won)	1,287,606	(Won)	1,573,968	(Won)	3,413,129	(Won)	1,474,817	(Won)	3,521,278
Overdue but not impaired accounts receivable		34,030		32,144		69,105		25,035		41,475		18,269
Impaired-accounts receivable		624,478		136,379		577,395		159,256		583,107		141,673

Sub-total		2,076,082		1,456,129		2,220,468		3,597,420		2,099,399		3,681,220

Doubtful accounts		(240,441)		(78,379)		(248,653)		(78,729)		(233,525)		(87,155)

Ending balance	(Won)	1,835,641	(Won)	1,377,750	(Won)	1,971,815	(Won)	3,518,691	(Won)	1,865,874	(Won)	3,594,065

(Note)	Consists of short-term loans, net, accounts-receivable-other, net, accrued income, net, long-term loans, net, long-term accounts receivable-other, net, guarantee deposits, and other.

The Company estimates allowance for doubtful accounts for the period based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

Details of aging analysis of accounts receivable which are overdue but not impaired as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Accounts receivable- trade		Other receivable (Note)		Accounts receivable- trade		Other receivable (Note)		Accounts receivable- trade		Other receivable (Note)

Less than 1 month	(Won)	9,125	(Won)	15,384	(Won)	9,070	(Won)	4,823	(Won)	5,445	(Won)	3,355
1 ~ 3 months		8,063		3,147		6,149		3,046		1,127		1,205
3 ~ 6 months		4,124		713		3,579		1,677		25,561		1,220
More than 6 months		12,718		12,900		50,307		15,489		9,342		12,489

	(Won)	34,030	(Won)	32,144	(Won)	69,105	(Won)	25,035	(Won)	41,475	(Won)	18,269

(Note)	Consist of short-term loans, net, accounts-receivable-other, net, accrued income, net, long-term loans, net, long-term accounts receivable-other, net, guarantee deposits, and other.

6.	INVENTORIES

Inventories as of December 31, 2011, December 31, 2010 and January 1, 2010 consist of the following (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Raw materials and supplies	(Won)	4,630	(Won)	3,319	(Won)	3,347
Work in process and semi-finished goods		286		475		—
Finished goods and merchandise		219,823		147,445		117,273

Total		224,739		151,239		120,620
Write-down of Inventory		(5,149)		(2,016)		(1,303)

Net	(Won)	219,590	(Won)	149,223	(Won)	119,317

Cost of inventory recognized as an expenses for the years ended December 31, 2011 and 2010 were (Won) 959,276 million and (Won) 640,933 million, respectively.

7.	INVESTMENT SECURITIES

a. Short-term Investment Securities

Short-term investment securities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	Acquisition cost at December 31, 2011		Fair value at December 31, 2011		Carrying amount
					December 31, 2011		December 31, 2010		January 1, 2010

Beneficiary certificate (Note)	(Won)	94,251	(Won)	91,539	(Won)	91,539	(Won)	204,716	(Won)	370,125

Current portion of long-term investment securities		3,004		3,290		3,290		195,815		6,597

Total	(Won)	97,255	(Won)	94,829	(Won)	94,829	(Won)	400,531	(Won)	376,722

(Note)	The distributions arising from some beneficiary certificates as of December 31, 2011, are accounted for as accrued income.

b. Long-term Investment Securities

Long-term investment securities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Equity securities:
Marketable equity securities	(Won)	1,100,847	(Won)	1,409,142	(Won)	1,821,677
Unlisted equity securities		97,397		90,368		44,081
Investment in funds		281,877		345,589		228,836

Sub-total		1,480,121		1,845,099		2,094,594

Debt securities (Note 1):
Public bonds (Note 2)		413		417		1,481
Bond-type beneficiary certificate		—		—		305,677
Investment bonds (Note 3)		60,701		30,881		48,823

Sub-total		61,114		31,298		355,981

Total		1,541,235		1,876,397		2,450,575
Less current portion		(3,290)		(195,815)		(6,597)

Long-term portion	(Won)	1,537,945	(Won)	1,680,582	(Won)	2,443,978

(Note 1)	The interest income earned from public bonds for the years ended December 31, 2011 and December 31, 2010 was (Won)7,660 million, (Won)2,057 million, respectively.
(Note 2)	Details of maturity for the public bonds as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won)

	December 31, 2011		December 31, 2010		January 1, 2010

Less than 1 year	(Won)	45	(Won)	4	(Won)	1,063
1 ~ 5 years		368		413		418

Total		413		417		1,481

(Note 3)	The Company acquired convertible bonds of Nano En-Tech (Book Value: 16,617 million) during the year ended December 31, 2011 which are classified as financial asset at FVTPL. The difference between acquisition cost and fair value is accounted as a gain (loss) within financial asset at FVTPL of finance income (loss).

8.	INVESTMENTS IN ASSOCIATES

Investments in associates accounted for using the equity method as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

	December 31, 2011				Carrying amount
	Number of shares	Ownership percentage (%)	Acquisition Cost		December 31, 2011		December 31, 2010		January 1, 2010

SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	190,000	(Won)	128,320	(Won)	117,905	(Won)	112,531
SK China Company Ltd.	720,000	22.5		49,529		48,488		46,573		3,918
SK USA, Inc.	49	49.0		3,184		4,534		5,972		5,498
MRO Korea Inc. (Note a)	680,000	42.5		12,250		12,250		—		—
Benex Sector Limited Partnership IV	2,500	49.7		25,000		24,907		24,953		—
F&U Credit information Co., Ltd.	300,000	50.0		2,410		3,565		4,529		4,481
Korea IT Fund (Note b)	190	63.3		190,000		230,980		226,633		220,957
JYP Entertainment Corporation	691,680	25.5		4,150		4,008		4,150		—
Konan Technology	78,550	29.5		13,456		4,760		4,410		3,320
Etoos Co., Ltd (Note c)	701,000	15.6		18,993		13,928		14,339		—
BMC Digital Culture and Contents Venture Fund	100	39.8		10,000		8,415		8,925		9,824
Wave City Development Co., Ltd. (Note c)	382,000	19.1		1,967		1,124		1,392		1,532
IBKC-bmc Cultural Contents Fund	—	25.0		2,500		2,326		2,292		2,398
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000		1,165		2,008		2,102
BMC Movie Expert Fund	135	46.6		13,500		13,926		13,977		13,261
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000		396,553		386,417		—
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		8,376		8,001		7,264		7,272
Television Media Korea Ltd. (Note d)	18,564,000	51.0		18,568		15,262		18,568		—
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	11,010,280	28.9		26,334		11,814		19,313		15,000
NanoEnTek, Inc. (Note e)	1,807,130	9.3		11,000		10,470		—		—
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475		5,886		4,714		4,247
SK Industrial Development China Co., Ltd.(Note f)	—	35.0		83,691		83,691		—		18,009
PT. Melon Indonesia	4,900,000	49.0		6,492		5,326		6,210		—
Packet One Network (Note g)	1,151,556	28.2		137,751		103,409		116,160		—
Mobile Money Ventures, LLC	—	50.0		12,762		983		3,206		5,534
SK Technology Innovation Company (Note h)	—	49.0		85,873		75,974		25,052		—
LightSquared Inc. (Note c)	3,387,916	3.3		72,096		49,441		72,096		—
ViKi, Inc. (Note i)	—	26.3		17,799		17,799		—		—
IHQ, Inc. (Note j)	—	—		—		—		—		20,178
Skytel Co.,Ltd. (Note j)	—	—		—		—		—		14,958
HanaroDream Incorporated (Note j)	—	—		—		—		—		6,687
TR Entertainment and other	—	—		156,907		97,300		67,634		78,206

Total			(Won)	1,580,063	(Won)	1,384,605	(Won)	1,204,692	(Won)	549,913

(Note a)	For the year ended December 31, 2011, the Company acquired 680,000 shares of MRO Korea Inc. As a result, the Company holds 42.5% ownership in MRO Korea Inc.
(Note b)	Under an agreement with Korea IT Fund, the Company only has 14.3% voting rights, as such does not have control over Korea IT Fund.
(Note c)	The Company classified the investments in Etoos Co., Ltd., Wave City Development Co., Ltd., and LightSquared Inc., as investments in associates as the Company can exercise significant influence on these investees through participation of their board of directors even though the Company has less than 20% of equity interests in those investees. LightSquared plans to build a wholesale wireless broadband network in the United States, but has incurred recurring operating loss and the Federal Communications Commission has recently proposed to suspend its license due to signal interference with the global positioning system, which if not resolved may result in the Company recognizing a write-down on its investments in the near future.
(Note d)	Though the Company has 51% ownership of Television Media Korea Ltd., it does not have control and the entity is considered a joint venture. Additionally, the Company accounts for joint ventures under the equity method, as such entity has been classified as investments in associates.
(Note e)	For the year ended December 31, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., it has the ability to exercise significant influence on NanoEnTek, Inc., through participation on their board of directors and as such the entity is considered as an equity method investee.
(Note f)	For the year ended December 31, 2011, the Company additionally invested (Won)83,691 million in SK Industrial Development China Co., Ltd. As a result, the Company holds 35.0% ownership in SK Industrial Development China Co., Ltd.
(Note g)	For the year ended December 31, 2011, the Company additionally invested (Won)17,895 million in Packet One Network and acquired additional 172,082 shares.
(Note h)	For the year ended December 31, 2011, the Company additionally invested (Won)57,727 million in SK Technology Innovation Company.
(Note i)	For the year ended December 31, 2011, SK Planet Co., Ltd., the Company’s subsidiary, invested (Won)17,799 million and holds 26.3% ownership in ViKi, Inc. SK Planet acquired interest in Viki Inc., during November 2011.
(Note j)	For the year ended December 31, 2010, the Company sold majority of its interest in IHQ Inc. and Skytel Co., Ltd. which subsequently are accounted for as available for sale securities, while the Company sold all of its interest in Hanaro Dream Incorporation.

Details of changes in Investments in associates accounted for using the equity method for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance

SK Marketing & Company Co., Ltd.	(Won)	117,905	(Won)	—	(Won)	—	(Won)	9,952	(Won)	817	((Won)	354)	(Won)	—	(Won)	128,320
SK China Company Ltd.		46,573		—		—		1,022		893		—		—		48,488
SK USA, Inc.		5,972		—		—		(1,472)		34		—		—		4,534
MRO Korea Inc.		—		12,250		—		—		—		—		—		12,250
Benex Sector Limited Partnership IV		24,953		—		—		(26)		(20)		—		—		24,907
F&U Credit information Co., Ltd.		4,529		—		—		36		—		—		(1,000)		3,565
Korea IT Fund		226,633		—		—		11,904		(466)		—		(7,091)		230,980
JYP Entertainment Corporation		4,150		—		—		(142)		—		—		—		4,008
Konan Technology		4,410		—		—		351		(1)		—		—		4,760
Etoos Co., Ltd		14,339		—		—		(710)		299		—		—		13,928
BMC Digital Culture and Contents Venture Fund		8,925		—		—		(510)		—		—		—		8,415
Wave City Development Co., Ltd.		1,392		—		—		(268)		—		—		—		1,124
IBKC-bmc Cultural Contents Fund		2,292		—		—		34		—		—		—		2,326
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008		—		—		(843)		—		—		—		1,165
BMC Movie Expert Fund		13,977		—		—		(51)		—		—		—		13,926
HanaSK Card Co., Ltd.		386,417		—		—		10,213		(112)		35		—		396,553
Daehan Kanggun BcN Co., Ltd.		7,264		1,068		—		(331)		—		—		—		8,001
Television Media Korea Ltd.		18,568		—		—		(3,306)		—		—		—		15,262
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		19,313		1,000		—		(8,743)		244		—		—		11,814
NanoEnTek, Inc.		—		11,000		—		(490)		(22)		(18)		—		10,470
UNISK (Beijing) Information Technology Co., Ltd.		4,714		—		—		597		575		—		—		5,886
SK Industrial Development China Co., Ltd.		—		83,691				—		—		—		—		83,691
PT. Melon Indonesia		6,210		—		—		(910)		26		—		—		5,326
Packet One Network		116,160		17,895		—		(32,569)		(345)		2,268		—		103,409
Mobile Money Ventures, LLC		3,206		—		—		595		—		59		(2,877)		983
SK Technology Innovation Company		25,052		57,727		—		(5,675)		(1,130)		—		—		75,974
LightSquared Inc.		72,096		—		—		(21,142)		(1,513)		—		—		49,441
ViKi, Inc. (Note a)		—		17,799				—		—		—		—		17,799
TR Entertainment and other		67,634		37,545		(3,807)		(6,733)		401		2,260		—		97,300

Total	(Won)	1,204,692	(Won)	239,975	((Won)	3,807)	((Won)	49,217)	((Won)	320)	(Won)	4,250	((Won)	10,968)	(Won)	1,384,605

(Note a)	SK Planet acquired interest in Viki Inc., during November 2011.

For the year ended December 31, 2011, equity in earnings (losses) of investments in associates in the statements of income includes (Won)2,861 million of gain on disposal of investments in associates and (Won)793 million of loss on disposal of investments in associates, which is not reflected above.

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance

SK Marketing & Company Co., Ltd.	(Won)	112,531	(Won)	—	(Won)	—	(Won)	5,421	((Won)	47)	(Won)	—	(Won)	—	(Won)	117,905
SK China Company Ltd.		3,918		44,859		(947)		935		(2,192)		—		—		46,573
SK USA, Inc.		5,498		—		—		618		(144)		—		—		5,972
Benex Sector Limited Partnership IV		—		25,000		—		(264)		217		—		—		24,953
F&U Credit information Co., Ltd.		4,481		—		—		48		—		—		—		4,529
Korea IT Fund		220,957		—		—		7,680		954		—		(2,958)		226,633
JYP Entertainment Corporation		—		2,903		—		—		—		1,247		—		4,150
Konan Technology		3,320		—		—		1,090		—		—		—		4,410
Etoos Co., Ltd		—		—		—		(474)		—		14,813		—		14,339
BMC Digital Culture and Contents Venture Fund		9,824		—		—		(899)		—		—		—		8,925
Wave City Development Co., Ltd.		1,532		—		—		(140)		—		—		—		1,392
IBKC-bmc Cultural Contents Fund		2,398		—		—		(106)		—		—		—		2,292
Hanhwa No.2 Daisy Entertainment Investment Fund		2,102		—		—		(94)		—		—		—		2,008
BMC Movie Expert Fund		13,261		—		—		716		—		—		—		13,977
HanaSK Card Co., Ltd.		—		400,000		—		(13,481)		(102)		—		—		386,417
Daehan Kanggun BcN Co., Ltd.		7,272		—		—		(8)		—		—		—		7,264
Television Media Korea Ltd.		—		18,568		—		—		—		—		—		18,568
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		15,000		—		2,959		1,394		(40)		—		—		19,313
UNISK(Beijing) Information Technology Co., Ltd.		4,247		—		—		427		40		—		—		4,714
SK Industrial Development		18,009		—		(18,009)		—		—		—		—		—
PT. Melon Indonesia		—		6,493		—		13		(296)		—		—		6,210
Packet One Network		—		119,856		—		(3,823)		127		—		—		116,160
Mobile Money Ventures, LLC		5,534		—		—		(2,225)		—		(103)		—		3,206
SK Technology Innovation		—		28,146		—		(2,836)		(258)		—		—		25,052
LightSquared Inc.		—		72,096		—		—		—		—		—		72,096
IHQ, Inc. (Note a)		20,178		—		(13,642)		(1,490)		(16)		(5,030)		—		—
Skytel Co., Ltd. (Note a)		14,958		—		(7,859)		2,833		1,337		(10,825)		(444)		—
Hanaro Dream Incorporation (Note a)		6,687		—		(6,687)		—		—		—		—		—
TR Entertainment and other		78,206		18,184		(13,120)		(10,712)		(269)		(4,655)		—		67,634

Total	(Won)	549,913	(Won)	736,105	((Won)	57,305)	((Won)	15,377)	((Won)	689)	((Won)	4,553)	((Won)	3,402)	(Won)	1,204,692

(Note a)	For the year ended December 31, 2010, the Company sold majority of its interest in IHQ Inc. and Skytel Co., Ltd. which subsequently are accounted for as available for sale securities, while the Company sold all of its interest in Hanaro Dream Incorporation.

For the year ended December 31, 2010, equity in earnings (losses) of investments in associates in the statements of income includes (Won)21,895 million of gain on disposal of investments in associates and (Won)9,932 million of loss on disposal of investments in associates, which is not reflected above.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning Balance		Increase/ (Decrease)		Amortization		Ending balance

MRO Korea Inc.	(Won)	—	(Won)	8,323	(Won)	—	(Won)	8,323
Benex Sector Limited Partnership IV		116		—		—		116
F&U Credit information Co., Ltd.		461		—		—		461
JYP Entertainment Corporation		3,479		—		—		3,479
Konan Technology		1,312		—		—		1,312
Etoos Co., Ltd		13,876		—		(462)		13,414
HanaSK Card Co., Ltd.		47,848		—		(2,328)		45,520
Television Media Korea Ltd.		240		—		—		240
Candle Media Co., Ltd.		5,531		397		—		5,928
NanoEnTek, Inc.		7,145		—		—		7,145
Packet One Network		76,479		—		(115)		76,364
TR Entertainment and other		14,422		2,133		—		16,555

Total	(Won)	170,909	(Won)	10,853	((Won)	2,905)	(Won)	178,857

	For the year ended December 31, 2010
	Beginning Balance		Increase/ (Decrease)		Amortization		Ending balance

Benex Sector Limited Partnership IV	(Won)	116	(Won)	—	(Won)	—	(Won)	116
F&U Credit information Co., Ltd.		461		—		—		461
JYP Entertainment Corporation		—		3,479		—		3,479
Konan Technology		1,312		—		—		1,312
Etoos Co., Ltd		—		14,112		(236)		13,876
HanaSK Card Co., Ltd.		—		48,671		(823)		47,848
Television Media Korea Ltd.		—		240		—		240
Candle Media Co., Ltd.		12,805		(7,274)		—		5,531
NanoEnTek, Inc.		—		7,145		—		7,145
Packet One Network		—		76,588		(109)		76,479
TR Entertainment and other		5,243		9,179		—		14,422

Total	(Won)	19,937	(Won)	152,140	((Won)	1,168)	(Won)	170,909

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Increase		Decrease		Ending balance

SK China Company Ltd.	(Won)	823	(Won)	—	(Won)	—	(Won)	823
Konan Technology		79		—		(23)		56
Etoos Co., Ltd		(186)		—		—		(186)
ULand Company Ltd. and other		3,844		—		(1,269)		2,575

Total	(Won)	4,560	(Won)	—	((Won)	1,292)	(Won)	3,268

	For the year ended December 31, 2010
	Beginning balance		Increase		Decrease		Ending balance

SK China Company Ltd.	(Won)	1,086	(Won)	—	((Won)	263)	(Won)	823
Konan Technology		102		—		(23)		79
Etoos Co., Ltd		—		(239)		53		(186)
ULand Company Limited and other		5,260		—		(1,416)		3,844

Total	(Won)	6,448	((Won)	239)	((Won)	1,649)	(Won)	4,560

As the investments in associate are written down to zero and the equity method accounting ceased, accumulated unrecorded equity in losses as of December 31, 2011 are as follows;

	Unrealized loss		Unrealized change in equity

SK Wyverns Baseball Club Co., Ltd.	(Won)	1,099	(Won)	—
ULand Company Limited		496		50
Cyworld Holdings Hong Kong and other		2,937		334

Total	(Won)	4,532	(Won)	384

The condensed financial information of the investees as of and for the year ended December 31, 2011 and 2010 is as follows (In millions of Korean won):

	As of and for the year ended December 31, 2011
	Total assets		Total liabilities		Revenue		Net income (loss)

SK Marketing & Company Co., Ltd.	(Won)	753,508	(Won)	496,867	(Won)	652,749	(Won)	21,543
SK China Company Ltd.		281,579		58,124		43,526		4,542
SK USA, Inc.		20,184		10,932		10,623		(2,133)
MRO Korea Inc.		31,335		22,095		124,986		1,001
Benex Sector Limited Partnership IV		50,357		478		—		(1,717)
F&U Credit information Co., Ltd.		13,511		7,303		50,554		110
Korea IT Fund		364,706		—		—		10,502
JYP Entertainment Corporation		17,467		14,424		17,722		407
Konan Technology		15,507		3,622		11,790		651
Etoos Co., Ltd.		69,994		67,889		107,174		(743)
BMC Digital Culture and Contents		21,288		166		187		(621)
Wave City Development Co., Ltd.		129,768		123,882		431		(1,399)
IBKC-bmc Cultural Contents Fund		9,387		81		638		106
Hanhwa No.2 Daisy Entertainment		5,877		51		92		(1,518)
BMC Movie Expert Fund		30,068		153		4,690		1,019
HanaSK Card Co., Ltd.		9,810,720		9,094,326		849,719		25,593
Daehan Kanggun BcN Co., Ltd.		213,896		186,305		12,772		(1,132)
Television Media Korea Ltd.		34,606		5,151		4,919		(6,481)
Candle Media Co., Ltd.		25,978		5,588		27,494		(5,650)
NanoEnTek, Inc.		52,649		20,379		13,088		(8,809)
UNISK(Beijing) Information		20,401		8,388		16,028		1,202
SK Industrial Development China Co., Ltd.		245,294		517		—		4,214
PT. Melon Indonesia		12,112		1,242		803		(1,860)
Packet One Network		269,362		197,048		99,918		(72,307)
Mobile Money Ventures, LLC		2,191		227		6,294		1,189
SK Technology Innovation		159,745		4,695		—		(11,556)
LightSquared Inc.		4,647,136		3,125,885		33,374		(669,558)

	As of and for the year ended December 31, 2010
	Total assets		Total liabilities		Revenue		Net income (loss)

SK Marketing & Company Co., Ltd.	(Won)	659,847	(Won)	422,452	(Won)	415,270	(Won)	18,751
SK China Company Ltd.		212,370		1,784		15,876		4,155
SK USA, Inc.		22,035		10,706		9,303		10,358
Benex Sector Limited Partnership IV		49,538		3		—		(644)
F&U Credit information Co., Ltd.		18,747		10,648		47,767		213
Korea IT Fund		367,721		—		28,377		22,014
JYP Entertainment Corporation		15,186		12,550		21,680		904
Konan Technology		15,590		4,814		14,596		3,620
Etoos Co., Ltd.		74,938		73,164		29,719		(3,683)
BMC Digital Culture and Contents		21,531		4		336		(2,035)
Wave City Development Co., Ltd.		126,413		119,128		693		(734)
IBKC-bmc Cultural Contents Fund		9,190		20		395		13
Hanhwa No.2 Daisy Entertainment		10,092		50		4		(203)
BMC Movie Expert Fund		28,899		3		2,385		410
HanaSK Card Co., Ltd.		3,315,740		2,684,243		492,499		(58,914)
Daehan Kanggun BcN Co., Ltd.		165,754		140,707		—		4
Television Media Korea Ltd.		36,402		465		—		(291)
Candle Media Co., Ltd.		40,191		16,109		19,613		(23,691)
UNISK(Beijing) Information		14,769		5,149		10,261		871
PT. Melon Indonesia		13,759		1,085		—		27
Packet One Network		268,617		145,422		74,893		(59,635)
Mobile Money Ventures, LLC		9,407		2,996		4,472		(3,767)
SK Technology Innovation		52,949		1,849		—		(5,934)

9.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Land	(Won)	730,361	(Won)	707,970	(Won)	706,599
Buildings and structures		2,100,510		1,988,759		1,960,584
Machinery		21,340,424		19,742,398		19,723,401
Other		1,617,736		1,414,837		1,169,438
Construction in progress		805,410		447,480		417,028

Total		26,594,441		24,301,444		23,977,050
Less accumulated depreciation		(17,561,502)		(16,146,012)		(15,947,353)
Accumulated impairment		(1,941)		(2,019)		(2,019)

Property and equipment, net	(Won)	9,030,998	(Won)	8,153,413	(Won)	8,027,678

Details of changes in property and equipment for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Change of consolidation scope		Ending balance

Land	(Won)	707,970	(Won)	3,300	((Won)	1,968)	(Won)	21,059	(Won)	—	(Won)	—	(Won)	730,361
Buildings and structures		1,260,633		93,230		(6,313)		27,952		(85,309)		—		1,290,193
Machinery		5,167,143		390,376		(26,662)		1,640,380		(1,677,640)		(25)		5,493,572
Other		570,187		1,289,809		(6,347)		(1,039,031)		(104,996)		1,839		711,461
Construction in progress		447,480		1,183,841		(8,322)		(817,588)		—		—		805,411

Total	(Won)	8,153,413	(Won)	2,960,556	((Won)	49,612)	((Won)	167,228)	((Won)	1,867,945)	(Won)	1,814	(Won)	9,030,998

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	706,599	(Won)	1,622	((Won)	7,000)	(Won)	6,749	(Won)	—	(Won)	707,970
Buildings and structures		1,316,534		11,848		(910)		11,641		(78,480)		1,260,633
Machinery		5,211,662		318,969		(91,333)		1,282,418		(1,554,573)		5,167,143
Other		375,856		982,562		(6,028)		(691,521)		(90,682)		570,187
Construction in progress		417,027		827,308		(46,581)		(750,274)		—		447,480

Total	(Won)	8,027,678	(Won)	2,142,309	((Won)	151,852)	((Won)	140,987)	((Won)	1,723,735)	(Won)	8,153,413

10.	INVESTMENT PROPERTY

Investment property as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Land	(Won)	23,153	(Won)	29,179	(Won)	23,602
Buildings		295,767		183,406		200,432

Total		318,920		212,585		224,034
Less accumulated depreciation		(47,834)		(15,278)		(11,292)

Investment property, net	(Won)	271,086	(Won)	197,307	(Won)	212,742

Details of changes in investment property for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	19,670	(Won)	—	(Won)	—	(Won)	3,483	(Won)	—	(Won)	23,153
Buildings		177,637		86,285		—		(8,887)		(7,102)		247,933

Total	(Won)	197,307	(Won)	86,285	(Won)	—	((Won)	5,404)	((Won)	7,102)	(Won)	271,086

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	23,602	(Won)	—	(Won)	—	((Won)	3,932)	(Won)	—	(Won)	19,670
Buildings		189,140		1,991		—		(8,236)		(5,258)		177,637

Total	(Won)	212,742	(Won)	1,991	(Won)	—	((Won)	12,168)	((Won)	5,258)	(Won)	197,307

Details of fair value of investment property as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (In millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Land	(Won)	40,540	(Won)	39,082	(Won)	41,768
Buildings		272,794		176,465		176,669

	(Won)	313,334	(Won)	215,547	(Won)	218,437

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

Details of rent income and operating expenses from investment property for the year ended December 31, 2011 and December 2010 are as follows (In millions of Korean won):

	2011		2010

Rent income	(Won)	54,088	(Won)	46,460
Operating expenses		(42,141)		(30,212)

11.	GOODWILL

Details of goodwill as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236	(Won)	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443		358,443		358,443
Other goodwill		82,952		80,975		80,975
Net foreign exchange differences		2,302		(9,005)		(8,921)

	(Won)	1,749,933	(Won)	1,736,649	(Won)	1,736,733

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011		For the year ended December 31, 2010

Beginning of period	(Won)	1,736,649	(Won)	1,736,733
Goodwill increase due to acquisition and subsidiary change during the period		13,242		—
Effects of exchange of rate change		42		(84)

Ending of period	(Won)	1,749,933	(Won)	1,736,649

Impairment test of goodwill

The Company determines its recoverable amounts for its cash generating units (“CGU”) as the value-in-use of its CGUs.

(1)	Goodwill related to acquisition of Shinsegi Telecomm, Inc.

For its investment in Shinsegi, the Company estimated the value-in-use based on cash flows from financial forecasts. The Company based its calculation on a five year financial forecast and used a 2% annual growth rate for periods subsequent to the forecast, using a discount rate of 5.6%.

Management believes the 2% annual growth rate will not exceed the Company’s long-term wireless business growth and that the total carrying amount will not exceed the total recoverable amount, even considering reasonable fluctuations in its current assumptions.

(2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

For its investment in SK Broadband, the Company estimated the value-in-use based on cash flows from financial forecasts. The Company based on its calculation on a five year financial forecast and used a 2.4% annual growth rate for periods subsequent to the forecast, using a discount rate of 7.6%.

Management believes the 2.4% annual growth rate will not exceed the Company’s long-term wired business growth and that the total carrying amount will not exceed the total recoverable amount, even considering reasonable fluctuations in its current assumptions.

12.	INTANGIBLE ASSETS

Details of changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Change of Consolidation Scope		Ending balance

Frequency use rights	(Won)	709,043	(Won)	1,333,796	(Won)	—	(Won)	—	((Won)	153,737)	(Won)	—	(Won)	—	(Won)	1,889,102
Land use right		17,551		7,623		(54)		—		(5,794)		—		—		19,326
Industrial right		60,740		1,848		(1)		646		(3,759)		—		—		59,474
Software development costs		26,470		7,006		—		(609)		(8,481)		(459)		(2,966)		20,961
Customer relationships		226,940		1,791		—		—		(92,796)		—		5,883		141,818
Membership (Note a)		111,736		6,864		(2,440)		1,551		—		—		—		117,711
Other (Note b)		732,476		114,328		(1,784)		245,539		(343,089)		(2,120)		2,061		747,411

Total	(Won)	1,884,956	(Won)	1,473,256	((Won)	4,279)	(Won)	247,127	((Won)	607,656)	((Won)	2,579)	(Won)	4,978	(Won)	2,995,803

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	102,432	((Won)	120,628)	(Won)	—	(Won)	709,043
Land use right		12,534		9,489		(189)		—		(4,283)		—		17,551
Industrial right		60,918		3,914		—		(8)		(4,084)		—		60,740
Software development costs		35,714		13,762		(243)		(2,280)		(8,945)		(11,538)		26,470
Customer relationships		317,670		—		—		—		(90,730)		—		226,940
Membership (Note a)		107,495		1,246		(359)		3,354		—		—		111,736
Other (Note b)		742,648		99,621		(7,122)		242,821		(344,601)		(891)		732,476

Total	(Won)	2,004,218	(Won)	128,032	((Won)	7,913)	(Won)	346,319	((Won)	573,271)	((Won)	12,429)	(Won)	1,884,956

(Note a)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(Note b)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

The book value and residual useful lives of major intangible assets as of December 31, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives

W-CDMA license	(Won)	485,652	Frequency use rights relating to W-CDMA service	(Note a)
W-CDMA license		81,555	Frequency use rights relating to W-CDMA service	(Note b)
800MHz license		385,168	Frequency use rights relating to CDMA and LTE service	(Note c)
1.8GHz license		928,203	Frequency use rights relating to LTE service	(Note d)
WiBro license		5,325	WiBro service	(Note e)
DMB license		3,120	DMB service	4 years and 6 months
Customer relationships		133,898	Customer relationships related to acquisition of SK Broadband Co., Ltd.	1 years and 9 months

(Note a)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) former Ministry of Information Communication) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(Note b)	The Company purchased an additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.

(Note c)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(Note d)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced once the Company started its related commercial LTE services in late 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(Note e)	The Company purchased a WiBro license from KCC on March 30, 2005. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life. The WiBro license will expire in March 2012.

13.	BORROWINGS AND BONDS PAYABLE

a. Short-term borrowings

Short-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Chinese yuan):

	Lender	rate (%)	December 31, 2011		December 31, 2010		January 1, 2010

Short-term borrowing (Korean won)	Hana Bank, etc.	4.49 ~ 6.87	(Won)	394,033	(Won)	328,710	(Won)	235,232
Short-term borrowing (Foreign currency)	SK China Company, Ltd			106,680				9,237
		—	(US$	92,500)		—	(CNY	54,000)
Commercial Paper	Shinhan Bank, etc.	3.83 ~ 3.85		200,000		195,000		310,000

Total			(Won)	700,713	(Won)	523,710	(Won)	554,469

b. Long-term borrowings

Long-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Chinese yuan:

Lender	Maturity	Annual interest rate (%) (Note)	December 31, 2011		December 31, 2010		January 1, 2010
Shinhan Bank	2011	91 days CD yield + 0.25	(Won)	—	(Won)	—	(Won)	200,000
Korea Development Bank	2011	91 days CD yield + 1.02		—	(Won)	100,000	(Won)	100,000
Citibank	2011	91 days CD yield + 1.20		—	(Won)	100,000	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30		—	(Won)	100,000	(Won)	100,000
Hana Bank	2011	91 days CD yield + 1.50		—	(Won)	150,000	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50		—	(Won)	50,000	(Won)	50,000
Industrial Bank of Korea	2010	2.78		—		—	(Won)	128
Korea Development Bank	2011	3.22		—	(Won)	3,251	(Won)	9,751
Kookmin Bank	2012	3.80	(Won)	1,977	(Won)	5,930	(Won)	9,883
Korea Development Bank	2013	”	(Won)	5,288	(Won)	8,814	(Won)	10,577
Korea Development Bank	2014	”	(Won)	8,238	(Won)	9,885	(Won)	9,885
Shinhan Bank	2015	”	(Won)	10,273	(Won)	10,273		—
Kookmin Bank	2016	”	(Won)	9,749		—		—
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000	US$	30,000
Bank of China	”	”	US$	20,000	US$	20,000	US$	20,000
DBS Bank	”	”	US$	25,000	US$	25,000	US$	25,000
SMBC	”	”	US$	25,000	US$	25,000	US$	25,000
Korea Exchange Bank	2010	5.44		—		—	US$	117,161
China Merchants Bank	2018	5.35	CNY	360,000	CNY	360,000		—
Korea Exchange Bank	2015	5.18 ~ 5.44	CNY	200,000	CNY	200,000		—
Hana Bank HK	2014	3M Libor + 3.2	US$	75,000		—		—

Total			(Won)	35,525	(Won)	538,153	(Won)	740,224
			US$	175,000	US$	100,000	US$	217,161
			CNY	560,000	CNY	560,000	CNY	—

Equivalent in Korean won			(Won)	334,362	(Won)	748,346	(Won)	993,782
Less portion due within one year				(10,510)		(512,378)		(149,142)

Long-term portion			(Won)	323,852	(Won)	235,968	(Won)	844,640

(Note)	As of December 31, 2011, 3-month Libor rate is 0.58% and the 6-month Libor rate is 0.81%.

c. Bonds payable

Bonds payable as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Japanese yen and thousands of Singapore dollars):

	Maturity	Annual Interest rate (%)	December 31, 2011		December 31, 2010		January 1, 2010
Domestic general bonds	2010	3.20~6.77	(Won)	—	(Won)	—	(Won)	510,000
”	2011	3.00~4.44		—		200,000		280,000
”	2013	4.00~6.92		450,000		450,000		450,000
”	2014	4.86~5.0		250,000		200,000		200,000
”	2015	4.62~5.0		250,000		200,000		200,000
”	2016	3.95~5.92		580,000		470,000		470,000
”	2018	5.0		200,000		200,000		200,000
”	2021	4.22		190,000		—		—
Unsecured private bonds	2010	6.50~7.07		—		—		20,000
Unsecured public bonds	2010	6.30~6.81		—		—		110,000
”	2011	9.08		—		25,000		25,000
Debentures	2010	8.75~9.25		—		—		80,000
”	2011	6.65~9.20		—		315,718		315,718
” (Note b)	2013	3.99		150,000		150,000		—
” (Note b)	2014	4.40~4.53		390,000		—		—
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670		350,280
Dollar denominated bonds (US$500,000)(Note c)	2012	7.0		576,650		596,951		611,301
Dollar denominated bonds (US$400,000)	2027	6.63		461,320		455,560		467,040
Yen denominated bonds (JPY 15,500,000)(Note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		230,200		216,547		195,737

Yen denominated bonds (JPY 5,000,000)(Note a)	2012	3 M Euro Yen TIBOR+2.5		74,258		69,854		63,141
Floating rate notes(US$ 150,000)(Note a)	2010	3 M LIBOR+3.05		—		—		175,140
Floating rate notes(US$ 220,000)(Note a)	2012	3 M LIBOR+3.15		253,726		250,558		256,872
Floating rate notes(US$ 250,000)(Note a)	2014	3 M LIBOR+1.60		288,325		—		—
Floating rate notes(SGD 65,000)(Note a)	2014	SOR rate+1.20		57,619		—		—
Convertible bonds (US$ 332,528)(Note d)	2014	1.75		397,886		461,655		442,422

Sub total				4,799,984		4,603,513		5,422,651
Less discounts on bonds				(39,096)		(70,530)		(75,920)

Net				4,760,888		4,532,983		5,346,731
Less portion due within one year				(1,531,879)		(874,437)		(893,431)

Long-term portion			(Won)	3,229,009	(Won)	3,658,546	(Won)	4,453,300

(Note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate, the 3-month LIBOR rate and SOR rate as of December 31, 2011 are 0.20%, 0.33%, 0.58% and 0.55%, respectively.
(Note b)	According to the covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent and it cannot dispose of its property and equipment more than twenty times of net assets or (Won)10 trillion of its net assets in any given fiscal year.
(Note c)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquires more than 45% of ownership of SK Broadband Co., Ltd., a subsidiary of the Company, and its credit rating on the global bond (US$ 500,000 thousand) is downgraded below BB by S&P or Ba2 by Moody’s, SK Broadband Co., Ltd. is required to offer a buy-back of the related foreign currency debentures at the price of 101% of the principal. If the Company does not comply with the covenant, it may be required to perform an immediate redemption.

(Note d)	The convertible bonds are classified as financial liabilities as FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with a conversion price, determined at the time, of (Won)230,010 per share of the Company’s common stock, which was greater than the market value at the date of issuance. Conversion price will subsequently change based on changes in the Company’s common shares amount. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of December 31, 2011 is 2,192,102 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011 and on July 28, 2011, the conversion price changed from (Won)220,000 to (Won)209,853 and the number of common shares that can be converted changed from 2,090,996 shares to 2,192,102 shares due to the payment of periodic dividends and payment of interim dividends. During the year ended December 31, 2011, no conversion was made.

14.	LONG-TERM PAYABLES

As of December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ and 1.8GHz frequency and other details are as follows (in millions of Korean won):

	2.1GHz		800MHz		1.8GHz		Total

Period of repayment		2012~2014		2013~2015		2012~2021
Coupon rate (Note a)		3.58%		3.51%		3.00%
Annual effective interest rate (Note b)		5.89%		5.69%		5.25%
Nominal value	(Won)	52,600	(Won)	208,250	(Won)	746,250	(Won)	1,007,100

Present value at December 31, 2010	(Won)	50,166	(Won)	—	(Won)	—		50,166

Present value at the time of acquisition in 2011		—		197,190		679,607		876,797

Amortization of present value discount in 2011		1,025		1,925		205		3,155
Less portion due within one year		(17,296)		—		(71,848)		(89,144)

Long-term portion of W-CDMA payables	(Won)	33,895	(Won)	199,115	(Won)	607,964	(Won)	840,974
Other								6,522

Long-term payables - other							(Won)	847,496

(Note a)	The Company applied an annual interest equal to the government’s previous year public funds financing account rate less1%.
(Note b)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payable-other.

As of December 31, 2010 and January 1, 2010, the Company’s long-term payables - other consist of payables related to the acquisition of frequency use rights and other, in the amount of (Won)54,783 million and (Won)170,953 million, respectively.

The repayment schedule of long-term payables at December 31, 2011 is as follows (in millions of Korean won):

Year ending December 31,	Long-term payables

2012	92,158
2013	161,575
2014	161,575
2015 and thereafter	591,792

Total	1,007,100

15.	PROVISONS

Details of change in the provisions for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended December 31, 2011								As of December 31, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	732,041	(Won)	877,042	((Won)	846,994)	(Won)	762,089	(Won)	653,112	(Won)	108,977
Provision for point programs		353		1,052		(617)		788		60		728
Provision for restoration		32,522		8,466		(4,610)		36,378		3,876		32,502
Provision for warranty		140		14		—		154		—		154
Provision for sales return		49		77		(45)		81		81		—
Other provisions		11		69		(11)		69		69		—

Total	(Won)	765,116	(Won)	886,720	((Won)	852,277)	(Won)	799,559	(Won)	657,198	(Won)	142,361

	For the years ended December 31, 2010								As of December 31, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	609,733	(Won)	941,586	((Won)	819,278)	(Won)	732,041	(Won)	652,563	(Won)	79,478
Provision for point programs		894		461		(1,002)		353		266		87
Provision for restoration		26,473		6,202		(153)		32,522		—		32,522
Provision for warranty		317		173		(350)		140		—		140
Provision for sales return		40		19		(10)		49		49		—
Other provisions		22		10		(21)		11		11		—

Total	(Won)	637,479	(Won)	948,451	((Won)	820,814)	(Won)	765,116	(Won)	652,889	(Won)	112,227

Provision for handset subsidies

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

Provision for point programs

For marketing purposes, the Company grants points to subscribers when they enter into certain programs, such as, receiving paperless invoices or completing surveys for affiliates. The Company records a provision related to the unused and unexpired granted points, in accordance with the expected points’ usage duration. All unused points expire on their fifth anniversary.

Provision for restoration

In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate.

These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements.

The Company records these restoration costs as PP&E and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

16.	FINANCIAL LEASE LIABILITIES

SK Broadband Co., Ltd., a subsidiary, has leased certain equipment related to telecommunication under the finance lease agreement with Cisco Capital Korea. The Company’s financial lease liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Finance lease liabilities:
Less due within one year (FN 4.b.Note (c))	(Won)	31,308	(Won)	45,468	(Won)	70,593
Long-term portion		41,940		60,075		77,709

The Company’s related interest and principal as of December 31, 2011, December 31, 2010 and January 1, are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Minimum lease payments		Present value		Minimum lease payments		Present value		Minimum lease payments		Present value

2012	(Won)	34,198	(Won)	31,308	(Won)	50,680	(Won)	45,468	(Won)	77,577	(Won)	70,593

2013 ~ 2017		44,119		41,940		63,336		60,075		84,849		77,709

Sub-total		78,317		73,248		114,016		105,543		162,426		148,302

Less portion due within 1 year				(31,308)				(45,468)				(70,593)

Long-term portion			(Won)	41,940			(Won)	60,075			(Won)	77,709

17.	RETIREMENT BENEFIT OBLIGATION

The Company has defined benefit plans it offers to its employees. Details regarding its plans and the Company’s retirement benefit obligations as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows.

a.	Details of retirement benefit obligation as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Present value of defined benefit obligation	(Won)	188,120	(Won)	160,363	(Won)	127,255
Fair value of plan assets		(102,179)		(92,493)		(73,596)

Total	(Won)	85,941	(Won)	67,870	(Won)	53,659

b.	Principal actuarial assumptions as of December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010

Discount rate for defined benefit obligations	4.11 ~ 6.15%	5.41 ~ 6.30%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	2.00 ~ 8.11%	4.00 ~ 5.64%
Expected rate of salary increase	3.50 ~ 5.10%	4.36 ~ 8.42%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Meanwhile, expected rate of salary increase is determined the Company historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate represents target inflation rate declared by Bank of Korea.

c.	Changes in defined benefit obligations before tax for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Beginning balance	(Won)	160,363	(Won)	127,255
Current service cost		63,925		81,754
Interest cost		9,086		8,211
Actuarial gain or loss		30,503		3,856
Benefit paid		(77,754)		(62,689)
Others		1,997		1,976

Ending balance	(Won)	188,120	(Won)	160,363

Changes in plan assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Beginning balance	(Won)	92,493	(Won)	73,596
Expected return on plan assets		4,059		3,292
Actuarial gain or loss		(1,048)		(676)
Contributions by employer directly to plan assets		44,961		25,628
Benefit payment		(38,343)		(11,256)
Others		57		1,909

Ending balance	(Won)	102,179	(Won)	92,493

d.	Expenses recognized in statements of income for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Current service cost	(Won)	63,925	(Won)	81,754
Interest cost		9,086		8,211
Expected return on plan assets		(4,059)		(3,292)

Total	(Won)	68,952	(Won)	86,673

These expenses are recognized as labor cost, research and development expense in the period as income or expenses and construction in progress.

e.	Details of plan assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Equity instruments	(Won)	—	(Won)	26,247	(Won)	2,027
Debt instruments		12,455		51,489		38,629
Others		89,724		14,757		32,940

Total	(Won)	102,179	(Won)	92,493	(Won)	73,596

Actual return on plan assets for the years ended December 31, 2011 and December 31, 2010 is (Won)3,011 million and (Won)2,616 million, respectively.

18.	SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

	December 31, 2011		December 31, 2010		January 1, 2010

Authorized shares		220,000,000		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711		80,745,711

Share capital
Common stock	(Won)	44,639	(Won)	44,639	(Won)	44,639

Share premium:
Paid-in surplus	(Won)	2,915,887	(Won)	2,915,887	(Won)	2,915,887
Treasury stock		(2,410,451)		(2,202,439)		(1,992,083)
Loss on disposal of treasury stock		(18,855)		(15,875)		(15,875)
Others		(771,928)		(776,526)		(740,053)

Total	((Won)	285,347)	((Won)	78,953)	(Won)	167,876

There are no changes in share capital for the years ended December 31, 2011, and 2010.

(Note)	During the year ended December 31, 2003, December 31, 2006 and December 31, 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares decreased without change in the share capital.

19.	TREASURY STOCK

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for (Won)1,992,083 million to use as stock dividends, to increase shareholder value, and to use for stabilizing stock prices in the market if deemed necessary.

Meanwhile from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million and from July 21, 2011 through September 28, 2011, the Company additionally acquired 1,400,000 shares of treasury stock for (Won)208,012 million in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of December 31, 2011 and 2010, the Company has 11,050,712 shares of treasury stock at (Won)2,410,451 million and 9,650,712 shares of treasury stock at (Won)2,202,439 million, respectively.

20.	RETAINED EARNINGS

Retained earnings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Appropriated:
Legal reserve (Note a)	(Won)	22,320	(Won)	22,320	(Won)	22,320
Reserve for research & manpower development (Note b)		535,595		658,928		672,595
Reserve for business expansion (Note b)		8,009,138		7,519,138		7,045,138
Reserve for technology development (Note b)		1,524,000		1,150,000		1,150,000

Sub-total		10,091,053		9,350,386		8,890,053
Unappropriated		1,551,472		1,370,863		673,887

Total	(Won)	11,642,525	(Won)	10,721,249	(Won)	9,563,940

(Note a)	Mandatory Reserve - Legal Reserve

The Korean Commercial Law requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may be used to offset a future deficit, if any, or may be transferred to share capital.

(Note b)	Voluntary Reserve

Reserve for research & manpower development and reserve for technology development were originally appropriated, in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws in taxable income in the year of reversal. However, for the years ended December 31, 2011 and 2010, all reserves are on now on a voluntary basis and there are no restrictions on these reserves. As such, the Company can utilize these if deemed necessary.

Reserve for business expansion is appropriated for on a voluntary basis, there are no restrictions on the reserve. As such, the Company can utilize these if deemed necessary.

21.	RESERVES

a.	Details of reserves as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Net change in fair value of available-for-sale financial assets	(Won)	354,951	(Won)	793,645	(Won)	998,527
Share of other comprehensive income of associates		(93,599)		(91,413)		(91,244)
Loss on valuation of derivatives		(25,100)		(56,862)		12,552
Foreign currency translations of foreign operations		23,812		(2,314)		—

Total	(Won)	260,064	(Won)	643,056	(Won)	919,835

b.	Details of change in reserves for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for- sale financial assets		Share of other comprehensive loss of associates		Gain (loss) on valuation of derivatives		Foreign currency differences from foreign operations		Total

Balance, January 1, 2010	(Won)	998,527	((Won)	91,244)	(Won)	12,552	(Won)	—	(Won)	919,835
Changes		(260,479)		(133)		(87,129)		(2,314)		(350,055)
Tax effect		55,597		(36)		17,715		—		73,276

Balance, December 31, 2010	(Won)	793,645	((Won)	91,413)	((Won)	56,862)	((Won)	2,314)	(Won)	643,056

Balance, January 1, 2011	(Won)	793,645	((Won)	91,413)	((Won)	56,862)	((Won)	2,314)	(Won)	643,056
Changes		(555,612)		(906)		40,865		26,126		(489,527)
Tax effect		116,918		(1,280)		(9,103)		—		106,535

Balance, December 31, 2011	(Won)	354,951	((Won)	93,599)	((Won)	25,100)	(Won)	23,812	(Won)	260,064

c.	Details of change in fair value of available-for-sale financial assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax

Beginning balance	(Won)	1,023,458	((Won)	229,813)	(Won)	793,645	(Won)	1,284,221	((Won)	285,694)	(Won)	998,527
Recognized in other comprehensive income during the period		(418,349)		84,227		(334,122)		(209,631)		43,033		(166,598)
Reclassified from equity to income or expense for the period		(137,263)		32,691		(104,572)		(50,848)		12,564		(38,284)

Ending balance	(Won)	467,846	((Won)	112,895)	(Won)	354,951	(Won)	1,023,742	((Won)	230,097)	(Won)	793,645

d.	Details of change in valuation of derivatives for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax

Beginning balance	((Won)	77,448)	(Won)	20,586	((Won)	56,862)	(Won)	9,681	(Won)	2,871	(Won)	12,552
Recognized in other comprehensive income during the period		55,158		(13,023)		42,135		(74,674)		13,379		(61,295)
Reclassified from equity to net income for the period		(14,293)		3,920		(10,373)		(12,455)		4,336		(8,119)

Ending balance	((Won)	36,583)	(Won)	11,483	((Won)	25,100)	((Won)	77,448)	(Won)	20,586	((Won)	56,862)

22.	OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

Other operating income:
Reversal of allowance for doubtful accounts (Note)	(Won)	2,301	(Won)	805
Gain on disposal of property and equipment and intangible assets (Note)		6,275		11,340
Other (Note)		41,153		68,380

	(Won)	49,729	(Won)	80,525

Other operating expenses:
Communication expenses	(Won)	64,404	(Won)	62,793
Utilities		168,288		163,145
Taxes and dues		47,467		55,353
Repair		250,801		232,557
Research and development		271,382		270,603
Training		38,139		32,590
Bad debt for account receivables – trade		83,748		77,780
Travels		32,973		29,275
Supplies and other		106,855		100,523
Loss on disposal of property and equipment and intangible assets (Note)		21,136		70,025
Loss on disposal of investment assets (Note)		434		11,329
Loss on impairment of intangible assets (Note)		2,580		7,550
Donations (Note)		104,656		204,876
Other bad debt other receivables (Note)		12,847		12,293
Other (Note)		26,769		60,082

	(Won)	1,232,479	(Won)	1,390,774

(Note)	Under previous GAAP (Korean GAAP) these were classified as other non-operating income and expenses.

While, under IFRS, these are classified as other operating income and expenses.

23.	FINANCE INCOME AND COSTS

Details of finance income and costs for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

Finance income:
Interest income	(Won)	168,148	(Won)	237,392
Dividends		26,433		28,680
Gain on foreign currency transactions		11,135		10,163
Gain on foreign currency translation		1,984		16,950
Gain on valuation of financial asset at FVTPL		2,617		—
Gain on disposal of long-term investment securities		164,454		174,801
Reversal of loss on impairment of investment securities		—		39
Gain on valuation of derivatives		3,785		1,241
Gain on derivative settlement		—		7,951
Gain on valuation of financial liability at FVTPL		63,769		—

	(Won)	442,325	(Won)	477,217

Finance costs:
Gain on derivative settlement	(Won)	297,172	(Won)	379,289
Loss on foreign currency transactions		10,382		14,471
Loss on foreign currency translation		6,409		1,788
Loss on disposal of short-term investment securities		—		1,866
Loss on disposal of long-term investment securities		447		2,368
Loss on impairment of investment securities		12,846		3,404
Loss on valuation of derivatives		943		19,198
Loss on derivative settlement		15,577		—
Loss on disposal of accounts receivable		—		6
Loss on valuation of financial liability at FVTPL		—		19,233

	(Won)	343,776	(Won)	441,623

Details of interest income included in finance income for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Interest income on cash equivalents and deposits	(Won)	61,577	(Won)	27,987
Interest income on installment receivables and other interest income		106,571		209,405

	(Won)	168,148	(Won)	237,392

Details of interest expenses included in finance for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Interest expense on bank overdrafts and borrowings	(Won)	60,271	(Won)	89,178

Interest on finance lease liabilities		4,422		8,383

Interest on bonds		208,403		252,646

Other interest expenses		24,076		29,082

	(Won)	297,172	(Won)	379,289

Details of income and costs by type of financial assets or financial liabilities for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011				December 31, 2010
	Financial income		Financial Costs		Financial income		Financial costs
Financial assets:
Financial assets designated as at FVTPL	(Won)	3,013	(Won)	943	(Won)	1,991	(Won)	21,064
Available-for-sale financial assets		198,547		13,293		223,425		5,772
Loans and receivables		173,498		12,603		228,909		16,221
Derivatives designated as hedging instruments		—		8,088		505		—

Sub-total		375,058		34,927		454,830		43,057

Financial liabilities:
Financial liabilities designated as at FVTPL		67,158		2,353		—		19,233
Financial liabilities at amortized cost		109		301,360		15,691		379,333
Derivatives designated as hedging instruments		—		5,136		6,696		—

Sub-total		67,267		308,849		22,387		398,566

Total	(Won)	442,325	(Won)	343,776	(Won)	477,217	(Won)	441,623

Details of impairment losses for each class of financial assets for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Impairment loss on long-term investment securities	(Won)	12,846	(Won)	3,404

Bad debt		83,748		77,780

Other bad debt		12,847		12,293

	(Won)	109,441	(Won)	93,477

24.	INCOME TAX FOR CONTINUING OPERATIONS

a.	Income tax expenses for continuing operations for the years ended December 31, 2011 and 2010 consist of the following (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

I. Current tax :
Currently	(Won)	520,370	(Won)	532,096
Adjustments recognized in the period for current tax of prior periods		90,389		11,847

		610,759		543,943

II. Deferred tax:
Changes in net deferred tax assets		(120,718)		(78,214)

Deferred tax assets directly added to (deducted from) equity		108,563		78,727
Changes in scope of consolidation		330		—
Others (Tax effect from statutory tax rate change)		159		74

		(11,666)		587

III. Income tax for continuing operation	(Won)	599,093	(Won)	544,530

b.	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2011 and 2010 is attributable to the following (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

Income taxes at statutory income tax rate of 24.2% (Note)	(Won)	528,225	(Won)	560,952
Non-taxable income		(10,230)		(8,381)
Non-deductible expenses		7,994		43,382
Tax credit and tax reduction		(42,572)		(30,443)
Tax effects of temporary differences, unused tax losses and unused tax credits not recognized in deferred tax assets		33,170		7,666
Additional income tax(refund) for prior periods		90,389		(6,632)
Deferred tax effect from statutory tax rate change for future periods		(7,883)		(22,014)

Income tax for continuing operation	(Won)	599,093	(Won)	544,530

(Note)	Tax rate represents statutory tax rate in Korea applied to the Company. The statutory income tax rate is 11.0% up to (Won)200 million of net taxable income and 24.2% above (Won)200 million of net taxable income for the years ended December 31, 2011 and 2010. Beginning for the year ended December 31, 2012, the statutory tax rate will be 11.0% up to (Won)200 million of net taxable income, above (Won)200 million and up to (Won)20,000 million of net taxable income will be reduced to 22% and above (Won)20,000 million of net taxable income will be 24.2%.

c.	Deferred tax assets (liabilities) directly added to (deducted from) equity for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

Net change in fair value of available-for-sale financial assets (FN 21.b)	(Won)	116,918	(Won)	55,597
Share of other comprehensive income of associates (FN 21.b)		(1,280)		(36)
Gain or loss on valuation of derivatives (FN 21.b)		(9,103)		17,715
Actuarial gain or loss		6,276		35
Loss on disposal of treasury stock		(2,980)		—
Others		(1,268)		5,416

	(Won)	108,563	(Won)	78,727

d.	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

For the year ended December 31, 2011

Account	Beginning		Changes in scope of consolidation		Deferred tax expense (income)		Directly added to (deducted from) equity		Other		Ending

Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	(Won)	51,748	(Won)	—	((Won)	10,300)	(Won)	—	(Won)	3	(Won)	41,451
Accrued interest income		(716)		—		(684)		—		—		(1,400)
Available-for-sale financial assets		(241,325)		—		44,629		116,918		—		(79,778)
Investments in subsidiaries and associates		18,941		—		15,610		(1,280)		168		33,439
Property and equipment (depreciation)		(196,282)		—		(14,438)		—		—		(210,720)
Provisions		180,965		—		4,300		—		1		185,266
Retirement benefit obligation		10,027		—		2,942		6,276		—		19,245
Gain or loss on valuation of derivatives		(5,727)		—		26,046		(9,103)		—		11,216
Gain or loss on foreign currency translation		7,634		—		1,576		—		—		9,210
Tax free reserve for research and manpower development		(80,740)		—		27,280		—		—		(53,460)
Goodwill relevant to leased line		140,809		—		(24,522)		—		—		116,287
Unearned revenue (activation fees)		117,432		—		(920)		—		—		116,512
Others		103,584		330		(64,536)		(4,248)		(13)		35,117

		106,350		330		6,983		108,563		159		222,385

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		78		—		4,341		—		—		4,419
Tax credit carryforwards		432		—		342		—		—		774

		510		—		4,683		—		—		5,193

	(Won)	106,860	(Won)	330	(Won)	11,666	(Won)	108,563	(Won)	159	(Won)	227,578

For the year ended December 31, 2010

Account	Beginning		Deferred tax expense (income)		Directly added to (deducted from) equity		Other		Ending

Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	(Won)	56,413	((Won)	4,665)	(Won)	—	(Won)	—	(Won)	51,748
Accrued interest income		(837)		121		—		—		(716)
Available-for-sale financial assets		(247,170)		(49,752)		55,597		—		(241,325)
Investments in subsidiaries and associates		(31,915)		50,772		(36)		120		18,941
Property and equipment (depreciation)		(129,190)		(67,092)		—		—		(196,282)
Provisions		151,946		29,019		—		—		180,965
Retirement benefit obligation		7,026		2,966		35		—		10,027
Gain or loss on valuation of derivatives		(29,614)		6,172		17,715		—		(5,727)
Gain or loss on foreign currency translation		11,159		(3,525)		—		—		7,634
Tax free reserve for research and manpower development		(124,227)		43,487		—		—		(80,740)
Goodwill relevant to leased line		189,372		(48,563)		—		—		140,809
Unearned revenue (activation fees)		130,676		(13,244)		—		—		117,432
Others		43,728		54,486		5,416		(46)		103,584

		27,367		182		78,727		74		106,350

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		383		(305)		—		—		78
Tax credit carryforwards		896		(464)		—		—		432

		1,279		(769)		—		—		510

	(Won)	28,646	((Won)	587)	(Won)	78,727	(Won)	74	(Won)	106,860

e.	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as the Company does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

Allowance for doubtful accounts	(Won)	140,010	(Won)	139,500
Investments in subsidiaries and associates		797,955		656,844
Other temporary differences		210,616		222,985
Unused tax loss carryforwards		836,752		900,394
Unused tax credit carryforwards		899		2,669

	(Won)	1,986,232	(Won)	1,922,392

f.	The expirations of the tax loss carryforwards and tax credit carryforwards of the Company related to certain subsidiaries which are expected to be utilized, as of December 31, 2011 are as follows (in millions of Korean won):

	Tax loss carryforwards		Tax credit carryforwards

Less than 1 year	(Won)	40,867	(Won)	483
1 ~ 2 years		164,810		189
2 ~ 3 years		358,122		174
More than 3 years		272,953		53

Total	(Won)	836,752	(Won)	899

25.	NET INCOME PER SHARE

Net income from continuing operations per share and net income per share for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share from continuing operation

	For the year ended
	December 31, 2011		December 31, 2010
Net income from continuing operation attributable to the owners of the Company	(Won)	1,613,986	(Won)	1,845,513
Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income per share from continuing Operation (in Korean won)	(Won)	22,864	(Won)	25,653

Net income from continuing operation attributable to the controlling interests for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Net income attributable to the controlling interests	(Won)	1,612,889	(Won)	1,841,613
The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests (FN. 32)		1,097		3,900

Net income from continuing operation attributable to the controlling interests	(Won)	1,613,986	(Won)	1,845,513

Net income per share

	For the year ended
	December 31, 2011		December 31, 2010
Net income attributable to the owners of the Company	(Won)	1,612,889	(Won)	1,841,613

Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income per share (in Korean won)	(Won)	22,848	(Won)	25,598

The weighted average number of common shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows:

For the year ended December 31, 2011

	Number of shares	Weighted number of days	Weighted number of shares
For the years ended December 31, 2011
Outstanding common shares at January 1, 2011	80,745,711	365 / 365	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	365 / 365	(9,650,712)
Acquisition of treasury stock	(1,400,000)	131 / 365 (Note)	(503,062)

Total	69,694,999		70,591,937

For the year ended December 31, 2010

	Number of Shares	Weighted number of days	Weighted number of shares
For the years ended December 31, 2010
Outstanding common shares at April 1, 2010	80,745,711	365 / 365	80,745,711
Treasury stocks at July 1, 2010	(8,400,712)	365 / 365	(8,400,712)
Acquisition of treasury stock	(1,250,000)	118 / 365 (Note)	(402,612)

Total	71,094,999		71,942,387

(Note)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income from continuing operations per share and diluted net income per share amounts for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share from continuing operation

	For the year ended
	December 31, 2011		December 31, 2010

Diluted net income from continuing operation attributable to the owners of the Company	(Won)	1,618,606	(Won)	1,850,471
Diluted weighted average number of common shares outstanding		72,784,039		74,033,383

Diluted net income per share (in Korean won)	(Won)	22,238	(Won)	24,995

Diluted net income from continuing operation attributable to the controlling interests for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Net income attributable to the controlling interests	(Won)	1,617,509	(Won)	1,846,571
The controlling interests’ portion of net loss from discontinued operation attributable to the controlling interests		1,097		3,900

Net income from continuing operation attributable to the controlling interests	(Won)	1,618,606	(Won)	1,850,471

Diluted net income per share

	For the year ended
	December 31, 2011		December 31, 2010

Adjusted net income to the owners of the Company	(Won)	1,617,509	(Won)	1,846,571
Adjusted weighted average number of common shares outstanding		72,784,039		74,033,383

Diluted net income per share (in Korean won)	(Won)	22,223	(Won)	24,942

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the year ended
	December 31, 2011		December 31, 2010
Net income and ordinary income	(Won)	1,612,889	(Won)	1,841,613
Effect of convertible bonds (Note)		4,620		4,958

Adjusted net income and ordinary income	(Won)	1,617,509	(Won)	1,846,571

Weighted average number of common shares outstanding		70,591,937		71,942,387
Effect of exchangeable bonds (Note)		2,192,102		2,090,996

Adjusted weighted average number of common shares outstanding		72,784,039		74,033,383

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

Net income and diluted net income per share from discontinued operation for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

	For the year ended
	December 31, 2011		December 31, 2010
The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests (FN. 32)		1,097		3,900

Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income and diluted net income per share (in Korean won)	((Won)	16)	((Won)	54)

26.	DIVIDEND DISCLOSURE

Details of dividends declared for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won, except for face value and share data):

Fiscal year	Dividend type	Number of shares outstanding	Face value		Dividend ratio	Dividends

2011	Cash dividends (interim)	71,094,999	(Won)	500	200%	(Won)	71,095
	Cash dividends (year-end)	69,694,999	(Won)	500	1,680%		585,438

	Total					(Won)	656,533

2010	Cash dividends (interim)	72,344,999	(Won)	500	200%	(Won)	72,345
	Cash dividends (year-end)	71,094,999	(Won)	500	1,680%		597,198

	Total					(Won)	669,543

Dividends payout ratios for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won and %):

	For the year ended
	December 31, 2011		December 31, 2010

Dividends calculated	(Won)	656,533	(Won)	669,543

Net income attributable to the controlling interest	(Won)	1,612,889	(Won)	1,841,613

Dividends payout ratio		40.71%		36.36%

Dividends yield ratios for the years ended December 31, 2011 and December 31, 2010 are as follows (in Korean won and %):

	For the year ended
	December 31, 2011		December 31, 2010

Dividend per share	(Won)	9,400	(Won)	9,400
Stock price at the year-end		141,500		173,500

Dividends yield ratio		6.64%		5.42%

27.	SEGMENT INFORMATION

The Company’s segments are classified at the business unit level, at which the Company generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments under IFRS 8 Operating Segments are; 1) cellular services and 2) fixed-line telecommunication services. Other businesses which do not meet the quantitative thresholds are grouped and presented as Other in the following schedules.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Other includes the Company’s Internet portal services, game manufacturing and other immaterial operations.

On October 1, 2011, in accordance with the Company’s Board of Directors resolution on July 19, 2011 and the shareholder’s general meeting held on August 31, 2011, the Company spun off its platform business into a new wholly-owned subsidiary, SK Planet Co., Ltd.. SK Planet operates the Company’s platform business such as T Store, online marketplace for mobile application, 11th Street, online shopping mall. For the years ended December 31, 2011 and 2010, the new platform business segment does not meet the quantitative thresholds for separate disclosures under IFRS 8. In addition, for periods prior to October 1, 2011, the Company did not maintain separate financial information for the platform business and it is not feasible for the Company to generate such information as of December 31, 2011.

The accounting policies of the respective reportable segments discussed below are the same as the Company’s accounting policies described in FN 2. Segment information below does not include the Company’s discontinued operations information. Refer to FN 32 for details on discontinued operations.

Details of the two segments and other for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Cellular services (Note a)		Fixed-line Telecommunication services		Other (Note a)		Sub-total		Consolidation adjustments	Consolidated amount

Total sales	(Won)	14,107,174	(Won)	2,908,758	(Won)	1,015,149	(Won)	18,031,081	((Won)2,042,803)	(Won)15,988,278
Internal sales		1,005,229		746,190		291,384		2,042,803	(2,042,803)	—
External sales		13,101,945		2,162,568		723,765		15,988,278	—	15,988,278
Operating income		2,067,345		21,309		42,804		2,131,458	—	2,131,458
Net income (loss)		1,627,247		(62,761)		17,587		1,582,073	—	1,582,073
Total assets		20,970,450		3,844,042		3,503,663		28,318,155	(3,952,119)	24,366,036
Total liabilities		8,804,588		2,554,298		982,656		12,341,542	(708,215)	11,633,327

	For the year ended December 31, 2010
	Cellular services (Note a)		Fixed-line Telecommunication services		Other (Note a)		Sub-total		Consolidation adjustments	Consolidated amount

Total sales	(Won)	13,522,608	(Won)	2,653,479	(Won)	577,423	(Won)	16,753,510	((Won)1,154,348)	(Won)	15,599,162
Internal sales		602,347		426,172		125,829		1,154,348	(1,154,348)		—
External sales		12,920,261		2,227,307		451,594		15,599,162	—		15,599,162
Operating income(loss)		2,316,740		(52,105)		21,276		2,285,911	—		2,285,911
Net income(loss)		1,882,056		(132,314)		17,093		1,766,835	—		1,766,835
Total assets		20,116,200		3,658,214		1,502,572		25,276,986	(2,144,597)		23,132,389
Total liabilities		8,307,958		2,377,101		331,044		11,016,103	(291,713)		10,724,390

(Note a)	Platform business related financial information for the period October 1, 2011 (spin-off date) to December 31, 2011 is presented in Other; for the period January 1, 2011 to September 30, 2011 and the year ended December 31, 2010, the related financial information is presented in Cellular services.

No single customer contributed 10% or more to the Company’s total sales for the years ended December 31, 2011 and 2010.

Though the Company is expanding into new geographic regions, as of December 31, 2011, the Company still principally operates in its domestic market in Korea.

The Company’s revenues are generated as follows (in millions of Korean won).:

	2011	2010
Cellular revenue
Wireless Service	10,459,685	10,634,402
Interconnection	1,090,874	1,168,696
Digital Handset Sales	787,493	534,544
Other (Note b)	763,893	582,619

	13,101,945	12,920,261
Fixed-line telecommunication services revenue
Fixed-line Service	2,078,764	2,138,553
Interconnection	83,804	88,754

	2,162,568	2,227,307
Other revenue (Note a)
Commerce service (Note b)	141,787	—
Portal Service (Note c)	235,632	239,545
Other (Note d)	346,346	212,049

	723,765	451,594
Total	15,988,278	15,599,162

(Note a)	Other cellular revenue includes internet platform solutions sales and licensing for the year ended December 31, 2010 and the period January 1, 2011 to September 30, 2011.
(Note b)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street.
(Note c)	Portal service revenue includes revenues from Nate, an online portal service and Cyworld, a social network service.
(Note d)	Other includes revenue from T store, online marketplace for mobile application, and the platform businesses for the period October 1, 2011 to December 31, 2011, subsequent to spin-off.

28.	TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the years ended December 31, 2011 and 2010, and account balances as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (In millions of Korean won):

a. Transactions

	For the year ended December 31, 2011						For the year ended December 31, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	299,170	(Won)	321,437	(Won)	15,607	(Won)	270,865	(Won)	316,361	(Won)	19,500

Parent Company:
SK Holdings Co., Ltd.		—		31,029		1,068		118		33,788		1,486

Associates:
SK Marketing & Company Co., Ltd.		8,405		154,103		13,366		12,377		171,592		8,124
F&U Credit Information Co., Ltd.		—		45,433		1,609		—		44,299		2,132

SK Wyverns Baseball Club Co., Ltd.		—		19,612		17		—		18,000		67
HanaSK Card Co., Ltd.		33		284,111		168,234		—		95,044		3,562
MRO Korea Co., Ltd.		7,459		6,925		22		7,041		5,761		161
Others		7,667		30,947		1,587		7,220		17,639		206

Others:
SK innovation Co., Ltd.		—		765		4,577		—		951		8,248
SK MNS Co., Ltd.		167		16,243		505		921		16,372		605
SK Engineering & Construction Co., Ltd.		386,144		55,109		6,213		357,786		29,168		10,500
SKC Co., Ltd.		—		26		1,656		—		26		1,010
SK Telesys Co., Ltd.		265,851		44,639		61,561		336,265		46,513		12,361
SK Mobile energy Co., Ltd.		1,209		—		12		3,522		—		22
SK Networks Co., Ltd.		9,647		1,216,951		17,223		9,252		1,083,796		28,494
SK Networks Service Co., Ltd.		2,215		86,564		847		663		54,049		—
SK Pinx Co., Ltd.		9,850		2,323		10		3,317		196		—
SK Shipping Co., Ltd.		—		—		3,373		—		—		3,370
Others		4,896		51,126		14,029		1,656		10,082		433

Total	(Won)	1,002,713	(Won)	2,367,343	(Won)	311,516	(Won)	1,011,003	(Won)	1,943,637	(Won)	100,281

b. Account balances

	As of December 31, 2011
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	3,330	(Won)	—	(Won)	172,047	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		147		—		—		—

Associates:
SK Marketing & Company Co., Ltd.		9,876		—		36,901		10
F&U Credit Information Co., Ltd.		—		—		3,736		—
SK Wyverns Baseball Club Co., Ltd.		3,812		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
Daehan Kanggun BcN Co., Ltd.		8,683		14		2,358		—
HanaSK Card Co., Ltd.		20,562		—		—		—
MRO Korea Co., Ltd.		1		—		1,768		—
Others		69		—		1,539		222

Others:
SK innovation Co., Ltd.		954		91		2		—
SK MNS Co., Ltd.		644		—		4,679		—
SK Engineering & Construction Co., Ltd.		1,271		—		39,215		82
SKC Co., Ltd.		184		—		—		—
SK Telesys Co., Ltd.		132		—		65,619		—
SK Mobile energy Co., Ltd.		1		—		71		—
SK Networks Co., Ltd.		24,403		5,513		158,884		896
SK Networks Service Co., Ltd.		6		—		4,754		—
SK Shipping Co., Ltd.		365		—		—		—
Others		5,089		—		10,876		433

Total	(Won)	117,941	(Won)	5,618	(Won)	502,449	(Won)	5,228

	As of December 31, 2010
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	935	(Won)	—	(Won)	203,031	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		480		—		1,595		—

Associates:
SK Marketing & Company Co., Ltd.		12,497		—		35,068		—
F&U Credit Information Co., Ltd.		47		—		7,002		—
SK Wyverns Baseball Club Co., Ltd.		3,295		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
Daehan Kanggun BcN Co., Ltd.		30,224		—		—		—
HanaSK Card Co., Ltd.		8,478		—		19,948		—
Others		1		—		2,706		—

Others:
SK innovation Co., Ltd.		1,204		96		—		23
SK MNS Co., Ltd.		1,591		—		4,036		—
SK Engineering & Construction Co., Ltd.		2,610		—		42,880		82
SKC Co., Ltd.		109		—		6		—
SK Telesys Co., Ltd.		14,207		—		63,350		—
SK Mobile energy Co., Ltd.		2		—		645		—
SK Networks Co., Ltd.		3,203		5,513		99,284		689
MRO Korea Co., Ltd.		6		—		1,985		—
SK Networks Service Co., Ltd.		1		—		10,585		—
SK Pinx Co., Ltd.		—		—		6		—
SK Shipping Co., Ltd.		69		—		—		—
Others		850		—		3,510		258

Total	(Won)	118,221	(Won)	5,609	(Won)	495,637	(Won)	4,637

	As of January 1, 2010
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	1,070	(Won)	—	(Won)	260,732	(Won)	5

Parent Company:
SK Holdings Co., Ltd.		249		—		2		23

Associates:
SK Marketing & Company Co., Ltd.		3,542		—		31,366		248
F&U Credit Information Co., Ltd.		17		—		3,746		—
SK Wyverns Baseball Club Co., Ltd.		6,022		—		2,982		—
Wave City Development Co., Ltd.		38,412		—		—		—
Others		1,520		—		3,275		265

Others:
SK innovation Co., Ltd.		1,712		96		177		172
SK MNS Co., Ltd.		60		—		3,196		—
SK Engineering & Construction Co., Ltd.		208		—		44,420		82
SKC Co., Ltd.		67		—		6		—
SK Telesys Co., Ltd.		242		—		55,585		—
SK Mobile energy Co., Ltd.		1		—		—		—
SK Networks Co., Ltd.		5,240		330		281,346		54,461
MRO Korea Co., Ltd.		3		—		926		—
SK Networks Service Co., Ltd.		1		—		13,028		—
SK Pinx Co., Ltd.		1,310		—		—		—
SK Shipping Co., Ltd.		504		—		—		1,657
Others		7,298		5,401		10,852		6,213

Total	(Won)	67,478	(Won)	5,827	(Won)	711,639	(Won)	63,126

c. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended
	December 31, 2011						December 31, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight (8) Registered directors (including outside directors)	(Won)	9,643	(Won)	837	(Won)	10,480	(Won)	2,994	(Won)	702	(Won)	3,696

29.	COMMITMENTS AND CONTINGENCIES

Restricted deposits

a.	At December 31, 2011, the Company has guarantee deposits related to its checking accounts which are restricted for use by the banks totaling (Won)39 million. In addition, the Company restricts a portion of its deposits for various charitable contributions amounting to (Won)78,000 million.

b.	At December 31, 2011, certain short-term and long-term financial instruments totaling (Won)162,012 million are secured for payment guarantee of short-term borrowings, accounts payable and others.

Collateral assets and commitments

c.	As of December 31, 2011, SK Broadband Co., Ltd., a subsidiary, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals as follows: (Won)65,000 million to Hana Bank, (Won)78,000 million to IBK Capital and (Won)52,000 million to Kookmin Bank, respectively. The Company also provided its short-term financial instruments as collaterals as follows: (Won)60,000 million to Korea Exchange Bank, (Won)35,000 million to Hana Bank, (Won)39,000 million to Nonghyup and (Won)20,000 million to Woori Bank, respectively.

d.	SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has pledged its properties as collateral in the amount of (Won)16,900 million to Kookmin Bank as of December 31, 2011.

e.	SK Broadband Co., Ltd. has pledged its properties as collateral for leases in the amount of (Won)18,300 million as of December 31, 2011.

f.	As of December 31, 2011, SK Telink Co., Ltd., a subsidiary, pledged its machinery totaling (Won)156,100million (book value of (Won)25,800 million) as collateral for borrowings to Korea Development Bank.

g.	For year ended December 31, 2011, PS & Marketing Corporation, a subsidiary, borrowed (Won)20,000 million from Shinhan Bank and obtained a line of credit for (Won)20,000 million, for operational purposes. In relation to the borrowings and line of credit, PS & Marketing Corporation pledged (Won)52,000 million of inventory as collateral to Shinhan Bank.

h.	As of December 31, 2011, Sky Property Mgmt, Ltd., a subsidiary, pledged CNY800 million of building and land use right (long-term prepaid expenses) as collateral for its long-term borrowing amounting to CNY560 million to Korean Exchange Bank and China Merchants Bank.

i.	As of December 31, 2011, the Company has participated in “Tactical Airship” program with Joint Defense Corporation. For an advance receipt amounting to (Won)4,200 million, which Joint Defense Corporation received, the Company provides payment guarantees to the Defense Acquisition Program Administration.

Contingencies

j.	Since April 2008, customers of SK Broadband (then Hanarotelecom Incorporated), a subsidiary, have filed lawsuits against SK Broadband alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. In July 2011, the Seoul Central District Court rendered a judgment that accepted the plaintiffs’ claims in part, totaling approximately Won (Won)4,500 million compared to the plaintiff’s claims of approximately (Won)24,700 million. As of December 31, 2011, the case is pending at the appellate court after appeals by SK Broadband and the plaintiffs; the Company has accrued a provision for this case in the amount of (Won)4,500 million.

30.	DERIVATIVE INSTRUMENTS

a.	Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)4,461 million (net of tax effect totaling (Won)924 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)20,530 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,772 million (net of tax effect totaling (Won)1,162 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)81,583 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,344 million (net of tax effect totaling (Won)748 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)1,577 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)957 million (net of tax effect totaling (Won)305 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)4,355 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of December 31, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)53,284 million (excluding tax effect totaling (Won)17,012 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling (Won)3,736 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations for the year ended December 31, 2011.

In addition, on October 14, 2011, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling US$220,000, 000 issued on April 29, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)399 million (excluding tax effect totaling (Won)127 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)1,026 million) is accounted for as other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its U.S. dollar denominated bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)18,801 million (net of tax effect totaling (Won)6,003 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)1,284million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling S$65,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,147 million (net of tax effect totaling (Won)685 million and foreign exchange translation loss arising from unguaranteed Singapore dollar denominated bonds totaling (Won)154 million) is accounted for as accumulated other comprehensive income.

In addition, SK Broadband Co., Ltd., a subsidiary of the Company, has entered into a fixed-to-fixed cross currency swap contract with Korea Development Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of December 31, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)3,657 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling (Won)107,529 million) is accounted for as accumulated other comprehensive income. Meanwhile, loss on valuation of currency swap which was incurred before the application of hedge accounting, amounting to (Won)46,856 million was charged to current operations for the year ended December 31, 2011.

b.	Convertible option where no hedge accounting is applied

In addition, SK Communications Co., Ltd., a subsidiary of the Company, sold its shares of Etoos Co., Ltd. on October 19, 2009 and acquired convertible bonds on disposal of its shares. In connection with convertible option which is embedded in convertible bonds, loss on valuation of convertible option of (Won)943 million and gain on valuation of convertible option of (Won)736 million for the years ended December 31, 2011 and December 31, 2010, respectively, are charged to current operations.

As of December 31, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, Singapore dollars, Japanese yen and millions of Korean won):

					Fair value
Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated		Total

Current assets:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	1,515	(Won)	—	(Won)	1,515
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~Feb. 1, 2012		64,330		—		64,330
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		82,193		—		82,193

Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		15,145		—		15,145
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		63,246		—		23,520
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		23,520		—		2,986
Fix-to-fixed cross currency swap	Singapore dollar denominated bonds	S$	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		2,986

Convertible Option	Convertible bonds securities	(Won)	50,000	Sep. 1, 2009 ~Aug. 31, 2014		—		1,018		1,018

Total assets					(Won)	252,935	(Won)	1,018	(Won)	253,953

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012	(Won)	3,093	(Won)	—	(Won)	3,093
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Oct. 14, 2011 ~ Apr. 29, 2012		1,552		—		1,552

Total liabilities					(Won)	4,645	(Won)	—	(Won)	4,645

31.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Reversal of allowance for doubtful accounts	((Won)	2,301)	((Won)	805)
Gain on disposal of property, equipment and intangible assets		(6,275)		(11,340)
Interest income		(168,148)		(237,392)
Dividend income		(26,433)		(28,680)
Gain on foreign currency translation		(1,984)		(16,950)
Gain on valuation of short-term securities		(2,617)		—
Gain on disposal of long term investment securities		(164,454)		(174,801)
Reversal of impairment loss on long term investment securities		—		(39)
Gain on valuation of derivatives		(3,785)		(1,241)
Gain on transaction of derivatives		—		(7,951)
Gain on valuation of financial liabilities at FVTPL		(63,769)		—
Equity in earnings of investments in affiliates		(39,131)		(41,828)
Other income		(1,733)		(5,164)
Provision for retirement benefits		68,814		86,672
Depreciation and amortization		2,482,703		2,302,264
Bad debt expenses		83,748		77,780
Loss on disposal of property, equipment and intangible assets		21,136		70,025
Loss on disposal of long term investment securities		434		11,329
Loss on impairment of intangible assets		2,580		7,550
Other bad debt expenses		12,847		12,293
Interest expenses		297,172		379,289
Loss on foreign currency translation		6,409		1,788
Loss on disposal of short-term investment securities		—		1,866
Loss on disposal of long term investment securities		447		2,368
Loss on impairment of long term investment securities		12,846		3,404
Loss on valuation of derivatives		943		19,198
Loss on transaction of derivatives		15,577		—
Loss on valuation of financial liabilities at FVTPL		—		19,233
Equity in losses of investments in affiliates		86,280		45,242
Income tax expense		599,093		544,530
Other expenses		15,283		30,880

	(Won)	3,225,682	(Won)	3,089,520

Changes in assets and liabilities from operating activities for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Accounts receivable – trade	(Won)	61,728	((Won)	6,636)
Accounts receivable – other		1,617,947		(115,643)
Accrued income		12,570		(14,976)
Advance payments		30,734		(66,474)
Prepaid expenses		64,165		18,695
Inventories		(132,223)		(98,275)
Other current assets		(12,270)		(7,416)
Long-term accounts receivables - other		521,691		234,563
Accounts payable – trade		4,528		19,433
Accounts payable – other		66,048		138,965
Advanced receipts		(4,721)		20,549
Withholdings		97,380		133,924
Accrued expenses		(24,961)		67,678
Unearned revenue		(55,799)		(63,179)
Retirement benefit payment		(77,754)		(62,689)
Plan assets		(6,618)		(14,372)
Other non-current		4,697		(6,874)
Others		13,081		100,079

	(Won)	2,180,223	(Won)	277,352

Significant non-cash transactions for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Transfer of construction in progress to property and equipment	(Won)	1,859,694	(Won)	1,544,699
Transfer of inventories to tangible assets account		60,212		67,694
Accounts payable -other of tangible assets and others		876,795		—
Write-off of accounts receivable-trade and others		121,805		97,979
Transfer of bonds payable to current portion of long-term debt account		1,579,779		931,670
Transfer of long-term borrowings to current portion of long-term debt account		113,543		911,958

32.	DISCONTINUED OPERATION

The Company’s income (loss) of discontinued operation, which include financial information related to SK i-media which was sold during the year ended December 31, 2011 and SK-KTB Music Investment Fund which was liquidated during the year ended December 31, 2010, are as follows (In millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Operating loss generated by discontinued operation	((Won)	2,945)	((Won)	7,944)
Financial income (loss) generated by discontinued operation		(145)		308
Gain on disposal of discontinued operation		1,398		910

Loss generated by discontinued operation	((Won)	1,692)	((Won)	6,276)

Attributable to:
Controlling interests	((Won)	1,097)	((Won)	3,900)
Non-controlling interests	((Won)	595)	((Won)	2,826)

	((Won)	1,692)	((Won)	6,726)

Net cash flows related to discontinued operation for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010

Cash flows from operating activities	((Won)	1,864)	((Won)	1,266)
Cash flows from investing activities		207		(2,226)
Cash flows from financing activities		1,600		1,400

Net cash flows	((Won)	57)	((Won)	2,092)

2011 Sale of SK i-media

The Company disposed of its common shares in SK i-media Co., Ltd., a game software production business, during the year ended December 31, 2011, and general information on the discontinued operation is as follows:

Description
Main business	On-line & Mobile game software production and provision
Date of initial public announcement	September 30, 2011
Date of sale	October 20, 2011
Method of disposal	Disposal of common stock
Purchasing company	LK Media tech Inc.

2010 Liquidation of SK-KTB Music Investment Fund

The Company liquidated SK-KTB Music Investment Fund in October 2010, SK-KTB Music Investment Fund’s operation in the consolidated income statement is treated as a discontinued operation, and accordingly is presented as a single item between income tax expenses for continuing operation and net income.

33.	SUBSEQUENT EVENTS

a.	Resolution of acquisition of common stock in Hynix Semiconductor Inc.

On November 11, 2011, in accordance with the resolution of the Board of Directors, the Company decided to acquire 146,100,000 shares of common stock in Hynix Semiconductor Inc. for approximately (Won)3,426,657 million. The acquisition was completed on February 14, 2012. The Company acquired the investee’s common stock by cash settlement; the Company purchased old and new stocks issued by Hynix. As a result of the acquisition, the Company’s ownership of Hynix Semiconductor Inc. is 21.05%.

b.	Borrowing of bank loans

On November 10, 2011, in accordance with the resolution of the Board of Directors, the Company decided to borrow (Won)2,500,000 million (classified as short term borrowing of (Won)500,000 million and long term borrowing of (Won)2,000,000 million) of a syndicated loan from Kookmin Bank and Woori Bank. On February 14, 2012, the Company executed the loan to pay for the acquisition of the equity interest of Hynix Semiconductor. The maturity of the short-term borrowing is one year and long-term borrowing is three years from the execution date.

c.	Disposal of available-for-sale financial assets

On January 13, 2012, in accordance with the resolution of the Board of Directors, SK Communications Co., Ltd, a subsidiary of the Company, decided to dispose its (Won)20,000 million of convertible securities issued by Etoos Co., Ltd. to Shinhan the 2nd Private Investment Company for (Won)19,000 million. The transaction was completed on February 2, 2012.

d.	Fair Trade Commission (“FTC”) Proceedings (Unaudited)

In March 2012, the FTC fined the Company (Won) 20,300 million for allegedly colluding with KT, LG U+, Samsung Electronics, LG Electronics and Pantech to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company is currently planning to file an appeal.

34.	RISK MANAGEMENT

Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a. Market risk

a-(1) Currency risk

The Company is exposed to currency risk of its revenue and expenditure that are denominated in a currency other than the functional currency of the Company. The Company primarily transacts in USD, JPY and EUR, besides its functional currency of KRW. The Company has hedging policies based on its business characteristics and its current financial instruments (which hedge its currency risks). In addition, the Company analyzes, manages and reports currency risk periodically through its foreign currency denominated receivables and payables management system.

The book value of the Company’s monetary assets and liabilities denominated in foreign currencies as of December 31, 2011, is as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent

US$	91,388	(Won)	105,440	1,876,911	(Won)	2,164,641
EUR	8		12	6,761		10,101
JPY	166,072		2,466	20,616,595		306,189
CNY	—		—	560,002		97,010
SGD	—		—	64,423		57,107
Others	3,938		380	546		167

		(Won)	108,298		(Won)	2,635,215

In addition, the Company has entered into a cross currency swaps to hedge against currency risk related to foreign currency borrowings and bonds payable. (Refer to Note 30)

Effects of a 10% change in foreign currency to the Company’s functional currency on income before income tax for the year ended f December 31, 2011 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency

US$	((Won)	37,556)	(Won)	37,556
EUR		(1,009)		1,009
JPY		58		(58)
CNY		(9,701)		9,701
Others		21		(21)

a-(2) Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes. Refer to Note 7 for details on the carrying value of these investments. As of December 31, 2011, marketable equity securities are (Won)1,288,348 million.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of December 31, 2011, borrowings and bonds payables with floating interest rate amounted to (Won)1,146,775 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables (Refer to Note 31).

For the year ended December 31, 2011, assuming an interest rate change of 1% and considering all other variables as fixed, income before income tax would change upward or downward by (Won)1,320 million due to the interest expenses of borrowings and bonds payables with floating interest rate.

b.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the same as the book value of financial assets as of December 31, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 23.

c.	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and liquidity through the utilization of its various committed credit lines, while operating an effective business.

The contractual maturity of financial liabilities of the Company as of December 31, 2011 is as follows (In millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total

Borrowings (Note a)	(Won)	711,222	(Won)	257,960	(Won)	65,893	(Won)	1,035,075
Bonds payable (Note b)		1,532,720		2,605,943		661,320		4,799,983
Derivatives liabilities		4,645		—		—		4,645
Trade payables		195,391		—		—		195,391
Other payables (Note c)		2,393,624		1,000,762		4,985		3,399,371

Total	(Won)	4,837,602	(Won)	3,864,665	(Won)	732,198	(Won)	9,434,465

(Note a)	Includes both principal and debt payments
(Note b)	Exclusive of bond discount.
(Note c)	Includes undiscounted long-term payables and long-term security deposits the Company received.

Capital Management

The Company manages its equity to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company’s overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity balances are extracted from the consolidated financial statements.

The Company’s debt-equity ratio as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (In millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Total liabilities	(Won)	11,633,327	(Won)	10,724,390	(Won)	11,488,679
Equity		12,732,709		12,407,999		11,848,045

Debt-equity ratio		91.37%		86.43%		96.97%

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010 AND

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

AND INDEPENDENT AUDITORS’ REPORT

Audit—Tax—Consulting —Financial Advisory—

Deloitte Anjin LLC
12Fl., One IFC
23-5 Yoido-dong,
Youngdeungpo-gu, Seoul
150-876, Korea

Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd.

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”). The separate financial statements consist of the separate statements of financial position as of December 31, 2011 and 2010 and January 1, 2010, respectively, and the related separate statements of income, comprehensive income, changes in shareholders’ equity and separate statements of cash flows, all expressed in Korean won, for the years ended December 31, 2011 and 2010, respectively. The Company’s management is responsible for the preparation and fair presentation of the separate financial statements and our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and January 1, 2010, respectively, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Our audits also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 13, 2012

Notice to Readers

This report is effective as of March 13, 2012, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

		Korean won						Translation into U.S. dollars (Note 2)
ASSET		December 31, 2011		December 31, 2010		January 1, 2010		December 31, 2011	December 31, 2010	January 1, 2010
	Notes	(In millions)						(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	4,29	(Won)	895,558	(Won)	357,470	(Won)	422,125	$773,032	$308,563	$364,372
Short-term financial instruments	4,27		627,500		299,500		308,757	541,649	258,524	266,514
Short-term investment securities	4,6		90,573		393,811		370,182	78,181	339,932	319,536
Accounts receivable - trade, net	4,5,26		1,282,234		1,453,061		1,379,547	1,106,805	1,254,261	1,190,804
Short-term loans, net	4,5,26		88,236		80,731		66,467	76,164	69,686	57,373
Accounts receivable - other, net	4,5,26		774,221		2,499,969		2,400,176	668,296	2,157,936	2,071,796
Prepaid expenses			79,668		156,153		141,042	68,768	134,789	121,745
Inventories			8,407		9,019		22,656	7,257	7,785	19,556
Derivative assets	4,28		83,708		—		—	72,256	—	—
Advanced payments and other	4,5,6		17,972		67,262		26,737	15,513	58,059	23,081

Total current assets			3,948,077		5,316,976		5,137,689	3,407,921	4,589,535	4,434,777

NON-CURRENT ASSETS:
Long-term financial instruments	4,27		7,569		69		6,519	6,533	60	5,627
Long-term investment securities	4,6		1,312,438		1,517,029		2,329,282	1,132,877	1,309,477	2,010,602
Investments in subsidiaries and associates	7		4,647,506		3,584,395		2,680,872	4,011,658	3,093,997	2,314,089
Property and equipment	8,26		6,260,169		5,469,747		5,223,147	5,403,685	4,721,404	4,508,543
Investment property	9		30,699		34,799		42,608	26,499	30,038	36,779
Goodwill	10		1,306,236		1,308,422		1,308,422	1,127,524	1,129,410	1,129,410
Intangible assets	11		2,364,795		1,424,969		1,447,291	2,041,256	1,230,012	1,249,280
Long-term loans, net	4,5,26		75,282		64,098		55,209	64,982	55,328	47,656
Long-term accounts receivable - other, net	4,5		5,393		527,084		761,647	4,655	454,971	657,442
Long-term prepaid expenses			20,939		1,031		31,408	18,074	890	27,111
Guarantee deposits	4,5,26		155,389		154,360		161,359	134,129	133,241	139,283
Long-term derivative assets	4,28		104,897		139,577		223,173	90,546	120,481	192,640
Deferred income tax assets			280,380		183,481		145,599	242,020	158,378	125,679
Other non-current assets			758		1,089		1,204	655	940	1,038

Total non-current assets			16,572,450		14,410,150		14,417,740	14,305,093	12,438,627	12,445,179

TOTAL ASSETS		(Won)	20,520,527	(Won)	19,727,126	(Won)	19,555,429	$17,713,014	$17,028,162	$16,879,956

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

		Korean won						Translation into U.S. dollars (Note2)
LIABILITIES AND STOCKHOLDERS’ EQUITY		December 31, 2011		December 31, 2010		January 1, 2010		December 31, 2011	December 31, 2010	January 1, 2010
	Notes	(In millions)						(In thousands)
CURRENT LIABILITIES:
Accounts payable - other	4,26	(Won)	1,361,473	(Won)	1,287,035	(Won)	1,143,289	$1,175,203	$1,110,950	$986,870
Withholdings			330,674		348,093		250,656	285,433	300,469	216,363
Accrued expenses	4		468,313		451,837		233,865	404,241	390,019	201,869
Income tax payable			277,836		243,263		381,940	239,824	209,981	329,685
Unearned revenue			282,891		308,856		338,766	244,187	266,600	292,418
Derivative liabilities	4,28		4,645		15,393		36,318	4,009	13,287	31,349
Provisions	14		656,597		652,830		516,096	566,765	563,513	445,486
Current portion of long-term debt, net	4,12,13		1,044,519		1,208,555		832,773	901,613	1,043,207	718,837
Advanced receipts and other			40,058		45,151		33,179	34,578	38,973	28,640

Total current liabilities			4,467,006		4,561,013		3,766,882	3,855,853	3,936,999	3,251,517

NON-CURRENT LIABILITIES:
Bonds payable, net	4,12		2,590,630		2,933,813		3,522,117	2,236,193	2,532,424	3,040,239
Long-term borrowings	4,12		115,330		113,890		816,760	99,551	98,308	705,015
Long-term payables - other	4,13		840,974		50,643		164,163	725,916	43,714	141,703
Long-term unearned revenue			212,172		241,892		274,876	183,144	208,798	237,269
Retirement benefit obligation	15		26,740		21,382		20,612	23,082	18,457	17,792
Long-term derivative liabilities	4,28		—		14,761		34,495	—	12,741	29,776
Long-term provisions	14		134,264		107,218		117,087	115,895	92,549	101,067
Long-term advanced receipts and other	4,26		167,109		101,556		52,986	144,246	87,661	45,737

Total non-current liabilities			4,087,219		3,585,155		5,003,096	3,528,027	3,094,652	4,318,598

Total Liabilities			8,554,225		8,146,168		8,769,978	7,383,880	7,031,651	7,570,115

SHAREHOLDERS’ EQUITY:
Share capital	1,16		44,639		44,639		44,639	38,532	38,532	38,532
Share premium	16,17		(236,016)		(24,643)		181,773	(203,726)	(21,271)	156,904
Retained earnings	18,19		11,837,185		10,824,356		9,560,310	10,217,682	9,343,423	8,252,318
Reserves	20		320,494		736,606		998,729	276,646	635,827	862,087

Total Shareholders’ Equity			11,966,302		11,580,958		10,785,451	10,329,134	9,996,511	9,309,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		(Won)	20,520,527	(Won)	19,727,126	(Won)	19,555,429	$17,713,014	$17,028,162	$16,879,956

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions except for per share data)				(In thousands except for per share data)

OPERATING REVENUE :
Revenue	26	(Won)	12,551,256	(Won)	12,514,521	$10,834,058	$10,802,349
Other	21		23,873		35,976	20,607	31,054

Sub-total			12,575,129		12,550,497	10,854,665	10,833,403

OPERATING EXPENSES :	26
Labor cost	15		528,073		565,583	455,825	488,203
Commissions expense			5,226,570		4,966,280	4,511,498	4,286,819
Depreciation and amortization	8,9,11		1,658,808		1,505,498	1,431,858	1,299,524
Network interconnection			967,046		1,030,380	834,740	889,409
Leased line			415,585		365,951	358,727	315,883
Advertising			241,252		258,737	208,245	223,338
Rent			315,281		302,552	272,146	261,158
Cost of goods sold			194,507		108,870	167,896	93,975
Other	21		941,359		1,091,618	812,567	942,269

Sub-total			10,488,481		10,195,469	9,053,502	8,800,578

OPERATING INCOME			2,086,648		2,355,028	1,801,163	2,032,825

Financial income	22		415,912		452,894	359,009	390,931
Financial costs	22		(223,656)		(311,166)	(193,057)	(268,594)
Gain on disposal of investments in associates	7		1,990		12,169	1,718	10,504
Loss on disposal of investments in associates	7		(6,473)		(5,288)	(5,587)	(4,565)

INCOME BEFORE INCOME TAX			2,274,421		2,503,637	1,963,246	2,161,101

INCOME TAX EXPENSE	23		580,058		556,629	500,697	480,474

NET INCOME		(Won)	1,694,363	(Won)	1,947,008	$1,462,549	$1,680,627

NET INCOME PER SHARE
(In Korean won and U.S. dollars)	24	(Won)	24,002	(Won)	27,063	$20.72	$23.36

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars)	24	(Won)	23,343	(Won)	26,366	$20.15	$22.76

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)

NET INCOME		(Won)	1,694,363	(Won)	1,947,008	$1,462,549	$1,680,627

OTHER COMPREHENSIVE INCOME :
Net change in fair value of available-for-sale financial assets	20		(450,459)		(200,070)	(388,829)	(172,697)
Gain (loss) on valuation of derivatives	20		34,347		(62,053)	29,648	(53,563)
Actuarial loss on retirement benefit obligations	15		(13,241)		(2,919)	(11,429)	(2,519)

Sub-total			(429,353)		(265,042)	(370,610)	(228,779)

TOTAL COMPREHENSIVE INCOME		(Won)	1,265,010	(Won)	1,681,966	$1,091,939	$1,451,848

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

				Share premium
		Share stock		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves		Total
	Notes
(In millions of Korean won)

Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	726,156)	(Won)	9,560,310	(Won)	998,729	(Won)	10,785,451
Cash dividends	25		—		—		—		—		—		(680,043)		—		(680,043)
Treasury stock	17		—		—		(210,356)		—		—		—		—		(210,356)
Total other comprehensive income (loss)			—		—		—		—		—		1,944,089		(262,123)		1,681,966
Net income			—		—		—		—		—		1,947,008		—		1,947,008
Other comprehensive loss	20		—		—		—		—		—		(2,919)		(262,123)		(265,042)
Others			—		—		—		—		3,940		—		—		3,940

Balance, December 31, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	722,216)	(Won)	10,824,356	(Won)	736,606	(Won)	11,580,958

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887		((Won)2,202,439)		((Won)15,875)		((Won)722,216)	(Won)	10,824,356	(Won)	736,606	(Won)	11,580,958
Cash dividends	25		—		—		—		—		—		(668,293)		—		(668,293)
Treasury stock	17		—		—		(208,012)		—		—		—		—		(208,012)
Total other comprehensive income (loss)			—		—		—		—		—		1,681,122		(416,112)		1,265,010
Net income			—		—		—		—		—		1,694,363		—		1,694,363
Other comprehensive loss	20		—		—		—		—		—		(13,241)		(416,112)		(429,353)
Others			—		—		—		(2,980)		(381)		—		—		(3,361)

Balance, December 31, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,410,451)	((Won)	18,855)	((Won)	722,597)	(Won)	11,837,185	(Won)	320,494	(Won)	11,966,302

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

			Share premium
		Share stock	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Total
(In thousands of U.S dollars)
Balance, January 1, 2010		$38,532	$2,516,950	($1,719,536)	($13,703)	($626,807)	$8,252,318	$862,087	$9,309,841
Cash dividends	25	—	—	—	—	—	(587,003)	—	(587,003)
Treasury stock	17	—	—	(181,576)	—	—	—	—	(181,576)
Total other comprehensive income (loss)		—	—	—	—	—	1,678,108	(226,260)	1,451,848
Net income		—	—	—	—	—	1,680,627	—	1,680,627
Other comprehensive loss	20	—	—	—	—	—	(2,519)	(226,260)	(228,779)
Others		—	—	—	—	3,401	—	—	3,401

Balance, December 31, 2010		$38,532	$2,516,950	($1,901,112)	($13,703)	($623,406)	$9,343,423	$635,827	$9,996,511

Balance, January 1, 2011		$38,532	$2,516,950	($1,901,112)	($13,703)	($623,406)	$9,343,423	$635,827	$9,996,511
Cash dividends	25	—	—	—	—	—	(576,861)	—	(576,861)
Treasury stock	17	—	—	(179,553)	—	—	—	—	(179,553)
Total other comprehensive income (loss)		—	—	—	—	—	1,451,120	(359,181)	1,091,939
Net income		—	—	—	—	—	1,462,549	—	1,462,549
Other comprehensive loss	20	—	—	—	—	—	(11,429)	(359,181)	(370,610)
Others		—	—	—	(2,574)	(328)	—	—	(2,902)

Balance, December 31, 2011		$38,532	$2,516,950	($2,080,665)	($16,277)	($623,734)	$10,217,682	$276,646	$10,329,134

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities:
Net income		(Won)	1,694,363	(Won)	1,947,008	$1,462,549	$1,680,627
Adjustments for income and expenses	29		2,297,668		2,215,787	1,983,314	1,912,634
Changes in assets and liabilities related to operating activities	29		2,592,289		581,625	2,237,625	502,051

Sub-total			6,584,320		4,744,420	5,683,488	4,095,312

Interest received			131,789		190,753	113,758	164,655
Dividends received			40,767		38,981	35,189	33,648
Interest paid			(182,831)		(246,916)	(157,817)	(213,134)
Income tax paid			(539,988)		(656,080)	(466,110)	(566,319)

Net cash provided by operating activities			6,034,057		4,071,158	5,208,508	3,514,162

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—		15,757	—	13,601
Decrease in short-term investment securities			125,000		168,260	107,898	145,241
Decrease in short-term loans			185,845		210,035	160,419	181,299
Proceeds from sales of long-term investment securities			215,085		608,258	185,658	525,039
Proceeds from disposal of investments in subsidiaries and associates			42,955		75,204	37,078	64,915
Proceeds from disposal of property and equipment			6,457		17,586	5,574	15,180
Proceeds from disposal of intangible assets			3,232		5,308	2,790	4,582
Collection of long-term loans			32,353		14,752	27,927	12,734
Cash inflows from transaction of derivatives			—		1,254	—	1,082
Decrease in other non-current assets			332		115	288	99

Sub-total			611,259		1,116,529	527,632	963,772

Cash outflows for investing activities:
Increase in short-term financial instruments, net			328,000		—	283,125	—
Increase in short-term loans			226,164		213,874	195,221	184,613
Increase in long-term financial instruments			7,509		50	6,482	43
Acquisition of long-term investment securities			242,288		58,762	209,139	50,722
Acquisition of investments in subsidiaries and associates			257,336		987,391	222,129	852,301
Acquisition of property and equipment			2,552,804		1,865,298	2,203,543	1,610,098
Increase in intangible assets			515,813		55,970	445,242	48,312
Increase in long-term loans			10,769		30,224	9,296	26,089
Cash outflows from transaction of derivatives			4,006		35,260	3,458	30,436

Sub-total			4,144,689		3,246,829	3,577,635	2,802,614

Net cash used in investing activities			(3,533,430)		(2,130,300)	(3,050,003)	(1,838,842)

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds payable			641,700		—	553,906	—

Sub-total			641,700		—	553,906	—

Cash outflows for financing activities:
Repayment of current portion of long-term debt			170,000		310,000	146,741	267,587
Acquisition of treasury stock			208,012		210,356	179,553	181,576
Repayment of long-term borrowings			500,000		200,000	431,593	172,637
Repayment of bonds payable			532,160		605,140	459,353	522,348
Cash dividends			668,293		680,016	576,861	586,980
Cash outflows from transaction of derivatives			25,783		—	22,256	—

Sub-total			2,104,248		2,005,512	1,816,357	1,731,128

Net cash used in financing activities			(1,462,548)		(2,005,512)	(1,262,451)	(1,731,128)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			1,038,079		(64,654)	896,054	(55,808)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR			357,470		422,125	308,563	364,372

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH HELD IN FOREIGN CURRENCY			—		(1)	—	(1)

DECREASE IN CASH AND CASH EQUIVALENTS DUE TO SPIN-OFF			(499,991)		—	(431,585)	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		(Won)	895,558	(Won)	357,470	$773,032	$308,563

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)

SK Holdings, Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	42,939,460	53.17
Treasury stock	11,050,712	13.69

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares separate financial statements in conformity with Korean statutory requirements and Korean International Financial Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying separate financial statements.

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The accompanying separate financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,158.50 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 30, 2011.

The separate financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or at fair values. Major accounting policies used for the preparation of the separate financial statements are stated below and these accounting policies have been applied consistently to the financial statements for the current period and comparative periods. Historical cost is generally based on the fair value of the consideration paid in exchange for assets.

Major accounting policies used for the preparation of the separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The separate financial statements were approved by the board of directors on February 9, 2012.

Recent Accounting Standards

Currently, enactments and amendments of the IFRSs are in progress, and the financial information presented in the financial statements may change accordingly in the future. The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board’s (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2015. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles. Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The Company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate significant impacts as a result of these amendments.

a.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in net income as incurred.

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net fair value of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held interest in the acquiree (if any); the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in net income. Any changes in value of equity interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income as if that interest were disposed of.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

b.	Foreign Currency Exchange

The financial statements are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the separate financial statements, the results and financial position of Company are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the separate financial statements.

In preparing the financial statements, transactions in currencies other than the Company functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies).

c.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

d.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”) investments, available-for-sale (“AFS”) financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

4)	Classification of financial assets

1-5)	Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in net income. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in net income.

1-6)	HTM investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as HTM investments. HTM investments are measured at amortized cost using the effective interest method less any impairment, with revenue amortized on an effective yield basis.

1-7)	AFS financial assets

Non-derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at AFS financial assets. AFS financial assets are initially recognized and measured at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in net income. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to net income. Dividends on AFS financial assets are recognized in net income when the Company’s right to receive the dividends is established.

1-8)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

5)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

For listed and unlisted equity financial assets classified as AFS financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative unrealized gains or losses previously recognized in other comprehensive income are reclassified to net income in the period. In respect of AFS equity securities, impairment losses previously recognized in net income are not reversed through net income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in subsequent periods, if the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income, the impairment loss shall be reversed, with the amount of the reversal recognized in net income.

For financial assets carried at amortized cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through net income to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For financial assets carried at cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current rate of return for a similar financial asset. Once an impairment loss has been recognized on a financial asset recognized at cost, it is not permitted to recognize a reversal.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in net income.

6)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset are expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

e.	Financial Liabilities and equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

3)	Classification of financial liabilities and equity instruments

1-4)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in net income related to the acquisition, sale, issue or cancellation of treasury shares.

1-5)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, which is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in net income. The net gain or loss recognized in net income incorporates any interest paid on the financial liability.

1-6)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

4)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or the liabilities are expired. An exchange between an existing borrower and lender of financial liabilities with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in net income.

f.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

g.	Investments in Subsidiaries and Associates

In accordance with K-IFRS 1027, the accompanying financial statements are separate financial statements, which are presented by an investor with control of a subsidiary or significant influence over associates, in which the investments are measured based on its direct cost, not using the equity method. The Company accounts for the investments in subsidiaries and associates at cost in accordance with K-IFRS 1027. Dividends from subsidiaries and associates are recognized in profit when the right to receive the dividend is established.

h.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Office equipment, tools and misc	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in profit or loss when the item is derecognized.

For Company’s policy on impairment on Property & Equipment and Intangible Assets other than Goodwill refer to Note 2.l below.

i.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 30 years using the straight-line method.

The Company reviews the depreciation method, the estimated useful lives and residual value of investment property at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for changes in an accounting estimate.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in net income in the period in which the property is derecognized.

j.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

Goodwill is not subject to amortization but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

k.	Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization is recognized on a straight-line basis over the estimated useful lives of the related intangible assets as follows:

Assets	Useful lives (years)
Frequency use rights	6 ~ 13
Land use right	5
Industrial right	5 ~ 10
Software development costs	5
Other	5 ~ 20

The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. In the case of amortizable intangible assets, the Company reviews impairment at such time when events occur that indicate the carrying amount may not be recoverable.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. The gains or losses arising from derecognition of an intangible asset, measured at the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in net income when the asset is derecognized.

For Company’s policy on impairment on Property & Equipment and Intangible Assets other than Goodwill refer to Note 2.l below.

l.	Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its plant and property and its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

m.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants for acquiring or constructing non-current assets are recognized as a deduction (net of) the related assets’ book value in the statement of financial position, and is recognized into profit or loss by offsetting depreciation expense over the useful lives of the related assets on a systematic basis. Other government grants, revenue type, are recognized in profit or loss over the periods in which the Company recognizes the expense which the grants are intended to reimburse.

Government grants related to specific expenditure reimbursement, losses already incurred by the Company, or immediate financial support with no future expenditure requirements, are recognized in other operating revenue in the period in which they become receivable by the Company.

n.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

o.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

p.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in income or expense immediately, unless the derivative is designated and is effective as a hedging instrument. The Company enters into cash flow and fair value hedges.

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

Cash flow Hedge Accounting

For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Fair value Hedge Accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognised in the line of the statement of income relating to the hedged item.

q.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes actuarial gains and losses arising from defined benefit plans as other comprehensive income in retained earnings, actuarial gains and losses are not reclassified to income or loss thereafter.

r.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. The discount rate used is the pre-tax interest rate reflecting the inherent risk of liabilities and the market’s valuation on the present value of money. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in income or expense.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

s.	Revenue Recognition

Revenue is recognized to the extent the Company has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Revenue is measured at the fair value of the consideration received, exclusive of taxes and discounts.

The Company principally obtains revenue from providing the wireless telecommunication services which include activation charge, basic charges, voice charge, data charge, interconnection charges and data-roaming services, and fixed line telephone service.

Revenue for basic charges, voice charge, data charge, interconnection charges and data-roaming services by contract customers is recognized as services are performed. Unbilled revenue resulting from services already provided is accrued for at the end of each period, while unearned revenue related to services to be provided for in future periods are deferred and recognized when are rendered. Revenues related to activation of service is deferred and recognized over the average customer retention period, while the related activation costs are expensed as incurred.

For its marketing purposes, the Company grants Rainbow Points to its subscribers based on their usage of services. Points are provided based on the historical usage experience and the Company’s marketing policy. These points are recorded as a deduction of revenue and deferred until the customer uses the points or the points expire. Points expire on their fifth anniversary. For the Company’s Point Box Points, refer to FN 14.

t.	Segment Information

The Company reports management its decision of resource allocation and performance evaluation of segment unit as a single reporting unit.

u.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

4)	Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income as reported in the statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

5)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

6)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

v.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made.

Where customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and the Company estimates a provision for handset subsidies estimated to be paid, which is recognized as to commission paid at the time telecommunication service contracts are made.

w.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

10)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in net income or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require management’s judgments on the expected future cash flows and discount rates. Refer to FN 4.

11)	Allowance for doubtful accounts of trade/other receivables and loans

The Company estimates allowance for uncollectible receivables for the period involving judgment and estimations based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Refer to FN 5.

12)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. Refer to FN 10.

13)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from a business combination, it is required to estimate the fair value of the assets at the acquisition date and to estimate the useful lives of such assets for depreciation and amortization.

14)	Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized in the income statement.

15)	Estimation of useful life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the separate income statement. The useful lives and residual values of the Company’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Furthermore, network infrastructure is only depreciated over a period that extends beyond the expiry of the associated license under which the operator provides telecommunications services if there is a reasonable expectation of renewal or an alternative future use for the asset. Historically changes in useful lives and residual values have not resulted in material changes to the Company’s depreciation charge.

16)	Provisions

Determining whether the Company will be required to settle the obligation incurred as a result of past events, and estimating the reliable value of obligation requires management’s judgment. Refer to FN 14.

17)	Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Refer to FN 15.

18)	Deferred tax

Recognition and measurement of deferred tax assets and liabilities requires significant management judgment. Especially, when determining if deferred tax assets will be realizable or not in the future, involves significant management assumptions and judgment on the Company’s future performance. Refer to FN 23.

3.	TRANSITION TO K-IFRS

The Company’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition, for K-IFRSs effective as of December 31, 2011. The separate statements of financial position as of December 31, 2010 and the separate statements of comprehensive income for the year ended December 31, 2010, which are comparatively presented, were previously prepared in accordance with previous GAAP(“Korean GAAP”) but were restated in accordance with K-IFRS 1101, First-time adoption of International Financial Reporting Standard.

For the opening K-IFRS statement of financial position, the Company has applied the following exemptions from the requirements of K-IFRS and exceptions to the retrospective application of some aspects of K-IFRS as permitted by K-IFRS 1101, First-time adoption of International Financial Reporting Standard.

a. Exemptions from K-IFRS

Business combinations

The Company has elected not to apply K-IFRS 1103, Business Combinations retrospectively to past business combinations that occurred before January 1 2010, the date of transition to K-IFRS. The Company has recorded the value of goodwill at transition date of K-IFRS at its carrying value of K GAAP after any impairment on goodwill. No intangible asset was identified that might have been embedded in the goodwill.

Fair value or revaluation as deemed cost

The Company has elected to measure its lands and buildings at their fair value at the date of transition to K-IFRS and use that fair value as their deemed cost at that date.

Effect of revaluation in certain land, property, plant and equipment as of January 1, 2010 are as follows

(in millions of Korean won)

Korean GAAP		Revaluation increase		K-IFRS
(Won)	5,153,914	(Won)	69,233	(Won)	5,223,147

Leases

The Company has elected to apply the transitional provisions in K-IFRS 2104, Determining Whether an Arrangement Contains a Lease; thereby determining whether the Company has any arrangements that exist at the date of transition to K-IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010. No such arrangements were identified.

Borrowing costs

The Company has elected to apply the transitional provisions of K-IFRS 1023, Borrowing Costs, prospectively from the date of transition.

b. Significant differences between IFRS and K-GAAP in accounting policies

Korean GAAP	IFRS

(1) Employ benefits and retirement benefit obligation

Allowances for retirement benefits accrued equal to the amounts to be paid at the end of reporting period, assuming that all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed. The Company recognized allowances for long-term employee benefit at the point when the payment obligation is fixed.	The Company has defined benefit plans and the amounts of defined benefit obligation are measured based on actuarial assumptions. The Company recognizes the expected cost of long-term employee benefit when the employees render service that increases their entitlement to future long-term employee benefit.

(2) Property and Equipment

Under K-GAAP, the Company uses the cost model in the measurement after initial recognition.

The depreciation method is required to be applied consistently at each period and cannot be changed unless there are justified reasons. For a newly acquired asset, the same depreciation methods applied to the existing, similar assets are applied consistently.

The Company revalued its property and equipment as at 1 January 2010 and used their fair values as deemed cost in the opening K-IFRS statement of financial position.

For the measurement after initial recognition, K-IFRS 1016, Property, Plant and Equipment allows for an entity to choose either the cost model or the revaluation model by the class of property and equipment and the Company has chosen the cost model.

The residual value, the useful life and the depreciation method of property and equipment are required to be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes should be accounted for as a change in an accounting estimate in accordance with K-IFRS 1008, Accounting Policies, Changes in Accounting Estimates and Errors.

The Company changed its depreciation method of equipment from a declining balance method to a straight-line method in connection with the adoption of K-IFRS.

(3) Goodwill

Under Korean GAAP, the Company amortized Goodwill acquired as a result of business combination on a straight line method basis over 5~20 years.	Under K-IFRS, goodwill is not amortized. Impairment test was performed at the reporting date.

Korean GAAP	IFRS

(4) Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to a financial institution and it was determined that the control over such asset had been transferred; the Company derecognized the financial asset.	Under K-IFRS, if the Company substantially retains all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

(5) Deferral of non-refundable activation fees
Under Korean GAAP, the Company recognized non-refundable activation revenue when the activation service was performed.	Under K-IFRS, the Company defers such revenue and recognizes it over the expected term of the customer relationship.

(6) Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse.

Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, differences between the carrying value and the tax base of the investments in subsidiaries, associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities.	Under K-IFRS, the temporary differences associated with investments in subsidiaries, and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

(7) Other reclassifications

1) Membership

Under Korean GAAP, facility-use memberships were classified as other non-current assets	Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life.

2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment.	Under K-IFRS, the properties owned to earn rentals or for capital appreciation or both is classified and accounted for as investment property in accordance with IAS 40, Investment Property.

(8) Effects on equity method investments	The aggregate effects of K-IFRS transition related to the Company’s equity method investments in associates.

In connection with the opening IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of IFRS are as follows:

c. Reconciliations to IFRS from Korean GAAP

Effects of the adoption of K-IFRS on the Company’s financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Note	Total assets		Total liabilities		Net equity

Based on Korean GAAP		(Won)	19,297,633	(Won)	8,056,183	(Won)	11,241,450
Adjustments:
Property and equipment	b-(2)		69,233		—		69,233
Employee benefits and retirement benefit obligation	b-(1)		—		14,860		(14,860)
Transfer of financial assets	b-(4)		416,242		400,754		15,488
Non-refundable activation fees	b-(5)		—		593,981		(593,981)
Other adjustments	b-(7)		(178,452)		(84,941)		(93,511)
Deferred tax and tax effect of adjustments	b-(6)		(49,227)		(210,859)		161,632

Total adjustment			257,796		713,795		(455,999)

Based on K-IFRS		(Won)	19,555,429	(Won)	8,769,978	(Won)	10,785,451

Effects of the adoption of K-IFRS on the Company’s financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Note	Total assets		Total liabilities		Net equity		Total Comprehensive income

Based on Korean GAAP		(Won)	18,959,912	(Won)	7,505,495	(Won)	11,454,417	(Won)	1,139,202
Adjustments:
Property and equipment	b-(2)		477,044		—		477,044		407,811
Amortization of goodwill	b-(3)		129,494		—		129,494		129,494
Employee benefits and retirement benefit obligation	b-(1)		—		23,630		(23,630)		(8,770)
Transfer of financial assets	b-(4)		—		—		—		(15,489)
Effect on equity method in associates	b-(8)		160,100		—		160,100		120,733
Non-refundable activation fees	b-(5)		—		533,783		(533,783)		60,199
Other adjustments	b-(7)		(389)		94,062		(94,451)		(940)
Deferred tax and tax effect of adjustments	b-(6)		965		(10,802)		11,767		(150,274)

Total adjustment			767,214		640,673		126,541		542,764

Based on K-IFRS		(Won)	19,727,126	(Won)	8,146,168	(Won)	11,580,958	(Won)	1,681,966

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the separate statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the separate statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

4.	FINANCIAL INSTRUMENTS

Details of financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	895,558	(Won)	—	(Won)	895,558
Financial Instruments		—		—		635,069		—		635,069
Short-term investment securities		—		90,573		—		—		90,573
Long-term investment securities (Note a)		16,617		1,295,821		—		—		1,312,438
Trade receivables		—		—		1,282,234		—		1,282,234
Loan and other receivables (Note b)		—		—		1,103,800		—		1,103,800
Derivatives assets		—		—		—		188,605		188,605

Total	(Won)	16,617	(Won)	1,386,394	(Won)	3,916,661	(Won)	188,605	(Won)	5,508,277

	December 31, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	357,470	(Won)	—	(Won)	357,470
Financial Instruments		—		—		299,569		—		299,569
Short-term investment securities		—		393,811		—		—		393,811
Long-term investment securities		—		1,517,029		—		—		1,517,029
Trade receivables		—		—		1,453,061		—		1,453,061
Loan and other receivables (Note b)		—		—		3,328,586		—		3,328,586
Derivatives assets		—		—		—		139,577		139,577

Total	(Won)	—	(Won)	1,910,840	(Won)	5,438,686	(Won)	139,577	(Won)	7,489,103

	January 1, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	422,125	(Won)	—	(Won)	422,125
Financial Instruments		—		—		315,276		—		315,276
Short-term investment securities		—		370,182		—		—		370,182
Long-term investment securities		—		2,329,282		—		—		2,329,282
Trade receivables		—		—		1,379,547		—		1,379,547
Loan and other receivables (Note b)		—		—		3,447,392		—		3,447,392
Derivatives assets		147,333		—		—		75,840		223,173

Total	(Won)	147,333	(Won)	2,699,464	(Won)	5,564,340	(Won)	75,840	(Won)	8,486,977

(Note a)	Long-term investment securities designated as FVTPL consist of financial instruments with embedded derivatives (convertible options) which cannot be bifurcated from the host contract; as such the entire financial instrument is measured at fair value whose changes are recognized in current period income.

(Note b)	Details of loan and other receivables as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Short-term loans	(Won)	88,236	(Won)	80,731	(Won)	66,467
Accounts receivable – other		774,221		2,499,969		2,400,176
Advanced payments and other (*)		5,279		2,344		2,534
Long-term loans		75,282		64,098		55,209
Long-term accounts receivable – other		5,393		527,084		761,647
Guarantee deposits		155,389		154,360		161,359

	(Won)	1,103,800	(Won)	3,328,586	(Won)	3,447,392

(*)	Advanced payments and other noted above is included in the Company’s statement of financial position, current assets, Advance payments and other line balance. However, the financial statement line item includes additional other balances not shown in above schedule.

Details of financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Derivatives liabilities	(Won)	—	(Won)	—	(Won)	4,645	(Won)	4,645
Borrowings		—		115,330		—		115,330
Bonds payable (Note a)		397,886		3,148,118		—		3,546,004
Other payables (Note b)		—		2,901,123		—		2,901,123

Total	(Won)	397,886	(Won)	6,164,571	(Won)	4,645	(Won)	6,567,102

	December 31, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Derivatives liabilities	(Won)	5,043	(Won)	—	(Won)	25,111	(Won)	30,154
Borrowings		—		613,890		—		613,890
Bonds payable (Note a)		461,655		3,011,765		—		3,473,420
Other payables (Note b)		—		2,032,740		—		2,032,740

Total	(Won)	466,698	(Won)	5,658,395	(Won)	25,111	(Won)	6,150,204

	January 1, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Derivatives liabilities	(Won)	3,372	(Won)	—	(Won)	67,441	(Won)	70,813
Borrowings		—		816,760		—		816,760
Bonds payable (Note a)		442,422		3,763,397		—		4,205,819
Other payables (Note b)		—		1,723,974		—		1,723,974

Total	(Won)	445,794	(Won)	6,304,131	(Won)	67,441	(Won)	6,817,366

(Note a)	Bonds payable designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

(Note b)	Details of other payables as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Accounts payable-other	(Won)	1,361,473	(Won)	1,287,035	(Won)	1,143,289
Withholdings		18		18		3
Accrued expenses		468,313		451,837		233,865
Current portion of long-term debt		89,144		168,948		149,071
Long-term payables – other		840,974		50,643		164,163
Other non-current liabilities		141,201		74,259		33,583

	(Won)	2,901,123	(Won)	2,032,740	(Won)	1,723,974

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on observable or unobservable fair value of the instrument.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total

Financial assets designated as FVTPL	(Won)	—	(Won)	16,617	(Won)	—	(Won)	16,617
Available-for-sale financial assets		1,186,035		—		162,098		1,348,133
Derivatives assets designated as hedging instruments		—		188,605		—		188,605
Financial liabilities designated as FVTPL		397,886		—		—		397,886
Derivatives liabilities designated as hedging instruments		—		4,645		—		4,645

For the year ended December 31, 2011, there is no transfer between Level 1 and Level 2.

Details of changes in financial assets in which is classified as Level 3 for the year ended December 31, 2011 is as follows (in millions of Korean won):

Type	Beginning Balance		Acquisition		Income /loss		Comprehensive Income	Transfer		Disposal		Ending Balance

Available-for-sale financial assets	(Won)	256,882	(Won)	—	(Won)	—	((Won)94,784)	(Won)	—	(Won)	—	(Won)	162,098

5.	TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Accounts receivable – trade	(Won)	1,400,758	(Won)	1,604,269	(Won)	1,522,249
Less allowance for doubtful accounts		(118,524)		(151,208)		(142,702)
Accounts receivable – trade, net		1,282,234		1,453,061		1,379,547
Short-term loans		89,387		81,808		67,400
Less allowance for doubtful accounts		(1,151)		(1,077)		(933)
Short-term loans, net		88,236		80,731		66,467
Accounts receivable – other		802,580		2,534,761		2,433,725
Less allowance for doubtful accounts		(28,359)		(34,792)		(33,549)
Accounts receivable – other, net		774,221		2,499,969		2,400,176
Accrued income		5,278		2,345		2,535

	(Won)	2,149,969	(Won)	4,036,106	(Won)	3,848,725

Details of long-term trade and other receivables as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Long-term loans	(Won)	98,886	(Won)	88,016	(Won)	79,459
Less allowance for doubtful accounts		(23,604)		(23,919)		(24,250)
Long-term loans, net		75,282		64,098		55,209
Long-term accounts receivable - other		5,393		527,084		761,647
Guarantee deposits		155,389		154,360		161,358

	(Won)	236,064	(Won)	745,541	(Won)	978,214

Details of changes in allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Beginning balance	(Won)	210,996	(Won)	201,434
Increase of bad debt		59,992		64,599
Reversal of allowance for doubtful accounts		(649)		(188)
Write-off		(88,427)		(70,776)
Collection of receivables written off		18,834		15,927
Transfer by spin-off		(29,108)		—

Ending balance	(Won)	171,638	(Won)	210,996

Details of accounts receivable not overdue, overdue but not impaired accounts receivable and impaired-account receivable as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Accounts receivable- trade		Accounts receivable- other		Accounts receivable- trade		Accounts receivable- other		Accounts receivable- trade		Accounts receivable- other

Accounts receivable not overdue	(Won)	944,178	(Won)	1,072,199	(Won)	1,094,247	(Won)	3,262,472	(Won)	998,345	(Won)	3,401,279
Overdue but not impaired accounts receivable		24,880		—		61,187		—		36,582		—
Impaired-accounts receivable		431,700		84,715		448,835		125,902		487,322		104,845

Sub-total		1,400,758		1,156,914		1,604,269		3,388,374		1,522,249		3,506,124
Doubtful accounts		(118,524)		(53,114)		(151,208)		(59,788)		(142,702)		(58,732)

Ending balance	(Won)	1,282,234	(Won)	1,103,800	(Won)	1,453,061	(Won)	3,328,586	(Won)	1,379,547	(Won)	3,447,392

For above impaired accounts receivable, the Company recognized estimated uncollectible amounts as allowance for doubtful accounts based on the past experience of default and the present credit analysis of counterparty.

Details of aging analysis of accounts receivable which are overdue but not impaired as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Accounts receivable- trade		Accounts receivable- other		Accounts receivable- trade		Accounts receivable- other		Accounts receivable- trade		Accounts receivable- other

Less than 1 month	(Won)	4,229	(Won)	—	(Won)	5,962	(Won)	—	(Won)	4,597	(Won)	—
1 ~ 3 months		6,979		—		3,284		—		558		—
3 ~ 6 months		3,336		—		3,245		—		25,240		—
More than 6 months		10,336		—		48,696		—		6,187		—

	(Won)	24,880	(Won)	—	(Won)	61,187	(Won)	—	(Won)	36,582	(Won)	—

6.	INVESTMENT SECURITIES

a.	Short-term Investment Securities

Details of short-term investment securities as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011						December 31, 2010		January 1, 2010
	Acquisition cost		Fair value		Carrying amount		Carrying amount		Carrying amount

Beneficiary certificate (Note)	(Won)	93,000	(Won)	90,287	(Won)	90,287	(Won)	200,000	(Won)	370,125
Current portion of long-term investment securities		286		286		286		193,811		57

	(Won)	93,286	(Won)	90,573	(Won)	90,573	(Won)	393,811	(Won)	370,182

(Note)	The distributions arising from some beneficiary certificates as of December 31, 2011, are accounted for as accrued income.

b.	Long-term Investment Securities

Details of long-term investment securities as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Equity securities:
Marketable equity securities	(Won)	1,095,747	(Won)	1,406,140	(Won)	1,818,994
Unmarketable equity securities		15,903		33,677		19,565
Investment in funds		175,466		270,622		188,362

Sub-total		1,287,116		1,710,439		2,026,921

Debt securities (Note a):
Public bonds (Note b)		401		401		457
Bond-type beneficiary certificates		—		—		300,143
Investment bonds (Note c)		25,207		—		1,818

Sub-total		25,608		401		302,418

Total		1,312,724		1,710,840		2,329,339
Less current portion		(286)		(193,811)		(57)

Long-term investments securities	(Won)	1,312,438	(Won)	1,517,029	(Won)	2,329,282

(Note a)	The Interest income incurred from debt securities for the years ended December 31, 2011 and 2010 was (Won)3,715 million and (Won)13 million, respectively.
(Note b)	Details of maturity for the public bonds as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won)

	December 31, 2011		December 31, 2010		January 1, 2010

Within 1 year	(Won)	45	(Won)	—	(Won)	57
1 ~ 5 years		356		401		400

	(Won)	401	(Won)	401	(Won)	457

(Note c)	The Company acquired convertible bonds of Nano En-Tech (Book value: (Won)16,617 million) during the year ended December 31, 2011 which are classified as financial asset at FVTPL. The difference between acquisition cost and fair value is accounted as a gain (loss) within financial asset at FVTPL of finance income (loss).

7.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Investments in subsidiaries	(Won)	3,382,939	(Won)	2,442,516	(Won)	2,202,768
Investments in associates		1,264,567		1,141,879		478,104

	(Won)	4,647,506	(Won)	3,584,395	(Won)	2,680,872

a. Investments in subsidiaries

Details of investments in subsidiaries as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

		December 31, 2011				December 31, 2010		January 1, 2010
	Notes	Number of shares	Ownership percentage(%)	Carrying amount		Carrying amount		Carrying amount

SK Telink Co., Ltd.		1,082,272	83.5	(Won)	144,740	(Won)	144,740	(Won)	133,030
SK Communications Co., Ltd.	(Note a)	—	—		—		148,831		148,831
TU Media Corp.		—	—		—		—		11,710
PAXNet Co., Ltd.	(Note a)	—	—		—		30,611		30,611
Loen Entertainment, Inc.	(Note a)	—	—		—		40,234		40,234
Stonebridge Cinema Fund		—	—		—		8,256		8,256
SK-KTB Music Investment Fund		—	—		—		—		13,538
Ntreev Soft Co., Ltd.		2,064,970	63.7		7,708		7,708		7,708
Commerce Planet Co., Ltd.	(Note a)	—	—		—		139		139

		December 31, 2011				December 31, 2010		January 1, 2010
	Notes	Number of shares	Ownership percentage(%)	Carrying amount		Carrying amount		Carrying amount
SK Broadband Co., Ltd.		149,638,354	50.6		1,242,247		1,242,247		1,242,247
K-net Culture and Contents Venture Fund	(Note a)	—	—		—		28,857		11,157
2nd BMC Focus Investment Fund	(Note a)	—	—		—		19,782		19,782
Open Innovation Fund	(Note a)	—	—		—		44,938		19,938
PS&Marketing Corporation		46,000,000	100.0		213,934		213,934		133,934
Service Ace Co., Ltd.		4,385,400	100.0		21,927		21,927		—
Service Top Co., Ltd.		2,856,200	100.0		14,281		14,281		—
Network O&S Co., Ltd.		3,000,000	100.0		15,000		15,000		—
SK Planet Co., Ltd.	(Note b)	60,000,000	100.0		1,234,884		—		—
SK Telecom China Holdings Co., Ltd.	(Note c)	—	100.0		29,116		28,052		23,396
Sky Property Mgmt., Ltd.		22,980	60.0		264,850		264,850		264,850
SKT Vietnam PTE., Ltd.		180,476,700	73.3		26,264		26,264		26,264
SKT Americas, Inc.	(Note d)	122	100.0		65,379		59,167		26,131
YTK Investment Ltd.	(Note e)	—	100.0		52,123		41,686		—
Atlas Investment	(Note f)	—	100.0		50,486		—		—
SK Telecom Global Investment B.V.	(Note g)	—	—		—		41,012		41,012

Total				(Won)	3,382,939	(Won)	2,442,516	(Won)	2,202,768

(Note a)	Due to spin-off for the year ended December 31, 2011, these investments were transferred to SK Planet Co., Ltd. which is newly established from spin-off.
(Note b)	The Company acquired common shares of SK Planet Co., Ltd. which is newly established from spin-off for the year ended December 31, 2011.
(Note c)	For the year ended December 31, 2011, the Company additionally invested (Won)1,064 million in SK Telecom China Holdings Co., Ltd.
(Note d)	For the year ended December 31, 2011, the Company additionally invested (Won)6,212 million in SKT Americas, Inc.
(Note e)	For the year ended December 31, 2011, the Company additionally invested (Won)10,437 million in YTK Investment Ltd.
(Note f)	For the year ended December 31, 2011, the Company established Atlas Investment.
(Note g)	During the year ended December 31, 2011, in accordance with the liquidation of SK Telecom Global Investment B.V., relevant all shares was disposed and recognized (Won)5,182 million as loss on disposal of Investments in subsidiaries.

b. Investments in associates

Details of investments in associates as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

		December 31, 2011				December 31, 2010		January 1, 2010
	Notes	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount		Carrying amount

SK Marketing & Company Co., Ltd.		5,000,000	50.0	(Won)	112,531	(Won)	112,531	(Won)	112,531
SK China Company Ltd.		720,000	22.5		47,830		47,830		3,918
SK USA, Inc.		49	49.0		5,498		5,498		5,498
MRO Korea Inc.	(Note a)	680,000	42.5		12,250		—		—
BMC Sector Limited Partnership IV	(Note b)	—	—		—		25,000		—
F&U Credit information Co., Ltd.		300,000	50.0		4,482		4,482		4,482
Michigan Global Cinema Fund	(Note b)	—	—		—		3,652		3,652
3rd Fund of Isu Entertainment	(Note c)	—	—		—		1,636		1,636
Korea IT Fund	(Note d)	190	63.3		220,957		220,957		220,957
JYP Entertainment Corporation	(Note e)	—	—		—		2,903		—
BMC Digital Culture and Contents Venture Fund	(Note b)	—	—		—		4,912		4,912
Wave City Development Co., Ltd.	(Note l)	382,000	19.1		1,532		1,532		1,532
HanaSK Card Co., Ltd.		57,647,058	49.0		400,000		400,000		—
Daehan Kanggun BcN Co., Ltd.	(Note f)	1,461,486	29.0		8,340		7,272		7,272
Television Media Korea Ltd.	(Note b)	—	—		—		18,568		—
NanoEnTek, Inc.	(Note g)	1,807,130	9.3		11,000		—		—
Health Connect Inc.	(Note h)	141,000	49.5		1,410		—		—
UNISK(Beijing) Information Technology Co., Ltd.		49	49.0		4,247		4,247		4,247
TR Entertainment		—	42.2		7,560		7,560		7,560
SK Industrial Development China Co., Ltd	(Note i)	—	35.0		83,691		—		18,009
PT. Melon Indonesia	(Note b)	—	—		—		6,492		—
Packet One Network	(Note j)	1,151,556	28.2		137,751		119,856		—
SK Technology Innovation Company	(Note k)	9,800	49.0		85,873		28,146		—
LightSquared Inc.	(Note l)	3,387,916	3.3		72,096		72,096		—
Others		—	—		47,519		46,709		81,898

				(Won)	1,264,567	(Won)	1,141,879	(Won)	478,104

(Note a)	For the year ended December 31, 2011, the Company acquired additional 392,000 shares or 42.5% of MRO Korea Inc.
(Note b)	Due to spin-off for the year ended December 31, 2011, these investments were transferred to SK Planet Co., Ltd. which is newly established from spin-off.
(Note c)	During the year ended December 31, 2011, in accordance with the liquidation of 3rd Fund of Isu Entertainment, relevant all shares was disposed and recognized (Won)121 million as gain on disposal of investments in associates.
(Note d)	Under an agreement of Korea IT Fund, the Company has voting rights of 14.3%, as such does not have control over Korea IT Fund.
(Note e)	The investments in common stock of JYP Entertainment Corporation were all sold during the year ended December 31, 2011 and recognized (Won)1,869 million as gain on disposal of Investments in associates.
(Note f)	For the year ended December 31, 2011, the Company additionally invested (Won)1,068 million in Daehan Kanggun BcN Co., Ltd.
(Note g)	For the year ended December 31, 2011, the Company acquired 1,807,130 shares or 9.3% of NanoEnTek, Inc. The Company classified the investment as an equity method investee as the Company can exercise significant influence on these investees through participation of their board of director’s members even though the company has less than 20% of equity invests in those investees.
(Note h)	For the year ended December 31, 2011, the Company acquired 141,000 shares or 49.5% of Health Connect Inc.
(Note i)	For the year ended December 31, 2011, the Company additionally invested (Won)83,691 million in SK Industrial Development China Co., Ltd.
(Note j)	For the year ended December 31, 2011, the Company additionally invested (Won)17,895 million in Packet One Network.
(Note k)	For the year ended December 31, 2011, the Company additionally invested (Won)57,727 million in SK Technology Innovation Company.
(Note l)	The Company classified the investments in Wave City Development Co., Ltd. and Light squared Inc., as investment in associates as the Company can exercise significant influence on these investees through participation of their board of directors even though the company has less than 20% of equity interests in those investees. LightSquared plans to build a wholesale wireless broadband network in the United States, but has incurred recurring operating loss and the Federal Communications Commission has recently proposed to suspend its license due to signal interference with the global positioning system, which if not resolved may result in the Company recognizing a write-down on its investments in the near future.

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

c. Market price of the listed securities

Details of market price of the equity securities as of December 31, 2011 are as follows (in millions of Korean won, except for market price per share):

	Market price per share (In Korean won)		Number of shares owned by the Company	Market price

SK Broadband Co., Ltd.	(Won)	3,460	149,638,354	(Won)	517,749

8.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Land	(Won)	409,696	(Won)	402,702	(Won)	405,418
Buildings and structures		1,665,513		1,544,963		1,521,827
Machinery		15,548,834		14,354,988		14,236,456
Other		1,438,768		1,285,999		1,058,374
Construction in progress		651,791		376,896		336,834

Total		19,714,602		17,965,548		17,558,909
Less accumulated depreciation		(13,454,433)		(12,495,801)		(12,335,762)

Property and equipment, net	(Won)	6,260,169	(Won)	5,469,747	(Won)	5,223,147

Details of changes in property and equipment for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Spin-off		Ending balance

Land	(Won)	402,702	(Won)	3,098	((Won)	113)	(Won)	4,111	(Won)	—	((Won)	102)	(Won)	409,696
Buildings and structures		928,649		90,618		(403)		30,654		(71,479)		(949)		977,090
Machinery		3,240,001		126,128		(6,144)		1,511,490		(1,218,770)		(71,430)		3,581,275
Other		521,499		1,256,340		(5,077)		(1,042,708)		(81,484)		(8,253)		640,317
Construction in progress		376,896		1,076,620		(8,322)		(696,904)		—		(96,499)		651,791

Total	(Won)	5,469,747	(Won)	2,552,804	((Won)	20,059)	((Won)	193,357)	((Won)	1,371,733)	((Won)	177,233)	(Won)	6,260,169

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	405,418	(Won)	1,622	((Won)	7,000)	(Won)	2,662	(Won)	—	(Won)	402,702
Buildings and structures		979,833		10,180		(1,379)		10,149		(70,134)		928,649
Machinery		3,170,336		90,025		(4,399)		1,084,280		(1,100,241)		3,240,001
Other		330,726		963,036		(5,628)		(694,465)		(72,170)		521,499
Construction in progress		336,834		800,435		(46,581)		(713,792)		—		376,896

Total	(Won)	5,223,147	(Won)	1,865,298	((Won)	64,987)	((Won)	311,166)	((Won)	1,242,545)	(Won)	5,469,747

9.	INVESTMENT PROPERTY

Investment property as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Land	(Won)	9,001	(Won)	9,508	(Won)	11,314
Buildings		44,251		46,467		55,292

Total		53,252		55,975		66,606
Less accumulated depreciation		(22,553)		(21,176)		(23,998)

Investment property, net	(Won)	30,699	(Won)	34,799	(Won)	42,608

Details of changes in investment property for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	9,508	(Won)	—	(Won)	—	((Won)	507)	(Won)	—	(Won)	9,001
Buildings		25,291		—		—		(1,086)		(2,507)		21,698

Total	(Won)	34,799	(Won)	—	(Won)	—	((Won)	1,593)	((Won)	2,507)	(Won)	30,699

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	11,314	(Won)	—	(Won)	—	((Won)	1,806)	(Won)	—	(Won)	9,508
Buildings		31,294		—		—		(3,354)		(2,649)		25,291

Total	(Won)	42,608	(Won)	—	(Won)	—	((Won)	5,160)	((Won)	2,649)	(Won)	34,799

Details of fair value of investment property as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Land	(Won)	51,731	(Won)	54,647	(Won)	65,026
Buildings		21,679		22,900		27,250

Total	(Won)	73,410	(Won)	77,547	(Won)	92,276

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

Details of rent income and operating expenses from investment property for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Rent income	(Won)	3,465	(Won)	2,859
Operating expenses		(2,507)		(2,649)

10.	GOODWILL

Details of goodwill as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236	(Won)	1,306,236
Other goodwill		—		2,186		2,186

	(Won)	1,306,236	(Won)	1,308,422	(Won)	1,308,422

Impairment test of goodwill related to acquisition of Shinsegi Telecomm, Inc.

For its cash generating unit of Shinsegi, the Company estimated the value-in-use based on cash flows from financial forecasts. The Company based its calculation on a five year financial forecast and used a 2% annual growth rate for periods subsequent to the forecast, using a discount rate of 5.6%.

Management believes the 2% annual growth rate will not exceed the Company’s long-term wireless business growth and that the total carry amount will not exceed the total recoverable amount, even considering reasonable fluctuations in its current assumptions.

11.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won) :

	December 31, 2011		December 31, 2010		January 1, 2010

Frequency use rights	(Won)	2,820,726	(Won)	1,487,552	(Won)	1,385,120
Land use right		29,380		23,963		21,564
Industrial right		27,594		35,855		32,240
Software development costs		124,545		152,514		152,514
Membership (Note a)		80,607		90,108		89,777
Other (Note b)		1,402,922		1,862,153		1,439,262

Total		4,485,774		3,652,145		3,120,477
Less accumulated depreciation		(2,120,979)		(2,227,176)		(1,673,186)

Intangible assets, net	(Won)	2,364,795	(Won)	1,424,969	(Won)	1,447,291

(Note a)	Memberships which are classified as intangible assets with indefinite useful life and is not amortized.
(Note b)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

Details of changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Spin-off		Ending balance

Frequency use rights	(Won)	709,043	(Won)	1,333,796	(Won)	—	(Won)	—	((Won)	153,737)	(Won)	—	(Won)	1,889,102
Land use right		11,130		5,872		(54)		—		(4,209)		—		12,739
Industrial right		14,748		1,777		—		323		(3,138)		(5,382)		8,328
Software development costs		4,898		—		—		—		(3,263)		(449)		1,186
Membership		90,108		3,840		(2,400)		—		—		(10,941)		80,607
Other		595,042		47,324		(1,167)		194,624		(255,275)		(207,715)		372,833

Total	(Won)	1,424,969	(Won)	1,392,609	((Won)	3,621)	(Won)	194,947	((Won)	419,622)	((Won)	224,487)	(Won)	2,364,795

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance

Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	102,432	((Won)	120,628)	(Won)	709,043
Land use right		11,732		3,016		(189)		—		(3,429)		11,130
Industrial right		14,948		3,616		—		—		(3,816)		14,748
Software development costs		12,528		—		—		(3,078)		(4,552)		4,898
Membership		89,777		500		(169)		—		—		90,108
Other		591,067		48,838		(6,053)		232,064		(270,874)		595,042

Total	(Won)	1,447,291	(Won)	55,970	((Won)	6,411)	(Won)	331,418	((Won)	403,299)	(Won)	1,424,969

Research and development costs recognized as operating expenses for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won) :

	For the years ended
	December 31, 2011		December 31, 2010

Research and development costs recognized as operating expenses	(Won)	240,168	(Won)	264,417

The book value and residual useful lives of major intangible assets as of December 31, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives

W-CDMA license	(Won)	485,652	Frequency use rights relating to W-CDMA service	(Note a)
W-CDMA license		81,555	Frequency use rights relating to W-CDMA service	(Note b)
800MHz license		385,168	Frequency use rights relating to CDMA and LTE service	(Note c)
1.8GHz license		928,203	Frequency use rights relating to LTE service	(Note d)
WiBro license		5,325	WiBro service	(Note e)
DMB license		3,199	DMB service	4 years 6 months

(Note a)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”)” former Ministry of Information Communication) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(Note b)	The Company purchased an additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(Note c)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(Note d)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced once the Company started its related commercial LTE services in late 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(Note e)	The Company purchased a WiBro license from KCC on March 30, 2005. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life. The WiBro license will expire in March 2012.

12.	BORROWINGS AND BONDS PAYABLE

a.	Borrowings

Details of borrowings as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars):

Lender	Maturity	Annual interest rate (%) (note a)	December 31, 2011		December 31, 2010		January 1, 2010

Shinhan Bank	2011	91 days CD yield + 0.25	(Won)	—	(Won)	—	(Won)	200,000
Korea Development Bank	2011	91 days CD yield + 1.02		—	(Won)	100,000	(Won)	100,000
Citibank	2011	91 days CD yield + 1.20		—	(Won)	100,000	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30		—	(Won)	100,000	(Won)	100,000
Hana Bank	2011	91 days CD yield + 1.50		—	(Won)	150,000	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50		—	(Won)	50,000	(Won)	50,000
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000	US$	50,000
Bank of China	“	“	US$	20,000	US$	20,000		—
DBS Bank	“	“	US$	25,000	US$	25,000	US$	25,000
SMBC	“	“	US$	25,000	US$	25,000	US$	25,000

Total			(Won)	—	(Won)	500,000	(Won)	700,000
			US$	100,000	US$	100,000	US$	100,000

Equivalent in Korean won			(Won)	115,330	(Won)	613,890	(Won)	816,760
Less portion due within one year				—		(500,000)		—

Long-term portion			(Won)	115,330	(Won)	113,890	(Won)	816,760

(Note a)	As of December 31, 2011, 6-month Libor rate is 0.81%.

b.	Bonds payable

Bonds payable as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Japanese yen and thousands of Singapore dollars):

	Maturity	Annual Interest rate (%)	December 31, 2011		December 31, 2010		January 1, 2010

Domestic general bonds	2010	3.20~6.77	(Won)	—	(Won)	—	(Won)	510,000
“	2011	3.00~4.44		—		200,000		280,000
“	2013	4.00~6.92		450,000		450,000		450,000
“	2014	5.00		200,000		200,000		200,000
“	2015	5.00		200,000		200,000		200,000
“	2016	3.95~5.92		580,000		470,000		470,000
“	2018	5.00		200,000		200,000		200,000
“	2021	4.22		190,000		—		—
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670		350,280
Dollar denominated bonds (US$400,000)	2027	6.63		461,320		455,560		467,040
Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55 2.50		230,200		216,547		195,737
Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.50		74,258		69,854		63,141
Floating rate notes (US$ 150,000) (note a)	2010	3 M LIBOR+3.05		—		—		175,140
Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		253,726		250,558		256,872
Floating rate notes (US$ 250,000) (note a)	2014	3 M LIBOR+1.60		288,325		—		—
Floating rate notes (SGD 65,000) (note a)	2014	SOR rate+1.20		57,619		—		—
Convertible bonds (US$ 332,528) (notes b and c)	2014	1.75		397,886		461,655		442,422

Sub total				3,583,334		3,515,844		4,260,632
Less discounts on bonds				(37,329)		(42,424)		(54,813)

Net				3,546,005		3,473,420		4,205,819
Less portion due within one year				(955,375)		(539,607)		(683,702)

Long-term portion			(Won)	2,590,630	(Won)	2,933,813	(Won)	3,522,117

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate, the 3-month LIBOR rate and SOR rate as of December 31, 2011 are 0.20%, 0.33%, 0.58% and 0.55%, respectively.
(note b)	The convertible bonds are classified as financial liabilities as at FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.
(note c)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with a conversion price, determined at the time, of (Won)230,010 per share of the Company’s common stock, which was greater than the market value at the date of issuance. Conversion price will subsequently change based on changes in the Company’s common shares amount. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of December 31, 2011 is 2,192,102 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011 and on July 28, 2011, the conversion price changed from (Won)220,000 to (Won)209,853 and the number of common shares that can be converted changed from 2,090,996 shares to 2,192,102 shares due to the payment of periodic dividends and payment of interim dividends. During the year ended December 31, 2011, no conversion was made.

13.	LONG-TERM PAYABLES

As of December 31, 2011, long-term payables in which is related to acquisition of W-CDMA license are as follows (in millions of Korean won):

	2.1GHz		800MHz		1.8GHz		Total

Period of repayment		2012~2014		2013~2015		2012~2021
Coupon rate (note a)		3.58%		3.51%		3.00%
Annual effective interest rate (note b)		5.89%		5.69%		5.25%
Nominal value	(Won)	52,600	(Won)	208,250	(Won)	746,250	(Won)	1,007,100

Present value at December 31, 2010		50,166		—		—		50,166
Present value at the time of acquisition in 2011		—		197,190		679,607		876,797
Amortization of present value discount in 2011		1,025		1,925		205		3,155
Less portion due within one year		(17,296)		—		(71,848)		(89,144)

Long-term portion	(Won)	33,895	(Won)	199,115	(Won)	607,964	(Won)	840,974

(note a)	The Company applied an annual interest equal to the government’s previous year public funds financing account rate less 1%.
(note b)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payable-other.

The repayment schedule of long-term payables at December 31, 2011 is as follows (in millions of Korean won):

Year ending December 31,	Long-term payables

2012	(Won)	92,158
2013		161,575
2014		161,575
2015 and thereafter		591,792

Total	(Won)	1,007,100

14.	PROVISIONS

Details of change in the provisions for years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended December 31, 2011								As of December 31, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	732,042	(Won)	877,041	((Won)	846,995)	(Won)	762,088	(Won)	653,112	(Won)	108,976
Provision for point program		266		401		(517)		150		60		90
Provision for restoration		27,740		4,814		(3,931)		28,623		3,425		25,198

	(Won)	760,048	(Won)	882,256	((Won)	851,443)	(Won)	790,861	(Won)	656,597	(Won)	134,264

	For the years ended December 31, 2010								As of December 31, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	609,733	(Won)	941,586	((Won)	819,277)	(Won)	732,042	(Won)	652,564	(Won)	79,478
Provision for point program		807		461		(1,002)		266		266		—
Provision for restoration		22,643		5,097		—		27,740		—		27,740

	(Won)	633,183	(Won)	947,144	((Won)	820,279)	(Won)	760,048	(Won)	652,830	(Won)	107,218

Provision for handset subsidies

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

Provision for point program

For its marketing purposes, the Company grants Rainbow Points and Point Box Points to our subscribers based on their usage of our services. Points are provided based on the historical usage experience and our marketing policy. Such provision is recorded as provisions or long-term provisions in accordance with the expected points’ usage duration from the end of the reporting period. Points expire after five years and all unused points are expired on their fifth anniversary.

Provision for restoration

In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate.

These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements.

The Company records these restoration costs as PP&E and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

15.	RETIREMENT BENEFIT OBLIGATION

f.	Details of retirement benefit obligation as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Present value of defined benefit obligation	(Won)	95,359	(Won)	105,966	(Won)	87,101
Fair value of plan assets		(68,619)		(84,584)		(66,489)

	(Won)	26,740	(Won)	21,382	(Won)	20,612

g.	Principal actuarial assumptions as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Discount rate for defined benefit obligations (Note)	4.53%	6.10%	6.19%
Inflation rate	3.00%	3.00%	3.00%
Expected rate of return on plan assets	4.74%	4.71%	4.71%
Expected rate of salary increase	5.62%	5.87%	5.87%

(Note)	Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Meanwhile, expected rate of salary increase is determined the Company historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate represents target inflation rate declared by Bank of Korea.

h.	Changes in defined benefit obligations for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Beginning balance	(Won)	105,966	(Won)	87,101
Current service cost		29,890		28,384
Interest cost		5,919		5,710
Actuarial gain or loss		16,685		2,255
Benefit paid		(48,771)		(17,867)
Others (Note)		(14,330)		383

Ending balance	(Won)	95,359	(Won)	105,966

i.	Changes in plan assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Beginning balance	(Won)	84,584	(Won)	66,489
Expected return on plan assets		3,568		3,049
Actuarial gain or loss		(783)		(664)
Contributions by employer directly to plan assets		20,170		24,934
Benefit payment		(28,587)		(9,607)
Others (Note)		(10,333)		383

Ending balance	(Won)	68,619	(Won)	84,584

(Note)	As a result of spin-off of SK Planet Co., Ltd., defined benefit obligations and plan assets decreased by (Won)15,555 million and (Won)10,332 million for the year ended December 31, 2011.

j.	Expenses recognized in profit and loss for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Current service cost	(Won)	29,890	(Won)	28,384
Interest cost		5,919		5,710
Expected return on plan assets		(3,568)		(3,049)

	(Won)	32,241	(Won)	31,045

These expenses are recognized as labor cost, research and development expense in the period as profit or loss and construction in progress.

k.	Details of plan assets as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Equity instruments	(Won)	—	(Won)	21,687	(Won)	342
Debt instruments		—		49,465		35,739
Others		68,619		13,432		30,408

	(Won)	68,619	(Won)	84,584	(Won)	66,489

Actual return on plan assets for the years ended December 31, 2011 and 2010 is (Won)2,785 million and (Won)2,384 million, respectively.

16.	SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

	December 31, 2011		December 31, 2010		January 1, 2010

Authorized shares		220,000,000		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711		80,745,711

Share capital
Common stock	(Won)	44,639	(Won)	44,639	(Won)	44,639

Share premium:
Paid-in surplus	(Won)	2,915,887	(Won)	2,915,887	(Won)	2,915,887
Treasury stock		(2,410,451)		(2,202,439)		(1,992,083)
Loss on disposal of treasury stock		(18,856)		(15,875)		(15,875)
Others		(722,596)		(722,216)		(726,156)

Total	((Won)	236,016)	((Won)	24,643)	(Won)	181,773

There are no changes in share capital for the years ended December 31, 2011, and 2010.

(Note)	D During the year ended December 31, 2003, December 31, 2006 and December 31, 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares decreased without change in the share capital.

17.	TREASURY STOCK

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for (Won)1,992,083 million to use as stock dividends, to increase shareholder value, and to use for stabilizing stock prices in the market if deemed necessary.

Meanwhile from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million and from July 21, 2011 through September 28, 2011, the Company additionally acquired 1,400,000 shares of treasury stock for (Won)208,012 million in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of December 31, 2011 and 2010, the Company has 11,050,712 shares of treasury stock at (Won)2,410,451 million and 9,650,712 shares of treasury stock at (Won)2,202,439 million, respectively.

18.	RETAINED EARNINGS

Retained earnings as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Appropriated:
Legal reserve (Note a)	(Won)	22,320	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development (Note b)		535,595		658,928		672,595
Reserve for business expansion (Note b)		8,009,138		7,519,138		7,045,138
Reserve for technology development (Note b)		1,524,000		1,150,000		1,150,000

Sub-total		10,091,053		9,350,386		8,890,053
Unappropriated		1,746,132		1,473,970		670,257

Total	(Won)	11,837,185	(Won)	10,824,356	(Won)	9,560,310

(Note a)	Mandatory Reserve - Legal Reserve

The Korean Commercial Law requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may be used to offset a future deficit, if any, or may be transferred to share capital.

(Note b)	Voluntary Reserve

Historically, these reserves were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal. There are no restrictions on these reserves such that the Company can utilize these if deemed necessary.

19.	STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

Details of appropriations of retained earnings for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Retained earnings before appropriations:
Beginning of year	(Won)	136,105	(Won)	1,206
Transition to K-IFRS		—		(398,980)
Change in actuarial		(13,241)		(2,919)
Interim dividends		(71,095)		(72,345)
Net income		1,694,363		1,947,008

End of year		1,746,132		1,473,970

Transfer from voluntary reserves:
Reserve for research and manpower development		315,595		123,333

Appropriations
Reserve for business expansion		1,097,000		490,000
Reserve for technology development		377,300		374,000
Cash dividends		585,438		597,198

Sub-total		(2,059,738)		(1,461,198)

Unappropriated retained earnings to be carried forward to subsequent year	(Won)	1,989	(Won)	136,105

20.	RESERVES

Details of reserves as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Net change in fair value of available-for-sale financial assets	(Won)	352,617	(Won)	803,075	(Won)	1,003,145
Loss on valuation of derivatives		(32,123)		(66,469)		(4,416)

Total	(Won)	320,494	(Won)	736,606	(Won)	998,729

Details of changes in reserves for the years ended December, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for-sale financial assets		Loss on valuation of derivatives		Total

Balance, January 1, 2010	(Won)	1,003,145	((Won)	4,416)	(Won)	998,729
Changes		(255,951)		(79,768)		(335,719)
Tax effect		55,881		17,715		73,596

Balance, December 31, 2010	(Won)	803,075	((Won)	66,469)	(Won)	736,606

Balance, January 1, 2011	(Won)	803,075	((Won)	66,469)	(Won)	736,606
Changes		(567,694)		43,449		(524,245)
Tax effect		117,236		(9,103)		108,133

Balance, December 31, 2011	(Won)	352,617	((Won)	32,123)	(Won)	320,494

Details of changes in fair value of available-for-sale financial assets for years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax

Beginning balance	(Won)	1,032,888	((Won)	229,813)	(Won)	803,075	(Won)	1,288,838	((Won)	285,694)	(Won)	1,003,144
Recognized in other comprehensive income during the period		(430,125)		84,545		(345,580)		(255,950)		55,881		(200,069)
Reclassified from equity to profit or loss for the period		(137,569)		32,691		(104,878)		—		—		—

Ending balance	(Won)	465,194	((Won)	112,577)	(Won)	352,617	(Won)	1,032,888	((Won)	229,813)	(Won)	803,075

Details of changes in gain or loss on valuation of derivatives for years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax

Beginning balance	((Won)	87,056)	(Won)	20,587	((Won)	66,469)	((Won)	7,288)	(Won)	2,872	((Won)	4,416)
Recognized in other comprehensive income during the period		54,101		(13,023)		41,078		(60,057)		13,379		(46,678)
Reclassified from equity to profit or loss for the period		(10,652)		3,920		(6,732)		(19,711)		4,336		(15,375)

Ending balance	((Won)	43,607)	(Won)	11,484	((Won)	32,123)	((Won)	87,056)	(Won)	20,587	((Won)	66,469)

21.	OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Other operating income:
Reversal of allowance for doubtful accounts (Note)	(Won)	649	(Won)	188
Gain on disposal of property and equipment and intangible assets (Note)		1,760		8,093
Other (Note)		21,464		27,695

	(Won)	23,873	(Won)	35,976

Other operating expenses:
Communication expenses	(Won)	58,552	(Won)	55,388
Utilities		123,996		117,062
Taxes and dues		36,157		46,071
Repair		202,950		181,263
Research and development		240,168		264,417
Training		31,044		28,054
Bad debt		52,177		53,611
Supplies and other		60,700		57,563
Loss on disposal of property and equipment and intangible assets (Note)		15,752		56,597
Donations (Note)		103,193		203,460
Other bad debt (Note)		7,815		10,988
Other (Note)		8,855		17,144

	(Won)	941,359	(Won)	1,091,618

(Note)	Under Korean GAAP, these were classified as other non-operating income and expenses. While, under K-IFRS, these are classified as other operating income and expenses.

22.	FINANCIAL INCOME AND COSTS

Details of financial income and costs for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Financial income:
Interest income	(Won)	137,808	(Won)	210,398
Dividends		40,767		38,981
Gain on foreign currency transactions		8,415		7,174
Gain on foreign currency translation		182		15,711
Gain on valuation of financial asset at FVTPL		2,617		—
Gain on disposal of long-term investment securities		158,965		172,679
Gain on valuation of derivatives		3,389		—
Gain on transactions of derivatives		—		7,951
Gain on valuation of financial liability at FVTPL		63,769		—

	(Won)	415,912	(Won)	452,894

Financial costs:
Interest expenses	(Won)	195,346	(Won)	257,592
Loss on foreign currency transactions		8,133		11,010
Loss on foreign currency translation		4,298		384
Loss on disposal of short-term investment securities		—		1,866
Loss on disposal of long-term investment securities		302		65
Loss on impairment of investment securities		—		1,818
Loss on valuation of derivatives		—		19,198
Loss on transactions of derivatives		15,577		—
Loss on valuation of financial liability at FVTPL		—		19,233

	(Won)	223,656	(Won)	311,166

Details of interest income included in financial income for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Interest income on cash equivalents and deposits	(Won)	45,987	(Won)	19,314
Interest income on installment receivables and other interest income		91,821		191,084

	(Won)	137,808	(Won)	210,398

Details of interest expenses included in financial costs for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Interest expense on bank overdrafts and borrowings	(Won)	27,362	(Won)	55,660
Interest on bonds		153,318		182,694
Other interest expenses		14,666		19,238

	(Won)	195,346	(Won)	257,592

Details of income and costs by type of financial assets or financial liabilities; exclusive of the effects of bad debt expense on trade receivables, loans and other receivables, which is disclosed Note 5, for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011				December 31, 2010
	Financial income		Financial costs		Financial income		Financial costs
Financial assets:
Financial assets designated as at FVTPL	(Won)	2,617	(Won)	—	(Won)	1,255	(Won)	19,393
Available-for-sale financial assets		203,548		302		229,508		1,883
Loans and receivables		142,486		8,133		199,748		11,222
Derivatives designated as hedging instruments		—		8,088		—		—

Sub-total		348,651		16,523		430,511		32,498

Financial liabilities:
Financial liabilities designated as at FVTPL		67,158		2,353		—		20,904
Financial liabilities at amortized cost		103		199,644		15,687		257,764
Derivatives designated as hedging instruments		—		5,136		6,696		—

Sub-total		67,261		207,133		22,383		278,668

Total	(Won)	415,912	(Won)	223,656	(Won)	452,894	(Won)	311,166

Details of impairment losses for each class of financial assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Impairment loss on available-for-sale financial assets	(Won)	—	(Won)	1,818
Bad debt		52,177		53,611
Other bad debt		7,815		10,988

	(Won)	59,992	(Won)	66,417

23.	INCOME TAX

Income tax expenses for the years ended December 31, 2011 and 2010 consist of the following (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

I. Current tax :
Currently	(Won)	483,538	(Won)	504,708
Adjustments recognized in the period for current tax of prior periods		90,702		10,937

		574,240		515,645

II. Deferred tax:
Changes in net deferred tax assets		(103,562)		(37,882)
Deferred tax assets directly added to (deducted from) equity		109,380		78,866

		5,818		40,984

III. Income tax for continuing operation	(Won)	580,058	(Won)	556,629

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2011 and 2010 is attributable to the following (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Income taxes at statutory income tax rate of 24.2% (*)	(Won)	550,384	(Won)	605,853
Non-taxable income		(9,884)		(8,244)
Non-deductible expenses		5,065		36,970
Tax credit and tax reduction		(39,502)		(30,002)
Tax effects of temporary differences, unused tax losses and unused tax credits not recognized in deferred tax assets		(4,454)		(25,097)
Others (Tax effect from statutory tax rate change, additional income tax for prior periods and etc.)		78,449		(22,851)

Income tax for continuing operation	(Won)	580,058	(Won)	556,629

(*)	Tax rate represents statutory tax rate in Korea applied to the Company. The statutory income tax rate is 11.0% up to (Won)200 million of net taxable income and 24.2% above (Won)200 million of net taxable income.

Deferred tax assets (liabilities) directly added to (deducted from) equity for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Net change in fair value of available-for-sale financial assets	(Won)	117,236	(Won)	55,881
Gain or loss on valuation of derivatives		(9,103)		17,715
Actuarial gain or loss		4,228		—
Loss on disposal of treasury stock		(2,981)		—
Others		—		5,270

	(Won)	109,380	(Won)	78,866

Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

For the year ended December 31, 2011

Account	Beginning		Deferred tax expense (income)		Directly added to (deducted from) equity		Spin-off		Ending

Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	(Won)	42,769	((Won)	11,258)	(Won)	—	((Won)	6,446)	(Won)	25,065
Accrued interest income		(564)		(713)		—		—		(1,277)
Available-for-sale financial assets		(243,998)		44,458		117,236		—		(82,304)
Investments in subsidiaries and associates		46,357		15,111		—		—		61,468
Property and equipment (depreciation)		(113,326)		(29,325)		—		—		(142,651)
Provisions		180,687		3,775		—		—		184,462
Retirement benefit obligation		4,556		2,162		4,228		(217)		10,729
Gain or loss on valuation of derivatives		(5,252)		25,838		(9,103)		—		11,483
Gain or loss on foreign currency translation		7,622		1,646		—		—		9,268
Tax free reserve for research and manpower development		(80,520)		27,280		—		—		(53,240)
Goodwill relevant to leased line		140,809		(24,522)		—		—		116,287
Unearned revenue (activation fees)		117,432		(920)		—		—		116,512
Others		86,909		(59,350)		(2,981)		—		24,578

	(Won)	183,481	((Won)	5,818)	(Won)	109,380	((Won)	6,663)	(Won)	280,380

For the year ended December 31, 2010

Account	Beginning		Deferred tax expense (income)		Directly added to (deducted from) equity		Ending

Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	(Won)	48,206	((Won)	5,437)	(Won)	—	(Won)	42,769
Accrued interest income		(635)		71		—		(564)
Available-for-sale financial assets		(250,033)		(49,846)		55,881		(243,998)
Investments in subsidiaries and associates		(6,698)		53,055		—		46,357
Property and equipment (depreciation)		(17,586)		(95,740)		—		(113,326)
Provisions		151,686		29,001		—		180,687
Retirement benefit obligation		3,269		1,287		—		4,556
Gain or loss on valuation of derivatives		(29,139)		6,172		17,715		(5,252)
Gain or loss on foreign currency translation		11,177		(3,555)		—		7,622
Tax free reserve for research and manpower development		(124,227)		43,707		—		(80,520)
Goodwill relevant to leased line		189,372		(48,563)		—		140,809
Unearned revenue (activation fees)		130,676		(13,244)		—		117,432
Others		39,531		42,108		5,270		86,909

	(Won)	145,599	((Won)	40,984)	(Won)	78,866	(Won)	183,481

Details of temporary differences not recognized as deferred tax assets (liabilities) in the statements of financial position as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Allowance for doubtful accounts	(Won)	77,405	(Won)	77,405	(Won)	77,405
Investments in subsidiaries and associates		324,372		342,777		475,829
Other temporary differences		51,150		51,150		51,150

	(Won)	452,927	(Won)	471,332	(Won)	604,384

24.	NET INCOME PER SHARE

Net income per share for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	For the years ended
	December 31, 2011		December 31, 2010

Net income attributable to the owners of the Company	(Won)	1,694,363	(Won)	1,947,008
Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income per share (in Korean won)	(Won)	24,002	(Won)	27,063

The weighted average number of common shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows:

2011

	Number of shares	Weighted number of days	Weighted number of shares

For the years ended December 31, 2011
Outstanding common stocks at January 1, 2011	80,745,711	365 / 365	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	365 / 365	(9,650,712)
Acquisition of treasury stock	(1,400,000)	131 / 365 (Note)	(503,062)

Total	69,694,999		70,591,937

2010

	Number of Shares	Weighted number of days	Weighted number of shares
For the years ended December 31, 2010
Outstanding common stocks at April 1, 2010	80,745,711	365 / 365	80,745,711
Treasury stocks at July 1, 2010	(8,400,712)	365 / 365	(8,400,712)
Acquisition of treasury stock	(1,250,000)	118 / 365 (Note)	(402,612)

Total	71,094,999		71,942,387

(Note)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income per share amounts for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share

	For the years ended
	December 31, 2011		December 31, 2010

Diluted net income to the owners of the Company	(Won)	1,698,983	(Won)	1,951,965
Diluted weighted average number of common shares outstanding		72,784,039		74,033,383

Diluted net income per share (in Korean won)	(Won)	23,343	(Won)	26,366

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the years ended
	December 31, 2011		December 31, 2010

Net income and ordinary income	(Won)	1,694,363	(Won)	1,947,008
Effect of convertible bonds (Note)		4,620		4,957

Adjusted net income and ordinary income	(Won)	1,698,983	(Won)	1,951,965

Weighted average number of common shares outstanding		70,591,937		71,942,387
Effect of exchangeable bonds (Note)		2,192,102		2,090,996

Adjusted weighted average number of common shares outstanding		72,784,039		74,033,383

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

25.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won, except for face value and share data):

	Dividend type	Number of shares outstanding	Face value per share		Dividend ratio	Dividends

2011	Cash dividends (interim)	71,094,999	(Won)	500	200%	(Won)	71,095
	Cash dividends (year-end)	69,694,999	(Won)	500	1,680%		585,438

	Total					(Won)	656,533

2010	Cash dividends (interim)	72,344,999	(Won)	500	200%	(Won)	72,345
	Cash dividends (year-end)	71,094,999	(Won)	500	1,680%		597,198

	Total					(Won)	669,543

Dividends payout ratios (including interim dividend) for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won and %):

	For the years ended
	December 31, 2011		December 31, 2010

Dividends	(Won)	656,533	(Won)	669,543
Net income		1,694,363		1,947,008

Dividends payout ratio		38.75%		34.39%

Dividends yield ratios (including interim dividend) for the years ended December 31, 2011 and 2010 are as follows (in Korean won and %)

	For the years ended
	December 31, 2011		December 31, 2010

Dividend per share	(Won)	9,400	(Won)	9,400
Stock price at the year-end		141,500		173,500

Dividends yield ratio		6.64%		5.42%

26.	TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2011, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business

Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Telink Co., Ltd.	83.5	Telecommunication service
”	SK Communications Co., Ltd.	64.6 (Note c)	Internet website services
”	PAXNet Co., Ltd.	59.7 (Note c)	Internet website services
”	Loen Entertainment, Inc.	67.6 (Note c)	Release of music disc
”	Stonebridge Cinema Fund	45.6	Investment association
”	Ntreev Soft Co., Ltd.	63.7	Game software production
”	Commerce Planet Co., Ltd.	100.0 (Note c)	Online shopping mall operation agency
”	SK Broadband Co., Ltd.	50.6	Telecommunication service
”	Broadband D&M Co., Ltd.	100.0 (Note c)	Base station maintenance service
”	Broadband Media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
”	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
”	K-net Culture and Contents Venture Fund	59.0 (Note c)	Investment association
”	2nd BMC Focus Investment Fund	66.7 (Note c)	Investment association
”	Open Innovation Fund	98.9 (Note c)	Investment association
”	PS&Marketing Corporation	100.0	Communications device retail business
”	Service Ace Co., Ltd.	100.0	Customer center management service
”	Service Top Co., Ltd.	100.0	Customer center management service
”	Network O&S Co., Ltd.	100.0	Base station maintenance service
”	BNCP Co.,Ltd.	100.0 (Note c)	Internet website services
”	Service-In Co.,Ltd.	100.0 (Note c)	Database & on-line information service
”	SK Planet Co.,Ltd.	100.0	Telecommunication service and media service
”	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)
”	Sky Property Mgmt., Ltd.	60.0	Real estate investment
”	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	Manufacturing
”	SK China Real Estate Co., Ltd.	99.4	Real estate investment
”	SKT Vietnam PTE., Ltd.	73.3	Telecommunication service
”	SKT Americas, Inc.	100.0	Information gathering and consulting
”	YTK Investment, Ltd	100.0	Investment association
”	Atlas Investment	100.0	Investment association
”	Technology Innovation Partners, LP	100.0 (Note c)	Investment association
”	SK Telecom China Fund I LP	100.0	Investment association

(Note a)	The ownership percentage represents ultimate parent company’s ownership over the parent company.
(Note b)	The ownership percentage represents parent company’s ownership over the Company.
(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

a. Transactions and balances with related parties

Significant related party transactions for the years ended December 31, 2011 and 2010, and account balances as of December 31, 2011 and 2010 and January 1, 2010 are as follows (in millions of Korean won):

a-(1) Transactions

	For the years ended
	December 31, 2011						December 31, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	218,380	(Won)	280,255	(Won)	5,405	(Won)	228,793	(Won)	271,187	(Won)	10,057

Parent Company:
SK Holdings Co., Ltd.		—		25,555		1,042		118		24,724		1,408

Subsidiaries:
SK Telink Co., Ltd.		—		96,895		62,688		—		111,871		67,205
SK Communications Co., Ltd.		1,948		32,093		6,523		229		24,053		10,011
Loen Entertainment, Inc.		—		30,730		3,446		—		35,838		3,931
Ntreev Soft Co., Ltd.		—		—		13,361		94		4,469		6,099
Commerce Planet Co., Ltd.		—		30,439		4,677		8,241		119,373		10,396
SK Broadband Co., Ltd.		124,276		316,220		90,729		66,339		169,861		72,302
PS&Marketing Corporation		—		287,010		3,369		10		190,258		2,886
Service Ace Co., Ltd.		—		127,352		8,670		—		54,228		4,079
Service Top Co., Ltd.		—		121,493		7,832		—		54,102		3,280
Network O&S Co., Ltd.		59,751		134,985		3,190		—		60,495		1,135
SK Planet Co., Ltd.		—		140,264		13,101		—		—		—
SK Telecom China Holdings Co., Ltd.		—		26,235		—		—		24,328		—
SKT Americas, Inc.		—		7,399		—		—		19,219		—
Others		118		2,167		262		224		3,929		770

Associates:
SK Marketing & Company Co., Ltd.		7,161		127,898		9,705		11,802		165,702		7,168
F&U Credit Information Co., Ltd.		—		43,665		1,402		—		44,125		2,132
SK Wyverns Baseball Club Co., Ltd.		—		19,604		17		—		18,000		67
HanaSK Card Co., Ltd.		16		283,123		167,882		—		95,044		3,562
MRO Korea Co., Ltd.		6,305		4,723		4		6,233		4,094		55
Others		6,305		22,461		5		179		8,857		5

Others :
SK innovation Co., Ltd.		—		765		4,422		—		700		3,915
SK MNS Co., Ltd.		—		9,779		104		921		10,095		287
SK Engineering & Construction Co., Ltd.		316,713		32,399		3,004		290,391		18,943		6,079
SK Telesys Co., Ltd.		221,804		15,110		61,195		307,931		10,345		12,072
SK Networks Co., Ltd.		8,631		312,176		15,663		8,949		448,102		18,834
SK Networks Service Co., Ltd.		257		35,021		642		254		24,491		308
Others		5,913		46,661		12,175		8,496		9,937		7,859

Total	(Won)	977,578	(Won)	2,612,477	(Won)	500,515	(Won)	939,204	(Won)	2,026,370	(Won)	255,902

a-(2) Account balances

	As of December 31, 2011
	Accounts Receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	2,452	(Won)	—	(Won)	89,784	(Won)	197

Parent Company:
SK Holdings Co., Ltd.		146		—		—		—

Subsidiaries:
SK Telink Co., Ltd.		2,664		—		7,749		3,281
SK Communications Co., Ltd.		1,221		—		2,508		5,524
Loen Entertainment, Inc.		472		—		764		—
Ntreev Soft Co., Ltd.		1,629		—		—		—
Commerce Planet Co., Ltd.		1		—		363		—
SK Broadband Co., Ltd.		7,244		982		78,286		40,401
PS&Marketing Corporation		371		—		40,311		6,249
Service Ace Co., Ltd.		735		—		13,213		3,997
Service Top Co., Ltd.		438		—		14,733		2,462
Network O&S Co., Ltd.		575		—		50,210		170
SK Planet Co., Ltd.		85,902		—		177,809		66,805
SKT Vietnam PTE., Ltd.		3,788		—		—		—
SKT Americas, Inc.		—		—		4,062		—
Others		—		—		591		151

Associates:
SK Marketing & Company Co., Ltd.		262		—		22,977		—
F&U Credit Information Co., Ltd.		—		—		3,736		—
SK Wyverns Baseball Club Co., Ltd.		3,812		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
HanaSK Card Co., Ltd.		8,627		—		1,600		—
MRO Korea Co., Ltd.		—		—		1,057		—
Daehan Kanggun BcN Co., Ltd.		20,562		—		—		—
Others		—		—		1,060		—

Others :
SK innovation Co., Ltd.		940		91		2		—
SK MNS Co., Ltd.		332		—		2,346		—
SK Engineering & Construction Co., Ltd.		486		—		27,808		82
SK Telesys Co., Ltd.		106		—		35,371		—
SK Networks Co., Ltd.		696		4,613		29,296		696
SK Networks Service Co., Ltd.		—		—		3,530		—
Others		2,141		—		1,322		—

Total	(Won)	184,014	(Won)	5,686	(Won)	610,488	(Won)	130,015

	As of December 31, 2010
	Accounts Receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	843	(Won)	—	(Won)	163,154	(Won)	197

Parent Company:
SK Holdings Co., Ltd.		525		—		—		—

Subsidiaries:
SK Telink Co., Ltd.		4,573		—		9,086		3,439
SK Communications Co., Ltd.		2,239		—		8,706		5,524
Loen Entertainment, Inc.		665		—		4,058		—
Ntreev Soft Co., Ltd.		6,622		—		75		—
Commerce Planet Co., Ltd.		10,927		—		19,359		—
SK Broadband Co., Ltd.		3,373		1,151		63,917		39,462
PS&Marketing Corporation		1,085		—		27,133		5,913
Service Ace Co., Ltd.		164		—		10,078		3,890
Service Top Co., Ltd.		542		—		9,672		3,367
Network O&S Co., Ltd.		184		—		10,627		170
SK Telecom China Holdings		—		—		6,984		—
SKT Vietnam PTE., Ltd.		4,205		—		—		—
SKT Americas, Inc.		—		—		7,830		—
Others		224		—		910		150

Associates:
SK Marketing & Company Co., Ltd.		3,382		—		32,304		—
F&U Credit Information Co., Ltd.		47		—		7,002		—
SK Wyverns Baseball Club Co., Ltd.		3,295		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
HanaSK Card Co., Ltd.		8,478		—		19,948		—
Daehan Kanggun BcN Co., Ltd.		30,224		—		—		—
Others		—		—		2,706		—

Others :
SK innovation Co., Ltd.		1,189		96		128		—
SK MNS Co., Ltd.		1,591		—		3,998		—
SK Engineering & Construction Co., Ltd.		1,171		—		16,148		82
SK Telesys Co., Ltd.		14,197		—		30,037		—
SK Networks Co., Ltd.		2,911		5,512		32,734		489
MRO Korea Co., Ltd.		5		—		1,408		—
SK Networks Service Co., Ltd.		35		—		2,013		—
Others		760		—		4,115		70

Total	(Won)	141,868	(Won)	6,759	(Won)	494,130	(Won)	62,753

	As of January 1, 2010
	Accounts Receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	758	(Won)	—	(Won)	89,318	(Won)	—

Parent Company:
SK Holdings Co., Ltd.		248		—		1		—

Subsidiaries:
SK Telink Co., Ltd.		4,847		—		814		2,045
SK Communications Co., Ltd.		1,785		—		12,738		5,524
Loen Entertainment, Inc.		272		—		652		—
Ntreev Soft Co., Ltd.		3,988		—		3,210		—
Commerce Planet Co., Ltd.		8,331		—		10,258		—
SK Broadband Co., Ltd.		2,356		1,216		374		5,114
PS&Marketing Corporation		159		—		32,400		5,084
SK Telecom China Holdings		—		—		8,500		—
SKT Vietnam PTE., Ltd.		3,835		—		—		—
SKT Americas, Inc.		—		—		5,567		—
Others		7		—		19		1,836

Associates:
SK Marketing & Company Co., Ltd.		2,403		—		25,921		249
F&U Credit Information Co., Ltd.		8		—		3,617		—
SK Wyverns Baseball Club Co., Ltd.		3,040		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
Others		—		—		2,288		—

Others :
SK energy Co., Ltd.		1,694		96		115		23
SK MNS Co., Ltd.		9		—		2,502		—
SK Engineering & Construction Co., Ltd.		182		—		991		83
SK Telesys Co., Ltd.		236		—		15,423		—
SK Networks Co., Ltd.		890		112		109,900		1,256
MRO Korea Co., Ltd.		3		—		691		—
SK Networks Service Co., Ltd.		350		—		1,556		—
Others		418		5,400		3,872		—

Total	(Won)	74,231	(Won)	6,824	(Won)	330,727	(Won)	21,214

b. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight (8) Registered directors (including outside directors)	(Won)	9,643	(Won)	837	(Won)	10,480	(Won)	2,994	(Won)	702	(Won)	3,696

27.	RESTRICTED DEPOSITS AND COMMITMENTS

k.	At December 31, 2011, the Company has guarantee deposits restricted for their checking accounts totaling (Won)19 million and deposits restricted for charitable trust for the benefit of the public amounting to (Won)77,500 million.

l.	At December 31, 2011, certain long-term financial instruments totaling (Won)50 million are secured for collateral.

m.	As of December 31, 2011, the Company has participated in “Tactical Airship” program with Joint Defense Corporation. For an advance receipt amounting to (Won)4,200 million, which Join Defense Corporation received, the Company provides payment guarantees to the Defense Acquisition Program Administration.

28.	DERIVATIVE INSTRUMENTS

a.	Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)4,461 million (net of tax effect totaling (Won)924 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)20,530 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,772 million (net of tax effect totaling (Won)1,162 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)81,583 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,344 million (net of tax effect totaling (Won)748 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)1,577 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)957 million (net of tax effect totaling (Won)305 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)4,355 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of December 31, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)53,284 million (excluding tax effect totaling (Won)17,012 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling (Won)3,736 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations for the year ended December 31, 2011.

In addition, on October 14, 2011, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling US$220,000, 000 issued on April 29, 2009. As of December 31, 2011, in connection with unsettle cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)399 million (excluding tax effect totaling (Won)127 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)1,026 million) is accounted for as other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its U.S. dollar denominated bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)18,801 million (net of tax effect totaling (Won)6,003 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)1,284 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling S$65,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,147 million (net of tax effect totaling (Won)685 million and foreign exchange translation loss arising from unguaranteed Singapore dollar denominated bonds totaling (Won)154 million) is accounted for as accumulated other comprehensive income.

As of December 31, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, Singapore dollars, Japanese yen and millions of Korean won):

Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge

Current assets:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	1,515
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		82,193

Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		15,145
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		63,246
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		23,520
Fix-to-fixed cross currency swap	Singapore dollar denominated bonds	S$	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		2,986

Total assets					(Won)	188,605

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012	(Won)	3,093
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr. 29, 2012		1,552

Total liabilities					(Won)	4,645

29.	SEPERATE STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Reversal of allowance for doubtful accounts	((Won)	649)	((Won)	188)
Gain on disposal of property, equipment and intangible assets		(1,760)		(8,093)
Interest income		(137,808)		(210,398)
Dividend income		(40,767)		(38,981)
Gain on foreign currency translation		(182)		(15,711)
Gain on valuation of financial assets at FVTPL		(2,617)		—
Gain on disposal of long term investment securities		(158,965)		(172,679)
Gain on valuation of derivatives		(3,389)		—
Gain on transactions of derivatives		—		(7,951)
Gain on valuation of financial liabilities at FVTPL		(63,769)		—
Gain on disposal of investments in associates		(1,990)		(12,169)
Other income		—		(3,457)
Provision for retirement benefits		30,883		30,474
Depreciation and amortization		1,793,863		1,648,492
Bad debt expenses		52,177		53,611
Loss on disposal of property, equipment and intangible assets		15,752		56,597
Loss on impairment of property and equipment		—		316
Loss on impartment of intangible assets		—		4,123
Other bad debt expenses		7,815		10,988
Interest expenses		195,346		257,592
Loss on foreign currency translation		4,298		384
Loss on disposal of short-term investment securities		—		1,866
Loss on disposal of long-term investment securities		302		65
Loss on impairment of long-term investment securities		—		1,818
Loss on valuation of derivatives		—		19,198
Loss on transactions of derivatives		15,577		—
Loss on valuation of financial liabilities at FVTPL		—		19,233
Loss on disposal of investments in associates		6,473		5,288
Income tax expense		580,058		556,629
Other expenses		7,020		18,740

	(Won)	2,297,668	(Won)	2,215,787

Changes in assets and liabilities from operating activities for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010

Accounts receivable - trade	(Won)	63,278	(Won)	50,638
Accounts receivable - other		1,560,663		(102,267)
Advance payments		31,177		(60,834)
Prepaid expenses		49,822		7,939
Inventories		(10,687)		13,637
Other current assets		(4,080)		(203)
Long-term accounts receivables - other		521,691		234,563
Guarantee deposits		(6,487)		14,438
Accounts payable - other		243,656		193,449
Advanced receipts		5,726		11,971
Withholdings		94,240		97,438
Current provision		3,767		136,734
Accrued expenses		41,190		38,463
Unearned revenue		(55,333)		(62,894)
Deposits received		66,940		40,676
Retirement benefit payment		(48,771)		(17,867)
Plan assets		8,417		(15,327)
Non-current provisions		27,080		1,071

	(Won)	2,592,289	(Won)	581,625

Significant non-cash transactions for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Transfer of construction in progress to property and equipment	(Won)	1,758,253	(Won)	1,467,041
Accounts payable - other of tangible assets and others		876,796		—
Write-off of accounts receivable-trade and others		88,427		70,776
Transfer of long-term borrowings to current portion of long-term debt account		—		700,000
Transfer of bonds payable to current portion of long-term debt account		1,010,329		621,670
Transfer of long-term payables - other to current portion of long-term debt account		92,158		170,000

30.	SPIN-OFF

In accordance with the resolution of the Board of Directors on July 19, 2011 and the approval of general meeting of shareholders on August 31, 2011, the Company spun off platform business segment and established SK Planet Co., Ltd. on October 1, 2011 and had new company registered on October 5, 2011. General information related to the spin-off is summarized as follows:

Description

Spin-off method	Simple physical spin-off
Spin-off company	SK Telecom Co., Ltd. (Surviving company)
SK Planet Co., Ltd. (New spin-off company)
Date of spin-off	October 1, 2011

The condensed financial information as of before and after the company’s spin-off are as follows (in millions of Korean won);

	Before (September 30, 2011)		After (October 1, 2011)
	SK Telecom Co., Ltd.		SK Telecom Co., Ltd.		SK Planet Co., Ltd.

Total Assets	(Won)	19,400,114	(Won)	19,078,523	(Won)	1,565,413
Total Liabilities		7,673,828		7,352,237		321,591
Total Shareholders’ Equity		11,726,286		11,726,286		1,243,822

31.	SUBSEQUENT EVENTS

e.	Acquisition of common stock in Hynix Semiconductor Inc.

On November 11, 2011, in accordance with the resolution of the Board of Directors, the Company decided to acquire 146,100,000 shares of common stock in Hynix Semiconductor Inc. for approximately (Won)3,426,657 million. The acquisition was completed on February 14, 2012. The Company acquired the investee’s common stock by cash settlement; the Company purchased old and new stocks issued by Hynix. As a result of the acquisition, the Company’s ownership of Hynix Semiconductor Inc. is 21.05%.

f.	Borrowing of bank loans

On November 10, 2011, in accordance with the resolution of the Board of Directors, the Company decided to borrow (Won)2,500,000 million (classified as short term borrowing of 500,000 million and long term borrowing of (Won)2,000,000 million) of a syndicated loan from Kookmin Bank and Woori Bank. On February 14, 2012, the Company executed the loan to pay for the acquisition of the equity interest of Hynix Semiconductor. The maturity of the short-term borrowing is one year and long-term borrowing is three years from the execution date.

32.	FINANCIAL RISK MANAGEMENT

Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a.	Market risk

a-(1) Currency risk

The Company is exposed to currency risk of its revenue and expenditure that are denominated in a currency other than the functional currency of the Company. The Company primarily transacts in USD, JPY and EUR, besides its functional currency of KRW. The Company has hedging policies based on its business characteristics and its current financial instruments (which hedge its currency risks). In addition, the Company analyzes, manages and reports currency risk periodically through its foreign currency denominated receivables and payables management system.

Details of the Company’s monetary assets and liabilities denominated in foreign currencies as of December 31, 2011, are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of Singapore dollars and thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent

US$	27,052	(Won)	31,198	1,317,234	(Won)	1,519,166
EUR	7		11	6,761		10,101
JPY	99,451		1,477	20,616,595		306,189
SGD	—		—	64,424		57,108
Others	—		—	548		166

		(Won)	32,686		(Won)	1,892,730

In addition, the Company has entered into a cross currency swaps to hedge against currency risk related to foreign currency borrowings and bonds payable. (Refer to Note 28)

The Company’ sensitivity to a 10% change in Korean won (functional currency of the Company) against major foreign currencies as of December 31, 2011 is as follows (in millions of Korean won):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency

US$	((Won)	38,083)	(Won)	38,083
EUR		(1,009)		1,009
JPY		(41)		41
Others		(17)		17

a-(2) Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes. Refer to Note 7 for details on the carrying value of these investments. As of December 31, 2011, marketable equity securities are (Won)1,273,132 million.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of December 31, 2011, borrowings and bonds payables with floating interest rate is (Won)1,014,753 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables (Refer to Note 28).

As such, there would be no change in income before income tax even if there would be change in interest rate.

b.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institution. The amount of maximum exposure to credit risk of the Company is same as the book value of financial assets as of December 31, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 22.

c.	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash equivalents balance and liquidity through the utilization of its various committed credit lines, while operating an effective & effective business.

The contractual maturity of financial liabilities of the Company as of December 31, 2011 is as follows (in millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total

Borrowings	(Won)	—	(Won)	115,330	(Won)	—	(Won)	115,330
Bonds payable (Note a)		956,070		1,775,943		851,320		3,583,333
Derivatives liabilities		4,645		—		—		4,645
Other payables (Note b)		1,926,179		1,056,142		—		2,982,321

Total	(Won)	2,886,894	(Won)	2,947,415	(Won)	851,320	(Won)	6,685,629

(Note a)	Exclusive of bond discount.
(Note b)	Includes undiscounted long-term payables and long-term security deposits the Company received.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company’s overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the separate financial statements.

Debt-equity ratio as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010

Total liabilities	(Won)	8,554,225	(Won)	8,146,168	(Won)	8,769,978
Equity		11,966,302		11,580,958		10,785,451

Debt-equity ratio		71.49%		70.34%		81.31%

Deloitte Anjin LLC
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www.deloitteanjin.co.kr

Independent Accountant’s Review Report

on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2011. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS As of December 31, 2011, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2011, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with Korean International Financial Reporting Standards, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS As of December 31, 2011, and we did not review its IACS subsequent to December 31, 2011. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

March 13, 2012

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Report on the Assessment of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd.

(“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2011.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2011, in all material respects, in accordance with the IACS Framework.

March 13, 2012

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: April 30, 2012